





Going Places

Macerich Annual Report 2006

journey.

For retailers, it's about collaboration and continual reinvestmen
in our business and theirs. For the communities we serve, it'
about working together to create destinations that reflect the
wants and needs. For investors, it's about long-term value
creation stemming from a clear vision. For consumers, it's about
the total experience our destinations deliver.

Letter to Our Stockholders

Macerich continued to create significant value in 2006 by elevating our portfolio and building a sizeable return for our stockholders. Total stockholder return for the year was 33.9%, contributing to a three-year total return of 121.5% and a five-year total return of 326.2%. In 2006, the company increased dividends for the 13th consecutive year.

As a company that considers its pipeline a tremendous source of strength and growth, Macerich reached an important milestone in 2006 with the opening of Twenty Ninth Street in Boulder, Colorado. Not only is this a terrific new asset in an attractive, affluent community—it represents a signature Macerich strategy: to create new value in well-positioned properties.

For us personally, Twenty Ninth Street embodies the tenacity, creativity and long-term vision that set Macerich apart. We've owned this property for more than 25 years, and it was where we, along with Art's brother, Ed, discovered you could make a lasting connection with a property and a community. This relationship has endured to see the property renewed as a powerful revenue-generator that will be relevant to Boulder, and to our company, for years to come.

Twenty Ninth Street is a prime example of how 2006 was indeed a remarkable year of building net asset value for Macerich. We also completed the redevelopment of Carmel Plaza in Northern California, another excellent model of value creation, where we realized a significant return on our investment.

A Watershed Year for Entitlements With our sights squarely focused on creating value, 2006 also was a watershed year for entitlements that will allow us to take our properties to new levels of success. For example, our work in 2006 led to approval early this year for 3.5 million square feet of mixed-use space—one of the most promising plans in Macerich history—for our high-performing Tysons Corner Center in McLean, Virginia. Among many other key entitlements, we also gained

important approvals to add up to five mid-rise residential and office towers to the landmark Biltmore Fashion Park in Phoenix, which emerged from an extensive and well-received renovation last fall.

We executed over 1.52 million square feet of leases of less than 10,000 square feet—up from 1.2 million in 2005—at average initial rents of $39.17, for a positive re-leasing spread of 18.5% for the year.

Demand was solid. Our tenants experienced good sales growth throughout the portfolio and we ended the year with our portfolio mall sales per square foot at $452, compared to $417 at year-end 2005. We continue to elevate the quality of our properties, delivering one of the most productive portfolios in the industry. Last year, Macerich's portfolio reflected steadily increasing sales per square foot, with the top half of Macerich properties averaging $540 per square foot. Strong tenant sales growth coupled with solid leasing activity led to robust occupancy levels at year-end of 93.6%.

During the year, we sold eight non-core assets averaging $303 per square foot in sales. The sales generated net proceeds of over $300 million, which we plan to redeploy into new projects. This also helped drive our net income to $252.4 million for the year, compared to $71.7 million in 2005.

Strengthening Our Balance Sheet The past year was highly productive in terms of strengthening our balance sheet—an essential foundation for realizing our ambitious development projects. In addition to the strategic sales of eight appreciated, non-core assets, we continue to pursue our strategy of placing long-term fixed-rate mortgages on



Mace Siegel and Richard Cohen found the MaceRich Real Estate Company. Their first project is developing an abandoned athletic field in Ames, Iowa, into a thriving strip center.



Macerich purchases its first regional mall, Lakewood Center in Southern California.



Corporate offices move to Santa Monica, California, where they remain today.

Financial Overview

(All amounts in thousands, except per share and per square foot amounts)	2002	2003	2004	2005	2006
Operating Data					
Total revenues	$317,300	$438,117	$495,175	$711,824	$829,656
Shopping center and operating expenses	$99,377	$136,881	$146,465	$223,905	$262,127
Management Company expenses[1]	$12,881	$32,031	$44,080	$52,840	$56,673
REIT general and administrative expenses	$7,435	$8,482	$11,077	$12,106	$13,532
Net income	$81,382	$128,034	$91,633	$71,686	$252,358
Net income per share–diluted	$1.62	$2.09	$1.40	$.88	$3.19
Other Data					
FFO–diluted[2]	$194,643	$269,132	$299,172	$336,831	$383,122
Cash distributions declared per common share	$2.22	$2.32	$2.48	$2.63	$2.75
Portfolio occupancy at year-end	93.9%	93.3%	92.5%	93.5%	93.6%
Average mall sales per square foot— mall and freestanding stores	$355	$361	$391	$417	$452
Balance Sheet Data					
Investment in real estate (before accumulated depreciation)	$3,251,674	$3,662,359	$4,149,776	$6,160,595	$6,499,205
Total assets	$3,662,080	$4,145,593	$4,637,096	$7,178,944	$7,562,163
Total mortgage, notes and debentures payable	$2,291,908	$2,682,598	$3,230,120	$5,424,730	$4,993,879
Minority interest[3]	$221,497	$237,615	$221,315	$284,809	$387,183
Common stockholders' equity plus preferred equity	$1,045,134	$1,052,419	$1,012,467	$1,161,329	$1,876,526

properties and using the excess borrowing proceeds to pay down floating-rate corporate-level debt. Notably, Macerich reduced its floating-rate debt substantially to 20% at the end of 2006, down from 36% at the end of 2005. Furthermore, in the first quarter of 2007, refinancing activity again reduced our floating-rate debt to a level of 10% of total corporate debt.

In 2006, we completed more than $2 billion of property-specific financings. We renegotiated and upsized our line of credit to $1.5 billion at a reduced borrowing spread, and we raised more than $740 million of equity. Funds from operations–diluted for the year were $383.1 million or $4.35 per share, compared to $336.8 million or $4.35 per share in 2005.

Macerich added an important new executive to our leadership team late in 2006. With an impressive track record in leading high-performing property management and leasing teams, Tony Grossi joined the company as Chief Operating Officer from Canada's premier real estate company, Cadillac Fairview. Tony's sophisticated leasing acumen is making significant contributions across the portfolio.

"Our work in 2006 led to approval early this year for 3.5 million square feet of mixed-use space—one of the most promising plans in Macerich history—for our high-performing Tysons Corner Center in McLean, Virginia."

Macerich acquires a key property, Boulder's Crossroads Mall, and begins a focus on acquisitions.



Expanding its reach, Macerich opens a regional office in Dallas.

Macerich expands its portfolio into Northern California with the acquisition of Broadway Plaza.



Macerich goes public in a $273 million offering.



14.5
12.2
9.2
7.0
5.5
2.0B

During the past five years there was a tremendous amount of industry consolidation. Macerich continues to be one of the sector's leading consolidators and today is one of the country's largest mall companies. The graph above reflects the growth in total market capitalization in the past five years.



830
712
495
438
317
250M

Total revenues include 100% of all revenues from wholly-owned assets. The compounded annual growth, adjusted for discontinued operations, over the past five years of 26% is primarily a result of increasing the size and quality of the portfolio, and aggressive hands-on management.



78.9
76.9
62.5
57.7
58.4
30M

The above graph illustrates the consistent growth in the size of the portfolio in terms of leasable square footage. This increase resulted primarily from significant acquisition activity from 2002 to 2005 with the slight decline in 2006 due to the disposition of eight non-core assets.

[1] Effective July 1, 2003, the Company began consolidating the accounts of Macerich Management Company, in accordance with FIN 46. Effective July 26, 2002, the Company consolidated the accounts of the Westcor management companies.

[2] The Company uses funds from operations ("FFO") in addition to net income to report its operating and financial results and considers FFO and FFO–diluted as supplemental measures for the real estate industry and a supplement to Generally Accepted Accounting Principles ("GAAP") measures. The National Association of Real Estate Investment Trusts ("NAREIT") defines FFO as net income (loss) computed in accordance with GAAP, excluding gains (or losses) from extraordinary items and sales of depreciated operating properties, plus real estate-related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis. FFO and FFO on a fully diluted basis are useful to investors in comparing operating and financial results between periods. This is especially true since FFO excludes real estate depreciation and amortization as the Company believes real estate values fluctuate based on market conditions rather than depreciating in value ratably on a straight-line basis over time. FFO on a fully diluted basis is one of the measures investors find most useful in measuring the dilutive impact of outstanding convertible securities. FFO does not represent cash flow from operations as defined by GAAP, should not be considered as an alternative to net income as defined by GAAP and is not indicative of cash available to fund all cash flow needs. FFO, as presented, may not be comparable to similarly titled measures reported by other real estate investment trusts. For the reconciliation of FFO and FFO–diluted to net income, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Funds from Operations" in our Form 10-K included herein.

[3] "Minority interest" reflects the ownership interest in The Macerich Partnership, L.P. or other entities not owned by the REIT (Macerich).

Forward-Looking Statements: This Annual Report contains or incorporates statements that constitute forward-looking statements. Those statements appear in a number of places in this Annual Report and include statements regarding, among other matters, the Company's growth, acquisition, redevelopment and development opportunities, the Company's acquisition and other strategies, regulatory matters pertaining to compliance with governmental regulations and other factors affecting the Company's financial condition or results of operations. Words such as "expects," "anticipates," "intends," "projects," "predicts," "plans," "believes," "seeks," "estimates" and "should" and variations of these words and similar expressions are used in many cases to identify these forward-looking statements. Stockholders are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company or industry to vary materially from the Company's future results, performance or achievements, or those of the industry, expressed or implied in such forward-looking statements. Such factors include, among others, general industry, economic and business conditions, which will, among other things, affect demand for retail space or retail goods, availability and creditworthiness of current and prospective tenants, anchor or tenant bankruptcies, closures, mergers or consolidations, lease rates and terms, availability and cost of financing, interest rate fluctuations and operating expenses; adverse changes in the real estate markets including, among other things, competition from other companies, retail formats and technology, risks of real estate redevelopment, development, acquisitions and dispositions; governmental actions and initiatives (including legislative and regulatory changes); environmental and safety requirements; and terrorist activities that could adversely affect all of the above factors. You are directed to the Company's various filings with the Securities and Exchange Commission (including our Form 10-K under Item IA—Risk Factors) for a discussion of such risks and uncertainties, which discussion is incorporated herein by reference. The Company will not update any forward-looking information to reflect actual results or changes in the factors affecting the forward-looking information.

Performance



500
400
300
200
100
0
Macerich
S&P 500 Index
S&P Midcap 400 Index
NAREIT Index

The graph assumes that the value of the investment in each of Macerich's common stock and the indices was $100 at the beginning of the period and that dividends were reinvested.

Source: Standard & Poor's, a division of The McGraw-Hill Companies, Inc. © 2007.



2.22
2.32
2.48
2.63
2.75
1.50

Macerich has increased its dividend each year since going public in 1994.



3.06
3.58
3.90
4.35
4.35
2.00

The above graph of FFO per Diluted Share from 2002 through 2006 shows compounded annual growth of 8.2% for this important supplemental performance measure.

Note: For the reconciliation of FFO and FFO–diluted to net income and a definition of FFO, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Funds from Operations" in the Form 10-K included herein.

QUEENS CENTER MALL

Macerich makes its entry into the East Coast market and purchases Queens Center in New York.

Macerich buys significant properties in California and Texas, adding more than 4 million square feet to its portfolio.

Macerich acquires 4 million square feet of GLA at significant Western U.S. properties.



Carmel Plaza caps a streak of strategic property acquisitions, adding nearly 14 million square feet of GLA.

In many valuable ways, 2006 was an accomplished year for Macerich. Our acquisition of 11 former Federated spaces gave us an exciting new platform for growth. Already we're realizing added value as we have begun to establish highly tailored, market-specific new uses for these former department store spaces. At Scottsdale Fashion Square, we announced plans to open a 65,000-square-foot Barneys New York flagship store—Arizona's first—as part of a larger expansion scheduled to open in Fall 2009. At The Oaks in Thousand Oaks, California, we plan to open the region's first Nordstrom in Fall 2008 and leverage the former Federated space to also create a compelling outdoor lifestyle addition. Throughout the year, we also completed the groundwork for a number of other appealing and profitable anchor replacements that we expect to finalize in 2007.

Growth in Attractive Markets

Highly important to our continued growth are strategic acquisitions that bolster our presence in fast-growing, attractive markets where we already have particular strength, including Arizona, California and along the Eastern Seaboard. Our $241 million purchase in late 2006 of the locally dominant Deptford Mall, a 1-million-square-foot super-regional center in New Jersey, 20 minutes from Philadelphia, reflects this direction. Last year, we also announced an agreement to manage and redevelop Cross County Shopping Center in Yonkers, New York, a prime infill opportunity just outside of New York City.

"We continue to elevate the quality of our properties, delivering one of the most productive portfolios in the industry. Last year, Macerich's portfolio reflected steadily increasing sales per square foot, with the top half of Macerich properties averaging $540 per square foot."

In one of our most vibrant markets, Phoenix, we advanced our industry-leading, long-range development plan, Phoenix 20/20. SanTan Village in Gilbert, a 1.2-million-square-foot open-air regional center is scheduled to open its much-anticipated first phase in Fall 2007. Elsewhere in Arizona, we are successfully pursuing a broad variety of pipeline activities ranging from Estrella Falls in Goodyear, a major regional center and mixed-use project expected to open its first phase in 2008, to The Promenade at Casa Grande in Pinal County, Prasada in Surprise, and The Shops at Tangerine in Marana outside of Tucson. Overall, this complement of strategic projects in Arizona will ensure our premier position in this important region.

As Eastern U.S. markets become more central to Macerich's growth strategy, we are actively creating value through strategic redevelopment at such well-sited properties as Freehold Raceway Mall in New Jersey—where a 100,000-square-foot lifestyle addition is scheduled to open this fall—to a full renovation of the Danbury Fair Mall in its affluent Connecticut community.

In Macerich's hometown of Santa Monica, California, we are moving closer to approvals for a major redevelopment of Santa Monica Place. We believe this property, with one of the best retail locations in Southern California, is poised for exciting growth and long-term returns.

In all, we expect to average more than $500 million in new development and redevelopment annually over the next five years. You'll see a full outline of our pipeline projects starting on page 34 of this report—which brings to life the tremendous level of productive development work underway for 2007 and beyond.



Macerich buys Santa Monica Place.



Macerich acquires Westcor, Arizona's premier shopping center owner and developer with more than 14.1 million square feet of GLA.



Establishing a definitive national footprint, Macerich acquires Wilmorite and gains more than 13.4 million square feet of GLA.

Macerich celebrates revitalizations at key properties—Twenty Ninth Street in Boulder, Colorado, Carmel Plaza in Carmel-by-the-Sea, California, and Biltmore Fashion Park in Phoenix, Arizona.

How we go about developing and enhancing our real estate is the essence of Macerich. Our focus is on the process as much as the end result. Our sincere thanks and appreciation go to all those who have come along with us on this journey to creating remarkable places—our talented teams, valued retail partners and loyal shoppers. We also join with our Board of Directors to thank our stockholders for being part of our exciting vision and for their continued support of Macerich.

All tallied, 2006 was a terrific year for us. From a balance sheet perspective, and from an entitlements and net asset value perspective, Macerich is strongly positioned to pursue our pipeline of projects and succeed in creating value for our stockholders.

Very truly yours,

Mace Siegel
CHAIRMAN OF THE BOARD

Arthur M. Coppola
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Key Trends & Impacts

Since the birth of the modern shopping center industry in the 1950s, the mall business has changed and grown considerably in response to constantly shifting consumer preferences and economic trends.

Today, a number of key influences are defining what's next for successful shopping, dining and entertainment destinations. Mall owners and developers have to think like retailers, act like shoppers and understand what matters to local communities and governments. Here are six macro trends that shape Macerich's outlook.

1 The Changing Shopping Center

New everyday uses are influencing shopping center design across the country—from upscale markets and boutique hotels to easy gathering places for communities to enjoy.

Retail's forward momentum stems from change. Our culture's broad embrace of what is new and fresh pushes retail real estate toward new formats and inventive amenities. As consumers and their preferences evolve, so must the shopping centers that attract them.

Many enclosed regional shopping malls and lifestyle centers in the United States are set today along a curve of transformation. Increasingly, stepping forward to transform already attractive assets into properties that can better showcase retail concepts, better intrigue shoppers and better connect with local communities is a focus for major retail REITs, including Macerich.

What is changing? Amenities are going beyond the expected play areas and merry-go-rounds to embrace education, science, or even park settings for pets. Co-tenancy is being redefined, as modern customers welcome Costco to the mall where they also shop Macy's or Whole Foods.

We believe consumers are also looking for more at the mall—not only entertainment and shopping, but also a workplace and even a place to live. This drive toward densification likely will yield the greatest change of all at well-situated shopping centers that even now are thriving in the centers of their communities.


Chips
WHOLE
FOODS
MARKET


PUMA

2

Increasingly sophisticated consumers want to put their own individual stamps on the brands that define their lifestyles. PUMA exemplifies this trend with its popular Mongolian Shoe BBQ.

Custom-Tailoring Malls to Local Communities

Consumers today have the ability to customize nearly everything—from athletic shoes at PUMA and men's dress shirts at Neiman-Marcus to the Toyota Scion they can order online. When candy-colored iPod nanos are the norm, "off the shelf" in retail is increasingly off the mark.

Shopping centers are no exception: No longer do communities welcome "Anywhere, USA"-style shopping centers. Instead, attuned and engaged residents have a long list of prerequisites for new and re-developed properties. Many times, these "must-haves" translate to a broader imperative: Build a shopping environment that feels right for this community or you won't get permission to build it at all.

Our goal is to create authentic places; the lessons of Rodeo Drive and Fifth Avenue, Union Square and Michigan Avenue are guide-posts as we create places like Twenty Ninth Street in Boulder, Colorado, or make plans to add density to Tysons Corner Center near Washington, D.C. Real places have real meaning for consumers.

This remarkable cultural trend toward customization is worth paying attention to, as it will play a distinct role in shaping nearly every aspect of the shopping center industry in the years ahead.



Exciting new opportunities to regain valuable real estate are helping mall owners energize their retail mixes to meet changing consumer preferences and shopping patterns.

Regaining Valuable Real Estate

The Federated-May merger early in 2006 created significant opportunity for regional malls. Macerich's purchase of 11 Federated spaces across the country brought new control, flexibility and growth possibilities to our portfolio. While each property requires a unique and thoughtful design rather than a "plug-and-play" replacement, Macerich already is announcing plans for some of these compelling opportunities.

At The Oaks in Thousand Oaks, California, a prosperous suburban community, residents celebrated Macerich's midyear announcement to bring Nordstrom to the former Robinsons-May space. Slated to open in Fall 2008, Nordstrom at The Oaks is part of a broader plan to incorporate outdoor uses designed to suit Southern California lifestyles.

The Robinsons-May space at Arizona's luxury powerhouse Scottsdale Fashion Square cleared the way for the state's first Barneys New York, scheduled to open in Fall 2009. This luxury coup underscores the dominance of Macerich's luxury assets in the high-growth Phoenix marketplace.

Macerich believes the coming year holds significant promise for additional creative and market-specific plans to leverage these valuable spaces for maximum long-term productivity. In the case of Lakewood Center Mall, Macerich's first California property and still a high-performing bellwether within the portfolio, plans call for replacing Robinsons-May with a sought-after Costco.

4



Brand-centric shoppers keen on upscale labels and high-quality goods are fueling a continued growth in luxury retail that is elevating the experience at shopping centers worldwide.

The Luxury Factor

The success of elite luxury properties in the Macerich portfolio reflects *the continuing strengths* of the burgeoning luxury market and the desire of top luxury brands to expand their presence in new markets.

No longer considered an ephemeral phase for the retail industry, luxury growth continues to be buoyed by rising incomes for America's wealthiest consumers and an increasingly established preference for high-quality, upscale products that help shape consumers' identities. Observers of long-term trends see a strong and continued appetite for luxury goods that define the good life in America and around the world.

From La Encantada in Tucson, Arizona, where a mix of high-end local shoppers and Mexican nationals creates a vibrant and unique customer base, and Broadway Plaza, located at the heart of San Francisco's long-standing upscale East Bay area, to plans for a new Santa Monica Place in this exclusive Southern California beach city, Macerich believes it is well positioned to continue to grow its luxury properties in the Western United States. New luxury retailers committed to Macerich properties in 2006 include Barneys New York, Bottega Veneta and a far-ranging Coach portfolio agreement.



Relationships with all stakeholders—communities, consumers, local governments and especially retailers—are more important to shopping center owners than ever before. Macerich's new MAC 50 program underscores the central role of retailer relationships.

Building Relationships

Strong relationships have never been more important to the real estate and retail industries, as communities learn again the power of activism and as retailers understand the increasing influence they have to shape projects and shopping environments.

In a mature shopping center landscape, with growth becoming increasingly dependent on the ability to successfully redevelop key malls, forward-thinking property owners must create and nurture a nexus of strong, insightful relationships with communities and municipalities.

Macerich's consistent approach incorporates strong and open communications, proactive dialogue and opportunities to bring solutions to the table—all built firmly on a discipline of listening to communities. Creating connections ranges from small-group meetings with stakeholders to more informal communications, including a lighthearted, grassroots "Random Acts of Kindness" program launched in 2004 designed to reach local residents with tailored information about Macerich projects in development.

Listening is essential, as well, with our industry's most important partners: retailers. Macerich in 2006 introduced a special effort called the "MAC 50"—a program to more closely engage valued retail partners in every category.

MAC 50





Few can argue that American consumers love to shop. From tech-savvy teens to affluent and quality-conscious boomers, they express their positive outlook through all-weather purchasing patterns.

Consumer Outlook and Consumer Confidence

Unquestionably, consumers are at the core of the U.S. economy, and their buoyancy through the vagaries of changing economic conditions continues to support the long-term health of both the retail and retail real estate industries. We expect this resilience, seen over many decades of change and myriad shifts in outlook, to continue.

Shopping is a solid aspect of how Americans express their belief in the future and their place in it. If our industry continues to work to understand and meet consumers' needs for positive, fresh experiences in our retail properties, our business will continue to prosper over the long term, as it has for more than four decades.

Case Studies

Along this road to remarkable, we strive to provide an authentic, collaborative and innovative experience for our partners—including retailers, employees, stockholders, communities and shoppers. We're always learning and never standing still, as these three 2006 stories from our portfolio demonstrate.


BILTMORE

20

Carmel Plaza

24



28

GROSS LEASABLE AREA

595,457 sf

ANCHORS

Saks Fifth Avenue
Macy's

RETAILERS

Ralph Lauren
Cartier
Escada

PROPERTY TYPE

Outdoor luxury
shopping center

REDEVELOPED

2006



BILTMORE FASHION PARK

An Elegant Renovation Sets the Stage for Growth

Biltmore Fashion Park, the original luxury shopping center in Phoenix, emerged in Fall 2006 following a striking physical transformation, giving the 43-year-old, 595,457-square-foot property a thoroughly modern new look.

The "Grand Dame's" elegant update also sets the stage for a second-phase development—a design that will bring several mid-rise buildings up to 165 feet at the center, providing space for hotel, office and/or residential use to complement the dynamic Biltmore retail scene.

Biltmore Fashion Park's renovation has already drawn a cadre of new retailers to its lush environs: Arizona's first Vera Bradley, Bella Dimora and first-to-market restaurant concept Oceanaire. These new entries join more than 70 distinctive boutiques, retail shops and restaurants, including Phoenix's only Saks Fifth Avenue, plus Cartier and Ralph Lauren.

Securing a Luxury Stronghold Completing Macerich's luxury trifecta in Phoenix, the purchase of Biltmore Fashion Park in 2003 secured the Company's powerful luxury stronghold in this fast-growing region. By adding Biltmore Fashion Park to Scottsdale Fashion Square and Kierland Commons, Macerich laid full claim to upscale shopper loyalty and new opportunities to bring important density to this beloved luxury original, located at the epicenter of Phoenix's "Camelback Core," the city's high-end residential and office district.

> "The beautifully renovated Biltmore, with its long-standing position as a luxury fashion destination, was the perfect partner for us to showcase the region's rich fashion heritage."
>
> Dennita Sewell, Curator of Fashion Design, Phoenix Art Museum

An Unmatched Local Understanding Fierce consumer preference for the outdoor center led Macerich to renovate, preserving the historic flavor of Biltmore Fashion Park, rather than rebuild. A careful analysis of the property uncovered a need to update Frank Lloyd Wright-inspired architectural lines to better showcase the center's reason for being: retail. Lush new landscaping, interesting textured facades and the removal of weighty overhangs to expose storefronts accomplished dramatic results.

At the same time, Macerich drew on long-standing community and government support for its Arizona-based Westcor brand to ensure that Biltmore Fashion Park earned critical entitlements for densification in a climate where other developers were provoking passionate opposition.

In keeping with its strong understanding of the luxury shopper in Phoenix, Macerich reopened Biltmore Fashion Park by striking an unusual partnership with the highly regarded Phoenix Art Museum to celebrate decades of couture fashion. Natalie Cole elegantly entertained several thousand of the glitterati in Phoenix who gathered in November to inaugurate the fresh new look at Biltmore Fashion Park.

Looking Up Truly at the midpoint in the exciting story of Biltmore Fashion Park's redevelopment, the center has succeeded in reframing its exclusive retail environment while maintaining its heritage, and is heading in 2007 toward the development of new mid-rise uses that will complete the property's sensational transformation.

Biltmore Fashion Park exemplifies the company's strengths in realizing the inherent value in well-situated properties that boast strong shopper loyalty and hold the potential for added densification. Macerich maintains that the property's new uses will meet evolving consumer desires to live, work and play in compelling urban settings.

a The Biltmore name is synonymous with luxury shopping for generations of Phoenix residents.

b Thoughtful renovations lightened the architecture to focus on retailers and storefronts, all along signature gardens that act as the project's centerpiece.

c Biltmore's Cartier is the only one in Phoenix.

d Well-heeled shoppers flock to the renovated center for a unique and elevated shopping experience.

e This landmark outdoor center is a perfect fit for Ralph Lauren and other high-end specialty stores.

f Biltmore delivers excellent service and amenities to discerning shoppers.

g Young, upscale families are a growing part of the Biltmore experience.


BILTMORE

a b


Cartier
RALPH LAUREN

c d e



f g



GROSS LEASABLE AREA

96,434 sf

ANCHORS

Wilkes Bashford
Anthropologie

RETAILERS

Tiffany & Co.
Louis Vuitton
J.Crew by-the-sea

PROPERTY TYPE

Open-air plaza

REDEVELOPED

2006

CARMEL PLAZA

A Retail Renaissance

Carmel Plaza celebrated its stunning reinvention in Fall 2006, marking an exciting transformation of both its physical setting and retail mix.

Perfectly situated at the top of Carmel's prestigious Ocean Avenue shopping district overlooking the Pacific Ocean in this famed resort town, this three-level, 96,434-square-foot, open-air plaza is now home to more than 35 specialty and luxury retailers including Louis Vuitton, Tiffany & Co., Anthropologie, notable San Francisco retailer Wilkes Bashford, Cos Bar, Yves Delorme and Sur La Table.

Carmel Plaza's transformation didn't happen overnight. Instead, it was the careful result of patience and persistence in strategic leasing and targeted renovations that brought beauty and high style back to Carmel Plaza.

Perfect Setting, Perfect Time Macerich believes that few settings can match Carmel Plaza's peerless location along the town's premier shopping street. Similarly, Carmel's well-heeled residents and more than seven million visitors a year provide a decidedly appealing customer base. This combination made Carmel a perfect fit for luxury retailers, and a perfect candidate for reinvention.

The well-timed departure of the small-format Saks Fifth Avenue opened up 35,000 square feet of prime GLA, creating an excellent opportunity for Macerich to bring in a fresh slate of luxury retailers, while providing the impetus to refresh the center itself.

"Macerich's whole approach to redeveloping Carmel Plaza was innovative—from creating a fresh and exciting retail mix to the exquisite physical renovation."

Wilkes Bashford, Founder and President of The Wilkes Bashford Company

Underscoring Relationships Key to drawing top retail names to Carmel Plaza was the property team's successful efforts to enhance relationships and streamline approval processes with town officials and planning staff. Early on, one retailer endured a burdensome full year in the planning process to earn approval for its build-out. Through ongoing collaboration with town staff, Carmel Plaza's property team reduced this hurdle to a workable three-month time frame—a remarkable feat in this very charming but highly controlled, 1-square-mile resort community that has no street addresses or streetlights.

Building community relationships made it easier to attract desirable retailers—an even more important focus for the burgeoning center. Tiffany & Co. and Anthropologie were two important catalysts for the project and helped to attract other retailers to the revitalized center.

Macerich successfully targeted up-market retailers to take another look at the new design coming together at Carmel Plaza. They liked what they saw.

Heightening Retailer Success Now with inviting open spaces, decks overflowing with flowers, and a refreshed take on its original Spanish Colonial architecture, Carmel Plaza draws 40 percent more local shoppers than in previous years to complement its long-standing appeal for resort visitors. The growing popularity of Carmel Plaza translates into success for retailers, including exceptionally strong performances for Louis Vuitton, Wilkes Bashford and two customized retail offerings, J.Crew by-the-sea and Tiffany & Co.'s resort-sized concept, which has become a model for this growth-oriented retail partner.

New retailers slated for Carmel Plaza in 2007 include Tommy Bahama; Tumi; an upscale eyewear purveyor, Sole Mio; Posh, an eclectic women's boutique featuring St. John couture and golf lines, Stuart Weitzman and Escada.

a Retailers at Carmel Plaza connect with the community's interests, including an ongoing love affair with their pets.

b New formats thrive at Carmel Plaza, including J.Crew by-the-sea.

c Cosmetics count: The revitalized center gives fashionable local women an exciting array of new beauty choices.

d The beautiful Monterey Peninsula attracts millions of visitors each year.

e Wilkes Bashford, the elegant San Francisco clothier, added a new location at Carmel Plaza.

f Anthropologie brings a hip, new sensibility to Carmel shoppers.

g Luxury favorite Louis Vuitton chooses from its world-class wares for a community with both upscale residents and affluent visitors.


J.CREW

a b



c d e


ANTHROPOLOGIE

f g

GROSS LEASABLE AREA

817,085 sf

ANCHORS

Macy's
Wild Oats
Home Depot

RESTAURANTS & ENTERTAINMENT

Chef-driven fine dining
Century Theatres

PROPERTY TYPE

Outdoor mixed-use
lifestyle center

BUILT

2006



TWENTY NINTH STREET

Bringing Great Retail Back to Boulder

Set against the dramatic backdrop of the Flatirons, the much-anticipated Twenty Ninth Street opened in Fall 2006 on the site of the former Crossroads Mall as a shopping environment created exclusively for the one-of-a-kind community of Boulder, Colorado.

Welcomed by Boulder's affluent yet under-retailed consumers, Twenty Ninth Street's grand opening delivered powerful sales results for its retailers. Several stores broke key sales records during the center's first weekend, including lucy, which reported the best opening in the company's history.

In an unusual hybrid combination of uses, Macy's, Home Depot, Wild Oats Natural Market and Wild Oats corporate headquarters, along with a 16-screen Century Theatre opening in mid-2007, serve as anchors for this 817,085-square-foot mixed-use project. A fully outdoor center with three distinct neighborhoods, Twenty Ninth Street maximized market opportunities with a breakout site plan that offered environmental wins for a green-conscious community, as well as a plan that reconnected the formerly isolated center with Boulder's dynamic streetscape.

Innovative Planning for a Forward-Thinking Community

Located on 62 prime acres in the heart of this upscale college town, the aging, fully enclosed Crossroads Mall was ripe for redevelopment. After years of back-and-forth negotiations with this well-known "anti-growth" community, Macerich continued to pursue approval of its innovative site plan, which ultimately met Boulder's parameters for the project, as well as satisfied significant retailer demand for access to the city's quality-focused residents. With a particularly attractive shopper base, Boulder, in fact, has the ninth highest disposable income in the country.

Like many other upscale communities with an active, engaged citizenry, Boulder continued to raise the bar in terms of its expectations for this key project—the largest commercial development to emerge in Boulder

"What I liked about working with Macerich was the teamwork element. They had high integrity, high energy and when they said something, they delivered."

Frank Bruno, Boulder City Manager

in more than 40 years. In response, Macerich fine-tuned its model for collaborative relationship-building among city officials, project developers and local residents, in order to bring forward a successful plan that all stakeholders could embrace.

Collaboration and Cooperation A productive spirit of collaboration continued to define this unusual project. In one key example, the local property team created a unique alliance reflecting Boulder's long-standing connection to world-class science. As a result, Twenty Ninth Street boasts a feature no other retail center in the country can claim: The Wonder of Science at Twenty Ninth Street. This permanent, on-site installation is a compelling series of large-scale interactive exhibits developed by seven renowned national science entities based near Boulder—from the National Center for Atmospheric Research to the National Institute of Standards and Technology.

At Home in Boulder Recognizing that Boulder could only accept a new retail environment that felt truly authentic to a town that prizes its identity as an environmentally sensitive, intellectually driven idyll near the mountains, Macerich went beyond the expected. This customized approach resulted in a distinctive mixed-use destination that feels as "at home" in Boulder as the University of Colorado and the Pearl Street Mall.

Locals seem to agree: Twenty Ninth Street's sense of place is yielding healthy successes for retailers that reported strong traffic and sales through the end of 2006. Just-right-for-Boulder retailers located at Twenty Ninth Street include Apple, MAC Cosmetics, PUMA, Sephora, The Territory Ahead, White House/Black Market and Z Gallerie, plus new-to-market restaurant concepts including California Pizza Kitchen and Islands Fine Burgers and Drinks.

a Twenty Ninth Street brings great national retailers back to Boulder.

b The magnificent Flatirons are an unparalleled backdrop for this dramatic new center.

c Edgy retailers like PUMA appeal to Boulder's athletic, young and affluent consumers.

d Just-right-for-Boulder retail spaces help make this center unique.

e Apple was the #1-requested retail brand by tech-savvy Boulder consumers.

f A terrific family amenity, The Wonder of Science at Twenty Ninth Street is a one-of-a-kind partnership with Boulder's wealth of national science labs.

g Thousands of University of Colorado students find an exciting variety of new stores to meet their needs.


a b
c d e
f g

Macerich is one of the nation's largest owners, operators and developers of major retail properties, with notable strengths in California, Arizona and the Eastern Seaboard. With some of the country's highest-performing regional malls, including Tysons Corner Center near Washington, D.C., Queens Center in New York City, and Scottsdale Fashion Square in Arizona, Macerich specializes in fast-growing, attractive major markets. The company's high-quality portfolio includes one of the industry's most active and robust pipelines of new and redevelopment projects.

The Macerich Portfolio



Arizona

Arrowhead Towne Center, Glendale
Biltmore Fashion Park, Phoenix
Boulevard Shops, Chandler
Camelback Colonnade, Phoenix
Chandler Fashion Center, Chandler
Chandler Festival, Chandler
Chandler Gateway, Chandler
Chandler Village, Chandler
Desert Sky Mall, Phoenix
Fiesta Mall, Mesa
Flagstaff Mall, Flagstaff
Hilton Village, Scottsdale
Kierland Commons, Scottsdale
La Encantada, Tucson
Metrocenter Mall, Phoenix
Paradise Valley Mall, Phoenix
Prescott Gateway Mall, Prescott
SanTan Village, Gilbert
Scottsdale Fashion Square, Scottsdale
Superstition Springs Center, Mesa
The Borgata, Scottsdale

California

Arden Fair, Sacramento*
Broadway Plaza, Walnut Creek
Capitola Mall, Capitola
Carmel Plaza, Carmel
Fresno Fashion Fair, Fresno
Inland Center, San Bernardino
La Cumbre Plaza, Santa Barbara
Lakewood Center, Lakewood
Los Cerritos Center, Cerritos
Montebello Town Center, Montebello*
Northridge Mall, Salinas
Pacific View, Ventura
Panorama Mall, Panorama City
Santa Monica Place, Santa Monica
Somersville Towne Center, Antioch
Stonewood Center, Downey
The Mall at Northgate, San Rafael
The Mall at Victor Valley, Victorville
The Oaks, Thousand Oaks
The Village at Corte Madera, Corte Madera
Vintage Faire Mall, Modesto
Westside Pavilion, Los Angeles



Colorado
Flatiron Crossing, Broomfield
Mesa Mall, Grand Junction
Twenty Ninth Street, Boulder

Connecticut
Danbury Fair Mall, Danbury

Florida
Lake Square Mall, Leesburg



Illinois
South Park Mall, Moline

Indiana
Eastland Mall, Evansville
Green Tree Mall, Clarksville

Iowa
Lindale Mall, Cedar Rapids
NorthPark Mall, Davenport
Southern Hills Mall, Sioux City
SouthRidge Mall, Des Moines

Kentucky
Towne Mall, Elizabethtown

Maryland
The Centre at Salisbury, Salisbury

Montana
Rimrock Mall, Billings

New Jersey
Deptford Mall, Deptford
Freehold Raceway Mall, Freehold

New York
Cross County Shopping Center, Yonkers*
Eastview Mall, Victor
Great Northern Mall, Clay
Greece Ridge Center, Greece
Marketplace Mall, Henrietta
Pittsford Plaza, Pittsford
Queens Center, Queens
Rotterdam Square, Schenectady
Shoppingtown Mall, Dewitt
Wilton Mall, Saratoga Springs

North Dakota
West Acres, Fargo

Oregon
Valley River Center, Eugene
Washington Square, Portland

Pennsylvania
Granite Run Mall, Media

South Dakota
Empire Mall, Sioux Falls
Rushmore Mall, Rapid City

Texas
NorthPark Center, Dallas
Ridgmar Mall, Fort Worth
South Plains Mall, Lubbock
Valley View Center, Dallas

Utah
South Towne Center, Sandy

Virginia
Chesterfield Towne Center, Richmond
Tysons Corner Center, McLean
Valley Mall, Harrisonburg

Washington
Cascade Mall, Burlington
Kitsap Mall, Silverdale
Redmond Town Center, Redmond

*managed only



Pipeline

From a new, one-of-a-kind shopping center created to match its striking desert-wash environment, Estrella Falls in Goodyear, Arizona, to a high-profile, open-air lifestyle expansion for a dynamic suburban community at Freehold Raceway Mall in Freehold, New Jersey, Macerich this year is creating exciting, new shopping experiences in some of the country's most sought-after markets.

PIPELINE

Expansions

Responding to market demand, Macerich is expanding a number of key properties to accommodate lifestyle additions, new anchor stores, residential units and more.

The Oaks Located in affluent suburban Thousand Oaks, California, The Oaks will add compelling new outdoor uses to its traditional enclosed mall format, as well as a new 138,000-square-foot, two-level Nordstrom in the former Robinsons-May space. In all, 235,000 square feet of new retail space will complement The Oaks' existing portfolio of stores. Lush landscaping and a contemporary interpretation of the local Spanish revival architecture will make the outdoor expansion a perfect fit for this up-market community. Phase I of the expansion is expected to open in Fall 2008.

Plans include a comprehensive interior renovation, the addition of an open-air specialty venue with new upscale shops, a state-of-the-art multi-screen cinema, free-standing restaurants, a multi-level parking structure, a food court with indoor and outdoor seating, and a new children's play area designed for the region's growing family demographic. Centered on an elegantly curved staircase leading to a courtyard and fountain below, the expansion will connect with the existing center via expansive glass entrances.



:: **Flagstaff Mall**
Flagstaff, Arizona

:: **Freehold Raceway Mall**
Freehold, New Jersey

:: **The Oaks**
Thousand Oaks, California



:: **Biltmore Fashion Park**
Phoenix, Arizona

:: **FlatIron Crossing**
Broomfield, Colorado

:: **Tysons Corner Center**
McLean, Virginia

PIPELINE

Mixed-Use Opportunities

Macerich believes adding uses to already vibrant, well-placed shopping centers will fuel significant growth for the Company in the years to come.

Tysons Corner Center In affluent suburban Washington, D.C., Tysons Corner Center—already one of the 10 largest regional malls in the country—will undergo an ambitious plan to add high-density residential and office elements, as well as new retail. We plan Tysons' future to be a dynamic, pedestrian-scale community featuring several office buildings for a total of 1.347 million square feet; residential units in four buildings, creating up to 1,385 new homes; and a 300-room, 260,000-square-foot hotel. The first phase is scheduled to break ground in late 2009.

These plans for one of the country's most successful shopping centers are being described by area planners as a model for future development and a catalyst for the area's reinvention as a transit-oriented urban center. When completed, the development will meld the best attributes of a true live-work-shop-play environment in easy proximity to the perpetual energy of Washington, D.C.

PIPELINE

Redevelopment

By reinventing dominant assets in key markets, Macerich is responding to consumer and retailer demand, while enhancing the value of its properties.

Santa Monica Place This exceptionally well-sited retail property will be redeveloped as a vibrant, open-air retail destination at the heart of Santa Monica's thriving downtown area. The plan calls for removing the roof along the central spine of the building to create a multi-level streetscape with a stunning outdoor dining deck on the top level. The new design will better connect to the popular Third Street Promenade.

At the center of the project on the main level will be an open, minimalist plaza as a truly post-modern gathering space in sync with this cutting-edge, creative community. Inspired by open plazas in Italy and elsewhere, this unique space is designed to be the confluence of four distinct entrances to the property. Each of the four blocks of the project, though unified, will subtly reflect neighboring parts of the city to fit the new project within the eclectic urban fabric of Santa Monica, the iconic upscale California beach city. The grand opening is slated for late 2009.



:: **Chesterfield Towne Center**
Richmond, Virginia

:: **Cross County Shopping Center**
Yonkers, New York

:: **Great Northern Mall**
Clay, New York

:: **Santa Monica Place**
Santa Monica, California

:: **Scottsdale Fashion Square**
Scottsdale, Arizona

:: **Shoppingtown Mall**
Dewitt, New York

:: **Twenty Ninth Street**
Boulder, Colorado

:: **Wilton Mall**
Saratoga Springs, New York



- :: **Danbury Fair Mall** Danbury, Connecticut
- :: **Desert Sky Mall** Phoenix, Arizona
- :: **Fiesta Mall** Mesa, Arizona
- :: **Freehold Raceway Mall** Freehold, New Jersey
- :: **Paradise Valley Mall** Phoenix, Arizona
- :: **SouthRidge Mall** Des Moines, Iowa
- :: **The Mall of Victor Valley** Victorville, California

PIPELINE

Renovation

Improving its centers through well-conceived renovations continues to be a key means for Macerich to accelerate sales growth and further retail demand.

Danbury Fair Mall Located in a sought-after suburban community for New York City commuters, Danbury Fair Mall, in Danbury, Connecticut, will be fully renovated to create an elegant new interior environment and introduce a number of redesigned amenities. The 1.3-million-square-foot center, situated at the heart of affluent Fairfield County, is consistently one of the most successful shopping centers in the country.

A new collection of fashion-forward retailers attests to the fashion savvy and spending power of a wide range of Danbury shoppers. The mall recently welcomed Abercrombie Kids, Hollister Co., Martin + Osa, New York & Company, Sole Mio and Teavana. Complementing the exciting slate of new retailers, fresh amenities will include a renovated food court; expanded and redesigned restrooms; a new children's play area; and comfortable, contemporary seating areas for shoppers.

PIPELINE

New Development

An extensive pipeline of ground-up development fuels growth for Macerich. In the forward-thinking Phoenix 20/20 initiative, several major projects will serve the needs of one of the nation's fastest-growing metropolitan areas.

SanTan Village The largest regional shopping center currently under development in Arizona, SanTan Village breaks the mold with its innovative blend of retail, entertainment and other commercial uses that work together to create a vibrant, sustainable, live-work-shop environment. At ultimate build-out, the master-planned, 500-acre urban village will encompass nearly 3 million square feet of retail, entertainment, restaurant, office space and residential uses. The northern portion of the development—the 120-acre regional shopping center—is scheduled to open in Fall 2007. Major anchors will include Dillard's and Harkins Theatres.

SanTan Village emphasizes the elements that matter most to families—open spaces, amenities and conveniences—in an architectural setting that will stand the test of time. The center's open-air atmosphere will create a unique sense of space by maximizing shade through building position and materials; landscape design; and clever water features including misters, evaporative towers and fans to deliver a cool and refreshing environment that is comfortable year-round.



:: **Estrella Falls**
Goodyear

:: **Palisene**
Phoenix

:: **Prasada**
Surprise

:: **SanTan Village**
Gilbert

:: **The Promenade at Casa Grande**
Casa Grande

:: **The Shops at Tangerine**
Marana

Corporate Information

Directors and Executive Officers

Mace Siegel
CHAIRMAN OF THE BOARD

Arthur M. Coppola
PRESIDENT, CHIEF EXECUTIVE OFFICER AND DIRECTOR

Dana Anderson
VICE CHAIRMAN OF THE BOARD

Edward C. Coppola
SENIOR EXECUTIVE VICE PRESIDENT, CHIEF INVESTMENT OFFICER AND DIRECTOR

James S. Cownie
DIRECTOR
PRIVATE INVESTOR

Diana M. Laing
DIRECTOR
CHIEF FINANCIAL OFFICER
THOMAS PROPERTIES GROUP, INC.

Fred S. Hubbell
DIRECTOR

Stanley A. Moore
DIRECTOR
CHIEF EXECUTIVE OFFICER
OVERTON MOORE PROPERTIES

Dr. William P. Sexton
DIRECTOR
VICE PRESIDENT, EMERITUS AND PROFESSOR OF MANAGEMENT
UNIVERSITY OF NOTRE DAME

Richard A. Bayer
EXECUTIVE VICE PRESIDENT, CHIEF LEGAL OFFICER AND SECRETARY

Tony Grossi
EXECUTIVE VICE PRESIDENT, CHIEF OPERATING OFFICER AND CHIEF ECONOMIST

Thomas E. O'Hern
EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND TREASURER

Larry E. Sidwell
EXECUTIVE VICE PRESIDENT, REAL ESTATE

Principal Outside Counsel

O'Melveny & Myers LLP
Los Angeles, California

Independent Auditor

Deloitte & Touche LLP
Los Angeles, California

Transfer Agent

Computershare Trust Company, N.A.
P.O. Box 43010
Providence, Rhode Island 02940-3010
www.computershare.com

Annual Meeting

May 30, 2007
The Fairmont Miramar Hotel
101 Wilshire Boulevard
Santa Monica, California 90401

Macerich Web Site

For an electronic version of this annual report, our SEC filings and documents relating to corporate governance, please visit www.macerich.com.

Corporate Headquarters

401 Wilshire Boulevard, Suite 700
Santa Monica, California 90401
310.394.6000

Stock Exchange Listing

New York Stock Exchange
Symbol: MAC

The common stock of the Company is listed and traded on the New York Stock Exchange under the symbol "MAC". The common stock began trading on March 10, 1994, at a price of $19 per share. In 2006, the Company's shares traded at a high of $87.10 and a low of $66.70.

As of February 24, 2007, there were 961 stockholders of record. The following table shows high and low closing prices per share of common stock during each quarter in 2005 and 2006 and dividends/distributions per share of common stock declared and paid by quarter:

	Market Quotation per Share		Dividends / Distributions
	HIGH	LOW	DECLARED AND PAID
March 31, 2005	$62.15	$53.28	$0.65
June 30, 2005	$67.32	$54.00	$0.65
September 30, 2005	$71.19	$62.15	$0.65
December 31, 2005	$68.58	$60.91	$0.68
March 31, 2006	$75.13	$68.89	$0.68
June 30, 2006	$74.05	$67.90	$0.68
September 30, 2006	$77.11	$70.02	$0.68
December 31, 2006	$87.00	$76.16	$0.71

Certifications

The Company submitted a Section 303a.12(a) CEO Certification to the NYSE last year. In addition, the Company filed with the Securities and Exchange Commission the CEO/CFO certification required under Section 302 of the Sarbanes-Oxley Act and it is included as an exhibit in our Form 10-K included herein.

Dividend Reinvestment Plan

Stockholders may automatically reinvest their dividends in additional common stock of the Company through the Direct Investment Program, which also provides for purchase by voluntary cash contributions. For additional information, please contact Computershare Trust Company, N.A. at 800.567.0169.

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549
FORM 10-K

Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006
Commission File No. 1-12504


MACERICH®

The Macerich Company
(Exact name of registrant as specified in its charter)

Maryland
(State or other jurisdiction of incorporation or organization)

401 Wilshire Boulevard, Suite 700,
Santa Monica, California 90401
(Address of principal executive office, including zip code)

95-4448705
(I.R.S. Employer Identification Number)

Registrant's telephone number, including area code **(310) 394-6000**

Securities registered pursuant to Section 12(b) of the Act

Title of each class
Common Stock, $0.01 Par Value
Preferred Share Purchase Rights

Name of each exchange on which registered
New York Stock Exchange
New York Stock Exchange

Indicate by check mark if the registrant is well-known seasoned issuer, as defined in Rule 405 of the Securities Act YES ☒ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report) and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment on to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant was approximately $3.3 billion as of the last business day of the registrant's most recent completed second quarter based upon the price at which the common shares were last sold on that day.

Number of shares outstanding of the registrant's common stock, as of February 16, 2007: **71,945,097 shares**

DOCUMENTS INCORPORATED BY REFERENCE
Portions of the proxy statement for the annual stockholders meeting to be held in 2007 are incorporated by reference into Part III of this Form 10-K

THE MACERICH COMPANY
Annual Report on Form 10-K
For the Year Ended December 31, 2006

INDEX

Part I

Item 1. Business

General

The Macerich Company (the "Company") is involved in the acquisition, ownership, development, redevelopment, management and leasing of regional and community shopping centers located throughout the United States. The Company is the sole general partner of, and owns a majority of the ownership interests in, The Macerich Partnership, L.P., a Delaware limited partnership (the "Operating Partnership"). As of December 31, 2006, the Operating Partnership owned or had an ownership interest in 73 regional shopping centers and 18 community shopping centers aggregating approximately 76.9 million square feet of gross leasable area ("GLA"). These 91 regional and community shopping centers are referred to hereinafter as the "Centers", unless the context otherwise requires. The Company is a self-administered and self-managed real estate investment trust ("REIT") and conducts all of its operations through the Operating Partnership and the Company's management companies, Macerich Property Management Company, LLC, a single member Delaware limited liability company, Macerich Management Company, a California corporation, Westcor Partners, L.L.C., a single member Arizona limited liability company, Macerich Westcor Management LLC, a single member Delaware limited liability company, Westcor Partners of Colorado, LLC, a Colorado limited liability company, MACW Mall Management, Inc., a New York corporation and MACW Property Management, LLC, a single member New York limited liability company. All seven of the management companies are collectively referred to herein as the "Management Companies."

The Company was organized as a Maryland corporation in September 1993 to continue and expand the shopping center operations of Mace Siegel, Arthur M. Coppola, Dana K. Anderson and Edward C. Coppola (the "principals") and certain of their business associates.

All references to the Company in this Form 10-K include the Company, those entities owned or controlled by the Company and predecessors of the Company, unless the context indicates otherwise.

Recent Developments

Equity Offering:

On January 19, 2006, the Company issued 10,952,381 common shares for net proceeds of $746.5 million. The proceeds from issuance of the shares were used to pay off the $619.0 million acquisition loan from the Wilmorite acquisition (See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Acquisitions and Dispositions") and to pay down a portion of the Company's line of credit pending use to pay part of the purchase price for Valley River Center (See "Acquisitions").

Acquisitions:

On February 1, 2006, the Company acquired Valley River Center, an 835,694 square foot super-regional mall in Eugene, Oregon. The total purchase price was $187.5 million and concurrent with the acquisition, the Company placed a $100.0 million ten-year loan bearing interest at a fixed rate of 5.58% on the property. The balance of the purchase price was funded by cash and borrowings under the Company's line of credit.

On July 26, 2006, the Company purchased 11 department stores located in 10 of its Centers from Federated Department Stores, Inc. for approximately $100.0 million. The purchase price consisted of a $93.0 million cash

payment and a $7.0 million obligation to be paid in connection with development work by Federated. The Company's share of the purchase price was $81.0 million and was funded in part from the proceeds of sales of Park Lane Mall, Greeley Mall, Holiday Village and Great Falls Marketplace, and from borrowings under the Company's line of credit (See "Dispositions"). The balance of the purchase price was paid by the Company's joint venture partners.

On December 1, 2006, the Company acquired Deptford Mall, a two-level 1.0 million square foot super-regional mall in Deptford, New Jersey. The total purchase price of $241.0 million was funded by cash and borrowings under the Company's line of credit. On December 7, 2006, the Company placed a $100.0 million six-year loan bearing interest at a fixed rate of 5.44% on the property. The loan provides the right, subject to certain conditions, to borrow an additional $72.5 million for up to one-year after the initial funding.

Financing Activity:

On February 15, 2006, the Company refinanced the loan on Panorama Mall. The outstanding $32.3 million loan was replaced with a four-year floating rate loan of $50.0 million with a one-year extension option. The interest rate was reduced from LIBOR plus 1.65% to LIBOR plus 0.85% with an interest rate LIBOR cap of 6.65%. The loan proceeds were used to pay down the Company's line of credit and for general corporate purposes.

On March 1, 2006, the Company's joint venture in Desert Sky Mall refinanced the loan on the property. The outstanding fixed rate loan of $26.0 million at an interest rate of 5.42% was replaced with a $51.5 million floating rate two-year loan at LIBOR plus 1.10% with an interest rate LIBOR cap of 7.65%. The new loan has three one-year extension options. The loan proceeds were retained in the joint venture to use for the renovation of the Center.

On April 19, 2006, the Company refinanced the loan on Centre at Salisbury. The outstanding $79.9 million loan with a floating rate of LIBOR plus 1.375% was replaced with a ten-year fixed rate loan of $115.0 million at an interest rate of 5.79%. The loan proceeds were used to pay down the Company's line of credit and for general corporate purposes.

On May 10, 2006, the SDG Macerich Properties, L.P. joint venture completed a refinancing of its portfolio debt. The joint venture paid off approximately $625.0 million of floating and fixed rate debt with an average interest rate of approximately 6.5%. This debt was replaced by a series of seven new ten-year mortgage notes payable totaling $796.5 million with an average interest rate of 5.81%. The Company's pro rata share of the net proceeds of approximately $85.5 million was used to pay down the Company's line of credit and for general corporate purposes.

On June 5, 2006, the Company obtained a construction loan on Twenty Ninth Street of up to $115.0 million. The initial floating interest rate is LIBOR plus a spread of 1.1% to 1.25% depending on certain conditions for a term of one year plus two one-year extension options.

On June 30, 2006, the Company's joint venture in Los Cerritos Center refinanced the loan on the property. The outstanding fixed rate $108.0 million loan at 7.13% was refinanced with a new $130.0 million five-year floating rate loan. The joint venture has the flexibility, subject to certain conditions, to borrow an additional $70.0 million. The initial interest rate is at LIBOR plus 0.55%. The Company's pro rata share of the net proceeds was used to pay down the Company's line of credit and for general corporate purposes.

On July 20, 2006, the Company amended and expanded its revolving line of credit to $1.5 billion from $1.0 billion and extended the maturity to April 25, 2010 with a one-year extension option. The interest rate, after amendment, fluctuates from LIBOR plus 1.0% to LIBOR plus 1.35% depending on the Company's overall leverage. In September 2006, the Company entered into an interest rate swap agreement that effectively fixed the interest on $400.0 million of the outstanding balance of the line of credit at 6.23% until April 25, 2011.

On August 14, 2006, the Company's joint venture in Superstition Springs Center refinanced the loan on the property. The outstanding floating rate loan of $67.1 million was refinanced with a new $67.5 million two-year floating rate loan with three one-year extension options. The initial interest rate is at LIBOR plus 0.37% with an interest rate LIBOR cap of 8.63%.

On August 16, 2006, the Company's joint venture in The Promenade at Casa Grande obtained a construction loan of up to $110.0 million. The initial floating interest rate is LIBOR plus 1.40% for a term of three years plus two one-year extension options.

On November 14, 2006, the Company refinanced the loan on Prescott Gateway. The $35.3 million loan with a floating rate of LIBOR plus 1.65% was replaced with a five-year fixed rate loan of $60.0 million at an interest rate of 5.78%. The loan proceeds were used to pay down the Company's line of credit and for general corporate purposes.

Redevelopment and Development Activity:

The grand opening of the first phase of Twenty Ninth Street, an 817,085 square foot shopping district in Boulder, Colorado, took place on October 13, 2006. The balance of the project is scheduled for completion in the Summer 2007. Phase I of the project is 93% leased. Recent store openings include Borders Books, Chipotle Mexican Grill, Helly Hansen, Lady Foot Locker, lululemon, and Solstice Sunglass Boutique. Wild Oats has also opened their corporate headquarters at this project. Recent lease commitments include Anthropologie, Sephora, Cantina Laredo, Jamba Juice and North Face.

On November 1, 2006, the Company received Phoenix City Council approval to add up to five mixed-use towers of up to 165 feet at Biltmore Fashion Park. Biltmore Fashion Park is an established luxury destination for first-to-market, high-end and luxury tenants in the metropolitan Phoenix market. The mixed-use towers are planned to be built over time based upon demand.

Groundbreaking took place on February 6, 2007 for the 230,000 square foot life style expansion at The Oaks in Thousand Oaks, California. Plans also call for the remodeling of both the interior spaces and the exterior façade, and will include a new 138,000 square foot Nordstrom scheduled to open at the Center in Fall 2008. New tenants include Abercrombie Kids, Forever 21, Forth & Towne, Guess?, J. Crew, Iridesse, Planet Funk and Solstice Sunglass Boutique. The combined expansion and renovation of the center is projected to cost approximately $250 million and be completed in Fall 2008.

The first phase of SanTan Village, a $205 million regional shopping center under construction in Gilbert, Arizona, is scheduled to open in Fall 2007. The Center, currently 85% leased, is an open-air streetscape that will contain in excess of 1.2 million square feet on 120 acres. More than 35 tenants have committed to date, including Dillard's, Harkins Theatres, Aeropostale, American Eagle Outfitters, Ann Taylor, Ann Taylor Loft, Apple, Banana Republic, Best Buy, Blue Wasabi, The Body Shop, The Buckle, Charlotte Russe, Chico's, The Children's Place, Coach, Coldwater

Creek, The Disney Store, Eddie Bauer, J. Jill, Lane Bryant/Cacique, lucy, PacSun, Soma by Chico's, Swarovski Crystals, Victoria's Secret, Weisfield's Jewelers, White House/Black Market and Z Gallerie.

Construction began in late 2006 on The Promenade at Casa Grande, a $135 million, 1.0 million-square-foot regional shopping center in Arizona's fastest-growing county. Located in Casa Grande, Pinal County, the center will be located along the I-10 corridor between Phoenix and Tucson. The project is 85% committed, including anchors Target and JC Penney, and will deliver shopping, dining and entertainment options to a key growth corridor. Phase I of the project, which will include a combination of large-format retailers, specialty shops and restaurants, is scheduled for completion in Fall 2007. Phase II is comprised of small shops and is scheduled to open in March 2008. The Promenade at Casa Grande is 51% owned by the Company.

On January 22, 2007, the Fairfax County Board of Supervisors approved plans for a transit-oriented development at Tysons Corner Center in McLean, Virginia. The expansion will add 3.5 million square feet of mixed-use space to the existing 2.2 million square foot regional shopping center. The project is planned to be built in phases over the next 10 years based on market demand and the expansion of the area's light rail system. Completion of the entitlement process for Phase I, totaling roughly 1.4 million square feet, is anticipated for the first quarter of 2008. The first phase of the project is anticipated to begin development in late 2009.

In late 2006, plans were announced to bring Barneys New York Department Store to Scottsdale Fashion Square, replacing one of the anchor spaces acquired as a result of the Federated-May merger. Demolition of the vacant space and adjoining parking structure will begin in 2007, allowing for construction of an additional 100,000 square feet of new shop space and the 65,000-square-foot Barneys New York location. This store is anticipated to open in Fall 2009.

Dispositions:

On June 9, 2006, the Company sold Scottsdale/101, a 564,000 square foot Center in Phoenix, Arizona. The sale price was $117.6 million from which $56.0 million was used to payoff the mortgage on the property. The Company's share of the realized gain was $25.8 million.

On July 13, 2006, the Company sold Park Lane Mall, a 370,000 square foot center in Reno, Nevada, for $20 million resulting in a gain of $5.9 million.

On July 27, 2006, the Company sold Holiday Village, a 498,000 square foot center in Great Falls, Montana and Greeley Mall, a 564,000 square foot center in Greeley, Colorado, in a combined sale for $86.8 million, resulting in a gain of $28.7 million.

On August 11, 2006, the Company sold Great Falls Marketplace, a 215,000 square foot community center in Great Falls, Montana, for $27.5 million resulting in a gain of $11.8 million.

On December 29, 2006, the Company sold Citadel Mall, a 1,095,000 square foot center in Colorado Springs, Colorado, Crossroads Mall, a 1,268,000 square foot center in Oklahoma City, Oklahoma and Northwest Arkansas Mall, a 820,000 square foot center in Fayetteville, Arkansas, in a combined sale for $373.8 million, resulting in a gain of $132.7 million. The net proceeds were used to pay down the Company's line of credit and pay off the Company's $75.0 million loan on Paradise Valley Mall.

The Shopping Center Industry

General

There are several types of retail shopping centers, which are differentiated primarily based on size and marketing strategy. Regional shopping centers generally contain in excess of 400,000 square feet of GLA and are typically anchored by two or more department or large retail stores ("Anchors") and are referred to as "Regional Shopping Centers" or "Malls". Regional Shopping Centers also typically contain numerous diversified retail stores ("Mall Stores"), most of which are national or regional retailers typically located along corridors connecting the Anchors. Community Shopping Centers, also referred to as "strip centers" or "urban villages" or "specialty centers" are retail shopping centers that are designed to attract local or neighborhood customers and are typically anchored by one or more supermarkets, discount department stores and/or drug stores. Community Shopping Centers typically contain 100,000 square feet to 400,000 square feet of GLA. In addition, freestanding retail stores are located along the perimeter of the shopping centers ("Freestanding Stores"). Anchors, Mall and Freestanding Stores and other tenants typically contribute funds for the maintenance of the common areas, property taxes, insurance, advertising and other expenditures related to the operation of the shopping center.

Regional Shopping Centers

A Regional Shopping Center draws from its trade area by offering a variety of fashion merchandise, hard goods and services and entertainment, often in an enclosed, climate controlled environment with convenient parking. Regional Shopping Centers provide an array of retail shops and entertainment facilities and often serve as the town center and the preferred gathering place for community, charity, and promotional events.

Regional Shopping Centers have generally provided owners with relatively stable growth in income despite the cyclical nature of the retail business. This stability is due both to the diversity of tenants and to the typical dominance of Regional Shopping Centers in their trade areas.

Regional Shopping Centers have different strategies with regard to price, merchandise offered and tenant mix, and are generally tailored to meet the needs of their trade areas. Anchor tenants are located along common areas in a configuration designed to maximize consumer traffic for the benefit of the Mall Stores. Mall GLA, which generally refers to gross leasable area contiguous to the Anchors for tenants other than Anchors, is leased to a wide variety of smaller retailers. Mall Stores typically account for the majority of the revenues of a Regional Shopping Center.

Business of the Company

Strategy:

The Company has a four-pronged business strategy which focuses on the acquisition, leasing and management, redevelopment and development of Regional Shopping Centers.

Acquisitions. The Company focuses on well-located, quality regional shopping centers that are, or it believes can be, dominant in their trade area and have strong revenue enhancement potential. The Company subsequently seeks to improve operating performance and returns from these properties through leasing, management and redevelopment. Since its initial public offering, the Company has acquired interests in shopping centers nationwide. The Company believes that it is geographically well positioned to cultivate and maintain ongoing relationships with potential sellers and financial institutions and to act quickly when acquisition opportunities arise. (See "Recent Developments—Acquisitions").

Leasing and Management. The Company believes that the shopping center business requires specialized skills across a broad array of disciplines for effective and profitable operations. For this reason, the Company has developed a fully integrated real estate organization with in-house acquisition, accounting, development, finance, leasing, legal, marketing, property management and redevelopment expertise. In addition, the Company emphasizes a philosophy of decentralized property management, leasing and marketing performed by on-site professionals. The Company believes that this strategy results in the optimal operation, tenant mix and drawing power of each Center as well as the ability to quickly respond to changing competitive conditions of the Center's trade area.

The Company believes that on-site property managers can most effectively operate the Centers. Each Center's property manager is responsible for overseeing the operations, marketing, maintenance and security functions at the Center. Property managers focus special attention on controlling operating costs, a key element in the profitability of the Centers, and seek to develop strong relationships with and to be responsive to the needs of retailers.

Similarly, the Company generally utilizes on-site and regionally located leasing managers to better understand the market and the community in which a Center is located. The Company continually assesses and fine tunes each Center's tenant mix, identifies and replaces underperforming tenants and seeks to optimize existing tenant sizes and configurations.

On a selective basis, the Company also does property management and leasing for third parties. The Company currently manages seven malls for third party owners on a fee basis. In addition, the Company manages four community centers for a related party. (See—"Item 13—Certain Relationships and Related Transactions").

Redevelopment. One of the major components of the Company's growth strategy is its ability to redevelop acquired properties. For this reason, the Company has built a staff of redevelopment professionals who have primary responsibility for identifying redevelopment opportunities that will result in enhanced long-term financial returns and market position for the Centers. The redevelopment professionals oversee the design and construction of the projects in addition to obtaining required governmental approvals. (See "Recent Developments—Redevelopment and Development Activity").

Development. The Company is pursuing ground-up development projects on a selective basis. The Company has supplemented its strong acquisition, operations and redevelopment skills with its ground-up development expertise to further increase growth opportunities. (See "Recent Developments—Redevelopment and Development Activity").

The Centers

As of December 31, 2006, the Centers consist of 73 Regional Shopping Centers and 18 Community Shopping Centers aggregating approximately 76.9 million square feet of GLA. The 73 Regional Shopping Centers in the Company's portfolio average approximately 992,000 square feet of GLA and range in size from 2.2 million square feet of GLA at Tyson's Corner Center to 323,479 square feet of GLA at Panorama Mall. The Company's 18 Community Shopping Centers have an average of approximately 237,000 square feet of GLA. The Centers presently include 300 Anchors totaling approximately 41.0 million square feet of GLA and approximately 10,000 Mall and Freestanding Stores totaling approximately 35.9 million square feet of GLA.

Competition

There are numerous owners and developers of real estate that compete with the Company in its trade areas. There are seven other publicly traded mall companies and several large private mall companies, any of which under certain

circumstances could compete against the Company for an acquisition, an Anchor or a tenant. In addition, private equity firms compete with the Company in terms of acquisitions. This results in competition for both acquisition of centers and for tenants or Anchors to occupy space. The existence of competing shopping centers could have a material impact on the Company's ability to lease space and on the level of rent that can be achieved. There is also increasing competition from other retail formats and technologies, such as lifestyle centers, power centers, internet shopping and home shopping networks, factory outlet centers, discount shopping clubs and mail-order services that could adversely affect the Company's revenues.

Major Tenants

The Centers derived approximately 95.0% of their total rents for the year ended December 31, 2006 from Mall and Freestanding Stores. One tenant accounted for approximately 3.5% of minimum rents of the Company, and no other single tenant accounted for more than 2.9% as of December 31, 2006.

The following tenants (including their subsidiaries) represent the 10 largest tenants in the Company's portfolio (including joint ventures) based upon minimum rents in place as of December 31, 2006:

Tenant	Primary DBA's	Number of Locations in the Portfolio	% of Total Minimum Rents as of December 31, 2006
Limited Brands, Inc.	Victoria Secret, Bath & Body Works, Express	210	3.5%
The Gap, Inc.	Gap, Old Navy, Banana Republic	108	2.9%
Foot Locker, Inc.	Footlocker, Lady Footlocker	157	1.9%
Luxottica Group S.P.A.	Lenscrafters, Sunglass Hut	203	1.5%
AT&T Mobility, LLC(1)	AT&T Wireless, Cingular Wireless	38	1.5%
Zale Corporation	Zales	126	1.2%
Abercrombie & Fitch Co.	Abercrombie & Fitch	64	1.2%
Signet Group	Kay Jewelers, J.B. Robinson	77	0.9%
Federated Department Stores(2)	Macy's, Afterhours Formalwear	74	0.9%
J.C. Penney Company, Inc.	J.C. Penney	46	0.9%

(1) Includes AT&T Wireless office headquarters located at Redmond Town Center.

(2) Federated Department Stores divested their formal wear division in early 2007. Federated owned and operated sixteen formal wear stores in the Centers.

Mall and Freestanding Stores

Mall and Freestanding Store leases generally provide for tenants to pay rent comprised of a base (or "minimum") rent and a percentage rent based on sales. In some cases, tenants pay only minimum rent, and in some cases, tenants pay only percentage rents. Historically, most leases for Mall and Freestanding Stores contain provisions that allow the Centers to recover their costs for maintenance of the common areas, property taxes, insurance, advertising and other expenditures related to the operations of the Center. Since January 2005, the Company generally began

entering into leases which require tenants to pay a stated amount for such operating expenses, generally excluding property taxes, regardless of the expenses the Company actually incurs at any Center.

Tenant space of 10,000 square feet and under in the portfolio at December 31, 2006 comprises 67.9% of all Mall and Freestanding Store space. The Company uses tenant spaces of 10,000 square feet and under for comparing rental rate activity. The Company believes that to include space over 10,000 square feet would provide a less meaningful comparison.

When an existing lease expires, the Company is often able to enter into a new lease with a higher base rent component. The average base rent for new Mall and Freestanding Store leases at the consolidated Centers, 10,000 square feet and under, commencing during 2006 was $38.40 per square foot, or 20.3% higher than the average base rent for all Mall and Freestanding Stores at the consolidated Centers, 10,000 square feet and under, expiring during 2006 of $31.92 per square foot.

The following table sets forth for the Centers, the average base rent per square foot of Mall and Freestanding GLA, for tenants 10,000 square feet and under, as of December 31 for each of the past three years:

For the Year Ended December 31,	Average Base Rent Per Square Foot(1)	Avg. Base Rent Per Sq. Ft. on Leases Commencing During the Year(2)	Avg. Base Rent Per Sq. Ft. on Leases Expiring During the Year(3)
Consolidated Centers:			
2006	$37.55	$38.40	$31.92
2005	$34.23	$35.60	$30.71
2004	$32.60	$35.31	$28.84
Joint Venture Centers:			
2006	$37.94	$41.43	$36.19
2005	$36.35	$39.08	$30.18
2004	$33.39	$36.86	$29.32

(1) *Average base rent per square foot is based on Mall and Freestanding Store GLA for spaces, 10,000 square feet and under, occupied as of December 31 for each of the Centers owned by the Company in 2006, 2005 and 2004. Leases for La Encantada and the expansion area of Queens Center were excluded for 2005 and 2004.*

(2) *The average base rent on lease signings during the year represents the actual rent to be paid on a per square foot basis during the first twelve months, for tenants 10,000 square feet and under. Leases for La Encantada and the expansion area of Queens Center were excluded for 2005 and 2004.*

(3) *The average base rent per square foot on leases expiring during the year represents the final year minimum rent, on a cash basis, for all tenant leases 10,000 square feet and under expiring during the year. Leases for La Encantada and the expansion area of Queens Center were excluded for 2005 and 2004.*

Cost of Occupancy

The Company's management believes that in order to maximize the Company's operating cash flow, the Centers' Mall Store tenants must be able to operate profitably. A major factor contributing to tenant profitability is cost of occupancy. The following table summarizes occupancy costs for Mall Store tenants in the Centers as a percentage of total Mall Store sales for the last three years:

	For Years ended December 31,		
	2006	2005	2004
Consolidated Centers:			
Minimum Rents	8.1%	8.3%	8.3%
Percentage Rents	0.4%	0.5%	0.4%
Expense Recoveries(1)	3.7%	3.6%	3.7%
	12.2%	12.4%	12.4%
Joint Venture Centers:			
Minimum Rents	7.2%	7.4%	7.7%
Percentage Rents	0.6%	0.5%	0.5%
Expense Recoveries(1)	3.1%	3.0%	3.2%
	10.9%	10.9%	11.4%

(1) Represents real estate tax and common area maintenance charges.

Lease Expirations

The following tables show scheduled lease expirations (for Centers owned as of December 31, 2006) of Mall and Freestanding Stores (10,000 square feet and under) for the next ten years, assuming that none of the tenants exercise renewal options:

Consolidated Centers:

Year Ending December 31,	Number of Leases Expiring	Approximate GLA of Leases Expiring(1)	% of Total Leased GLA Represented by Expiring Leases(2)	Ending Base Rent per Square Foot of Expiring Leases(1)
2007	499	1,033,336	12.49%	$34.21
2008	398	845,132	10.22%	$34.22
2009	363	702,761	8.50%	$37.86
2010	436	883,322	10.68%	$39.51
2011	445	1,085,764	13.13%	$37.80
2012	275	736,086	8.90%	$37.10
2013	221	528,682	6.39%	$40.97
2014	254	610,399	7.38%	$47.99
2015	274	732,250	8.85%	$45.72
2016	253	660,243	7.98%	$39.31

Joint Venture Centers (at Company's pro rata share):

Year Ending December 31,	Number of Leases Expiring	Approximate GLA of Leases Expiring(1)	% of Total Leased GLA Represented by Expiring Leases(2)	Ending Base Rent per Square Foot of Expiring Leases(1)
2007	434	470,592	11.97%	$34.87
2008	436	437,159	11.12%	$37.43
2009	411	442,678	11.26%	$35.50
2010	401	407,195	10.36%	$39.13
2011	382	450,518	11.46%	$37.52
2012	259	273,849	6.97%	$43.01
2013	227	243,523	6.20%	$43.66
2014	218	268,382	6.83%	$41.53
2015	232	316,883	8.06%	$38.67
2016	285	358,294	9.12%	$46.68

(1) Currently, 40% of leases have provisions for future consumer price index increases which are not reflected in ending lease rent.

(2) For leases 10,000 square feet and under.

Anchors

Anchors have traditionally been a major factor in the public's identification with Regional Shopping Centers. Anchors are generally department stores whose merchandise appeals to a broad range of shoppers. Although the Centers receive a smaller percentage of their operating income from Anchors than from Mall and Freestanding Stores, strong Anchors play an important part in maintaining customer traffic and making the Centers desirable locations for Mall and Freestanding Store tenants.

Anchors either own their stores, the land under them and in some cases adjacent parking areas, or enter into long-term leases with an owner at rates that are lower than the rents charged to tenants of Mall and Freestanding Stores. Each Anchor, which owns its own store, and certain Anchors which lease their stores, enter into reciprocal easement agreements with the owner of the Center covering among other things, operational matters, initial construction and future expansion.

Anchors accounted for approximately 5.0% of the Company's total rent for the year ended December 31, 2006.

The following table identifies each Anchor, each parent company that owns multiple Anchors and the number of square feet owned or leased by each such Anchor or parent company in the Company's portfolio at December 31, 2006:

Name	Number of Anchor Stores	GLA Owned by Anchor	GLA Leased by Anchor	Total GLA Occupied by Anchor
Federated Department Stores				
Macy's	57	6,501,584	2,905,664	9,407,248
Bloomingdale's	1	—	255,888	255,888
Total	58	6,501,584	3,161,552	9,663,136
Sears Holdings Corporation				
Sears	51	4,713,818	2,216,406	6,930,224
Great Indoors, The	1	—	131,051	131,051
K-Mart	1	—	86,479	86,479
Total	53	4,713,818	2,433,936	7,147,754
J.C. Penney	48	2,564,887	3,906,043	6,470,930
Dillard's	24	3,276,852	918,235	4,195,087
Nordstrom	11	699,127	1,128,369	1,827,496
Target	12	920,541	564,279	1,484,820
The Bon-Ton Stores, Inc.				
Younkers	6	—	609,177	609,177
Bon-Ton, The	4	263,534	166,559	430,093
Herberger's	4	188,000	214,573	402,573
Total	14	451,534	990,309	1,441,843
Sun Capital, Inc.				
Mervyn's	16	712,715	538,103	1,250,818
Gottschalks	7	332,638	553,242	885,880
Boscov's	3	—	476,067	476,067
Wal-Mart(1)	3	371,527	100,709	472,236
Neiman Marcus	3	120,000	321,450	441,450
Lord & Taylor(2)	4	209,422	199,372	408,794
Home Depot(3)	3	132,003	274,402	406,405
Burlington Coat Factory(4)	4	186,570	146,176	332,746
Von Maur	3	186,686	59,563	246,249
Belk, Inc.				
Belk	3	—	200,925	200,925
Kohl's(5)	2	76,145	114,359	190,504
Dick's Sporting Goods(6)	2	—	187,241	187,241
La Curacao(7)	1	164,656	—	164,656
Lowe's	1	135,197	—	135,197
Best Buy	2	129,441	—	129,441
Saks Fifth Avenue	1	—	92,000	92,000
Barneys New York(8)	1	—	81,398	81,398
L.L. Bean	1	—	75,778	75,778
Gordmans	1	—	60,000	60,000
Sports Authority(9)	1	—	52,250	52,250
Bealls	1	—	40,000	40,000
Vacant(10)	17	—	2,461,690	2,461,690
	300	21,885,343	19,137,448	41,022,791

(1) Wal-Mart purchased the leasehold interest from Burlington Coat Factory at Village Crossroads.

(2) NRCD Equity Partners, Inc. acquired Lord & Taylor from Federated Department Stores, Inc. in a transaction completed in October 2006.

(3) Home Depot opened a new 141,000 square foot store at Twenty Ninth Street in January 2006.

(4) Burlington Coat Factory is scheduled to open a 74,047 square foot store at Green Tree Mall in March 2007.

(5) Kohl's purchased the 76,145 square foot Mervyn's building at Kitsap Mall from Sun Capital, Inc. in March 2006. Kohl's is scheduled to open in October 2007.

(6) Dick's Sporting Goods is scheduled to open a 90,000 square foot store at Washington Square in March 2008.

(7) La Curacao is scheduled to open a 164,656 square foot store at Desert Sky Mall in October 2007.

(8) Barneys New York opened an 81,398 square foot store at North Park Center in September 2006.

(9) Copeland Sports assigned its lease at Valley River Center to Sports Authority in January 2007 which subsequently closed. Sports Authority is scheduled to reopen in May 2007.

(10) Included in "vacant" are 11 Federated Department Stores located in ten Centers totaling 1,940,980 square feet purchased by the Company in July 2006. The Company is planning various replacement tenant and/or redevelopment opportunities for these vacant stores.

Environmental Matters

Each of the Centers has been subjected to a Phase I audit (which involves review of publicly available information and general property inspections, but does not involve soil sampling or ground water analysis) completed by an environmental consultant.

Based on these audits, and on other information, the Company is aware of the following environmental issues that may reasonably result in costs associated with future investigation or remediation, or in environmental liability:

- *Asbestos.* The Company has conducted asbestos-containing materials ("ACM") surveys at various locations within the Centers. The surveys indicate that ACMs are present or suspected in certain areas, primarily vinyl floor tiles, mastics, roofing materials, drywall tape and joint compounds. The identified ACMs are generally non-friable, in good condition, and possess low probabilities for disturbance. At certain Centers where ACMs are present or suspected, however, some ACMs have been or may be classified as "friable," and ultimately may require removal under certain conditions. The Company has developed and implemented an operations and maintenance ("O&M") plan to manage ACMs in place.

- *Underground Storage Tanks.* Underground storage tanks ("USTs") are or were present at certain of the Centers, often in connection with tenant operations at gasoline stations or automotive tire, battery and accessory service centers located at such Centers. USTs also may be or have been present at properties neighboring certain Centers. Some of these tanks have either leaked or are suspected to have leaked. Where leakage has occurred, investigation, remediation, and monitoring costs may be incurred by the

Company if responsible current or former tenants, or other responsible parties, are unavailable to pay such costs.

- *Chlorinated Hydrocarbons.* The presence of chlorinated hydrocarbons such as perchloroethylene ("PCE") and its degradation byproducts have been detected at certain of the Centers, often in connection with tenant dry cleaning operations. Where PCE has been detected, the Company may incur investigation, remediation and monitoring costs if responsible current or former tenants, or other responsible parties, are unavailable to pay such costs.

PCE was detected in soil and groundwater in the vicinity of a dry cleaning establishment at North Valley Plaza, formerly owned by a joint venture of which the Company was a 50% member. The property was sold on December 18, 1997. The California Department of Toxic Substances Control ("DTSC") advised the Company in 1995 that very low levels of Dichloroethylene ("1,2 DCE"), a degradation byproduct of PCE, was detected in a municipal water well located 1/4 mile west of the dry cleaners, and that the dry cleaning facility may have contributed to the introduction of 1,2 DCE into the water well. According to the DTSC, the maximum contaminant level ("MCL") for 1,2 DCE which is permitted in drinking water is 6 parts per billion ("ppb"). The 1,2 DCE was detected in the water well at an average concentration of 1.7 ppb, which is below the MCL. In 1998, DTSC issued an order to multiple responsible parties regarding this contamination. The Company has retained an environmental consultant and has initiated extensive testing of the site. The joint venture agreed (between itself and the buyer) that it would be responsible for continuing to pursue the investigation and remediation of impacted soil and groundwater resulting from releases of PCE from the former dry cleaner. A total of $0.2 million and $0.1 million have already been incurred by the joint venture for remediation, professional and legal fees for the years ended December 31, 2006 and 2005, respectively. The Company has been sharing costs with former owners of the property. An additional $0.1 million remains reserved at December 31, 2006.

The Company acquired Fresno Fashion Fair in December 1996. Asbestos was detected in structural fireproofing throughout much of the Center. Testing data conducted by professional environmental consulting firms indicates that the fireproofing is largely inaccessible to building occupants and is well adhered to the structural members. Additionally, airborne concentrations of asbestos were well within OSHA's permissible exposure limit of .1 fcc. The accounting at acquisition included a reserve of $3.3 million to cover future removal of this asbestos, as necessary. The Center was recently renovated and a substantial amount of the asbestos was removed. The Company incurred $0.5 million and $0.5 million in remediation costs for the years ended December 31, 2006 and 2005, respectively. An additional $0.4 million remains reserved at December 31, 2006.

Insurance

Each of the Centers has comprehensive liability, fire, extended coverage and rental loss insurance with insured limits customarily carried for similar properties. The Company does not insure certain types of losses (such as losses from wars), because they are either uninsurable or not economically insurable. In addition, while the Company or the relevant joint venture, as applicable, carries earthquake insurance on the Centers located in California, the policies are subject to a deductible equal to 5% of the total insured value of each Center, a $100,000 per occurrence minimum and a combined annual aggregate loss limit of $115 million on these Centers. While the Company or the relevant joint venture also carries terrorism insurance on the Centers, the policies are subject to a $10,000 deductible and a combined annual aggregate loss of $800 million for both certified and non-certified acts of terrorism. In addition, the Company's ability to maintain this level of terrorism insurance

may be adversely impacted by the pending expiration of the Terrorism Risk Insurance Act on December 31, 2007. Each Center has environmental insurance covering eligible third-party losses, remediation and non-owned disposal sites, subject to a $100,000 deductible and a $10 million three-year aggregate limit. Some environmental losses are not covered by this insurance because they are uninsurable or not economically insurable. Furthermore, the Company carries title insurance on substantially all of the Centers for less than their full value.

Qualification as a Real Estate Investment Trust

The Company elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), commencing with its first taxable year ended December 31, 1994, and intends to conduct its operations so as to continue to qualify as a REIT under the Code. As a REIT, the Company generally will not be subject to federal and state income taxes on its net taxable income that it currently distributes to stockholders. Qualification and taxation as a REIT depends on the Company's ability to meet certain dividend distribution tests, share ownership requirements and various qualification tests prescribed in the Code.

Employees

As of December 31, 2006, the Company and the Management Companies employed 3,036 persons, including executive officers (6), personnel in the areas of acquisitions and business development (17), property management (495), leasing (187), redevelopment/development (93), financial services (268) and legal affairs (62). In addition, in an effort to minimize operating costs, the Company generally maintains its own security and guest services staff (1,871) and in some cases maintenance staff (37). The Company primarily engages a third party to handle maintenance at the Centers. Unions represent 29 of these employees. The Company believes that relations with its employees are good.

Available Information; Website Disclosure; Corporate Governance Documents

The Company's corporate website address is *www.macerich.com*. The Company makes available free-of-charge through this website its reports on Forms 10-K, 10-Q and 8-K and all amendments thereto, as soon as reasonably practicable after the reports have been filed with, or furnished to, the Securities and Exchange Commission. These reports are available under the heading "Investing—SEC Filings," through a free hyperlink to a third-party service.

The following documents relating to Corporate Governance are available on the Company's website at *www.macerich.com* under "Investing—Corporate Governance":

Guidelines on Corporate Governance
Code of Business Conduct and Ethics
Code of Ethics for CEO and Senior Financial Officers
Audit Committee Charter
Compensation Committee Charter
Executive Committee Charter
Nominating and Corporate Governance Committee Charter

You may also request copies of any of these documents by writing to:

Attention: Corporate Secretary
The Macerich Company
401 Wilshire Blvd., Suite 700
Santa Monica, CA 90401

Certifications

The Company submitted a Section 303A.12(a) CEO Certification to the New York Stock Exchange last year. In addition, the Company filed with the Securities and Exchange Commission the CEO/CFO certification required under Section 302 of the Sarbanes-Oxley Act and it is included as Exhibit 31 hereto.

Item 1A. Risk Factors

We invest primarily in shopping centers, which are subject to a number of significant risks that are beyond our control.

Real property investments are subject to varying degrees of risk that may affect the ability of our Centers to generate sufficient revenues to meet operating and other expenses, including debt service, lease payments, capital expenditures and tenant improvements, and to make distributions to us and our stockholders. Centers wholly owned by us are referred to as "Wholly Owned Centers" and Centers that are partly but not wholly owned by us are referred to as "Joint Venture Centers." A number of factors may decrease the income generated by the Centers, including:

- the national economic climate;
- the regional and local economy (which may be negatively impacted by plant closings, industry slowdowns, union activity, adverse weather conditions, natural disasters, terrorist activities and other factors);
- local real estate conditions (such as an oversupply of, or a reduction in demand for, retail space or retail goods, and the availability and creditworthiness of current and prospective tenants);
- perceptions by retailers or shoppers of the safety, convenience and attractiveness of a Center; and
- increased costs of maintenance, insurance and operations (including real estate taxes).

Income from shopping center properties and shopping center values are also affected by applicable laws and regulations, including tax, environmental, safety and zoning laws, and by interest rate levels and the availability and cost of financing. In addition, the number of prospective buyers interested in purchasing shopping centers is limited. Therefore, if we were to sell one or more of our Centers, we may receive less money than we originally invested in the Center.

Some of our Centers are geographically concentrated and, as a result, are sensitive to local economic and real estate conditions.

A significant percentage of our Centers are located in California and Arizona and 12 Centers in the aggregate are located in New York, New Jersey and Connecticut. To the extent that weak economic or real estate conditions, including as a result of the factors described in the preceding risk factor, or other factors affect California, Arizona, New York, New Jersey or Connecticut (or their respective regions) more severely than other areas of the country, our financial performance could be negatively impacted.

Our Centers must compete with other retail centers and retail formats for tenants and customers.

There are numerous shopping facilities that compete with the Centers in attracting tenants to lease space, and an increasing number of new retail formats and technologies other than retail shopping centers compete with the Centers for retail sales. Competing retail formats include lifestyle centers, factory outlet centers, power centers, discount shopping clubs, mail-order services, internet shopping and home shopping networks. Our revenues may be reduced as a result of increased competition.

Our Centers depend on tenants to generate rental revenues.

Our revenues and funds available for distribution will be reduced if:

- a significant number of our tenants are unable (due to poor operating results, bankruptcy, terrorist activities or other reasons) to meet their obligations;

- we are unable to lease a significant amount of space in the Centers on economically favorable terms; or

- for any other reason, we are unable to collect a significant amount of rental payments.

A decision by an Anchor, or other significant tenant to cease operations at a Center could also have an adverse effect on our financial condition. The closing of an Anchor or other significant tenant may allow other Anchors and/or other tenants to terminate their leases, seek rent relief and/or cease operating their stores at the Center or otherwise adversely affect occupancy at the Center. In addition, Anchors and/or tenants at one or more Centers might terminate their leases as a result of mergers, acquisitions, consolidations, dispositions or bankruptcies in the retail industry. The bankruptcy and/or closure of retail stores, or sale of an Anchor or store to a less desirable retailer, may reduce occupancy levels, customer traffic and rental income, or otherwise adversely affect our financial performance. Furthermore, if the store sales of retailers operating in the Centers decline sufficiently, tenants might be unable to pay their minimum rents or expense recovery charges. In the event of a default by a lessee, the affected Center may experience delays and costs in enforcing its rights as lessor.

For example, on October 24, 2005, Federated Department Stores, Inc. disclosed that it had identified 82 duplicate locations in certain malls to be divested during 2006. In July 2006, we purchased 11 of the identified stores which were located in ten of our Centers. On February 1, 2006, Musicland Holding Corp. announced the closure of 341 of its low performing Sam Goody and Suncoast Picture Stores which include 26 stores located in the Centers. Approximately 80% of these stores remain vacant. We are contemplating various replacement tenant and/or redevelopment opportunities for all of these vacant stores. No assurance can be given regarding the impact on us of these divestitures or closures or whether we will be successful in leasing or redeveloping these vacant stores.

Our acquisition and real estate development strategies may not be successful.

Our historical growth in revenues, net income and funds from operations has been closely tied to the acquisition and redevelopment of shopping centers. Many factors, including the availability and cost of capital, our total amount of debt outstanding, interest rates and the availability of attractive acquisition targets, among others, will affect our ability to acquire and redevelop additional properties in the future. We may not be successful in pursuing acquisition opportunities, and newly acquired properties may not perform as well as expected. Expenses arising from our efforts to complete acquisitions, redevelop properties or increase our market penetration may have a material adverse effect on our business, financial condition and results of operations. We face competition for acquisitions primarily from other REITs, as well as from private real estate companies and financial buyers. Some of our competitors have greater financial and other resources. Increased competition for shopping center acquisitions may impact adversely our ability to acquire additional properties on favorable terms. We cannot guarantee that we will be able to implement our growth strategy successfully or manage our expanded operations effectively and profitably.

We may not be able to achieve the anticipated financial and operating results from newly acquired assets. Some of the factors that could affect anticipated results are:

- our ability to integrate and manage new properties, including increasing occupancy rates and rents at such properties;
- the disposal of non-core assets within an expected time frame; and
- our ability to raise long-term financing to implement a capital structure at a cost of capital consistent with our business strategy.

Our business strategy also includes the selective development and construction of retail properties. Any development, redevelopment and construction activities that we may undertake will be subject to the risks of real estate development, including lack of financing, construction delays, environmental requirements, budget overruns, sunk costs and lease-up. Furthermore, occupancy rates and rents at a newly completed property may not be sufficient to make the property profitable. Real estate development activities are also subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, and occupancy and other required governmental permits and authorizations. If any of the above events occur, our ability to pay dividends to our stockholders and service our indebtedness could be adversely affected.

Certain individuals have substantial influence over the management of both us and the Operating Partnership, which may create conflicts of interest.

Under the limited partnership agreement of the Operating Partnership, we, as the sole general partner, are responsible for the management of the Operating Partnership's business and affairs. Each of the principals serves as an executive officer and is a member of our board of directors. Accordingly, these principals have substantial influence over our management and the management of the Operating Partnership.

The tax consequences of the sale of some of the Centers may create conflicts of interest.

The principals will experience negative tax consequences if some of the Centers are sold. As a result, the principals may not favor a sale of these Centers even though such a sale may benefit our other stockholders.

The guarantees of indebtedness by and certain holdings of the principals may create conflicts of interest.

The principals have guaranteed mortgage loans encumbering one of the Centers. As of December 31, 2006, the principals have guaranteed an aggregate principal amount of approximately $21.8 million. The existence of guarantees of these loans by the principals could result in the principals having interests that are inconsistent with the interests of our stockholders.

The principals may have different interests than our stockholders because they are significant holders of the Operating Partnership.

If we were to fail to qualify as a REIT, we will have reduced funds available for distributions to our stockholders.

We believe that we currently qualify as a REIT. No assurance can be given that we will remain qualified as a REIT. Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial or administrative interpretations. The complexity of these provisions and of the applicable income tax regulations is greater in the case of a REIT structure like ours that holds assets in partnership form. The determination of various factual matters and circumstances not entirely within our control, including determinations by our partners in the Joint Venture Centers, may affect our continued qualification as a REIT. In addition, legislation, new regulations, administrative interpretations or court decisions could significantly change the tax laws with respect to our qualification as a REIT or the U.S. federal income tax consequences of that qualification.

If in any taxable year we were to fail to qualify as a REIT, we will suffer the following negative results:

- we will not be allowed a deduction for distributions to stockholders in computing our taxable income; and
- we will be subject to U.S. federal income tax on our taxable income at regular corporate rates.

In addition, if we were to lose our REIT status, we will be prohibited from qualifying as a REIT for the four taxable years following the year during which the qualification was lost, absent relief under statutory provisions. As a result, net income and the funds available for distributions to our stockholders would be reduced for at least five years and the fair market value of our shares could be materially adversely affected. Furthermore, the Internal Revenue Service could challenge our REIT status for past periods, which if successful could result in us owing a material amount of tax for prior periods. It is possible that future economic, market, legal, tax or other considerations might cause our board of directors to revoke our REIT election.

Even if we remain qualified as a REIT, we might face other tax liabilities that reduce our cash flow. Further, we might be subject to federal, state and local taxes on our income and property. Any of these taxes would decrease cash available for distributions to stockholders.

Complying with REIT requirements might cause us to forego otherwise attractive opportunities.

In order to qualify as a REIT for U.S. federal income tax purposes, we must satisfy tests concerning, among other things, our sources of income, the nature of our assets, the amounts we distribute to our stockholders and the ownership of our stock. We may also be required to make distributions to our stockholders at disadvantageous times or when we do not have funds readily available for distribution. Thus, compliance with REIT requirements may cause us to forego opportunities we would otherwise pursue.

In addition, the REIT provisions of the Internal Revenue Code impose a 100% tax on income from "prohibited transactions." Prohibited transactions generally include sales of assets that constitute inventory or other property held for sale in the ordinary course of business, other than foreclosure property. This 100% tax could impact our desire to sell assets and other investments at otherwise opportune times if we believe such sales could be considered a prohibited transaction.

Complying with REIT requirements may force us to borrow to make distributions to our stockholders.

As a REIT, we generally must distribute 90% of our annual taxable income (subject to certain adjustments) to our stockholders. From time to time, we might generate taxable income greater than our net income for financial reporting purposes, or our taxable income might be greater than our cash flow available for distributions to our stockholders. If we do not have other funds available in these situations, we might be unable to distribute 90% of our taxable income as required by the REIT rules. In that case, we would need to borrow funds, sell a portion of our investments (potentially at disadvantageous prices) or find another alternative source of funds. These alternatives could increase our costs or reduce our equity and reduce amounts for investments.

Outside partners in Joint Venture Centers result in additional risks to our stockholders.

We own partial interests in property partnerships that own 42 Joint Venture Centers as well as fee title to a site that is ground leased to a property partnership that owns a Joint Venture Center and several development sites. We may acquire partial interests in additional properties through joint venture arrangements. Investments in Centers that are not Wholly Owned Centers involve risks different from those of investments in Wholly Owned Centers.

We may have fiduciary responsibilities to our partners that could affect decisions concerning the Joint Venture Centers. Third parties may share control of major decisions relating to the Joint Venture Centers, including decisions with respect to sales, refinancings and the timing and amount of additional capital contributions, as well as decisions that could have an adverse impact on our status. For example, we may lose our management rights relating to the Joint Venture Centers if:

- we fail to contribute our share of additional capital needed by the property partnerships;
- we default under a partnership agreement for a property partnership or other agreements relating to the property partnerships or the Joint Venture Centers; or
- with respect to certain of the Joint Venture Centers, if certain designated key employees no longer are employed in the designated positions.

In addition, some of our outside partners control the day-to-day operations of eight Joint Venture Centers (NorthPark Center, West Acres Center, Eastland Mall, Granite Run Mall, Lake Square Mall, NorthPark Mall, South Park Mall and Valley Mall). We, therefore, do not control cash distributions from these Centers, and the lack of cash distributions from these Centers could jeopardize our ability to maintain our qualification as a REIT.

Our holding company structure makes it dependent on distributions from the Operating Partnership.

Because we conduct our operations through the Operating Partnership, our ability to service our debt obligations and pay dividends to our stockholders is strictly dependent upon the earnings and cash flows of the Operating Partnership and the ability of the Operating Partnership to make distributions to us. Under the Delaware Revised Uniform Limited Partnership Act, the Operating Partnership is prohibited from making any distribution to us to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of the Operating

Partnership (other than some non-recourse liabilities and some liabilities to the partners) exceed the fair value of the assets of the Operating Partnership.

Possible environmental liabilities could adversely affect us.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in that real property. These laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of hazardous or toxic substances. The costs of investigation, removal or remediation of hazardous or toxic substances may be substantial. In addition, the presence of hazardous or toxic substances, or the failure to remedy environmental hazards properly, may adversely affect the owner's or operator's ability to sell or rent affected real property or to borrow money using affected real property as collateral.

Persons or entities that arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of hazardous or toxic substances at the disposal or treatment facility, whether or not that facility is owned or operated by the person or entity arranging for the disposal or treatment of hazardous or toxic substances. Laws exist that impose liability for release of ACMs into the air, and third parties may seek recovery from owners or operators of real property for personal injury associated with exposure to ACMs. In connection with our ownership, operation, management, development and redevelopment of the Centers, or any other centers or properties we acquire in the future, we may be potentially liable under these laws and may incur costs in responding to these liabilities.

Uninsured losses could adversely affect our financial condition.

Each of our Centers has comprehensive liability, fire, extended coverage and rental loss insurance with insured limits customarily carried for similar properties. We do not insure certain types of losses (such as losses from wars), because they are either uninsurable or not economically insurable. In addition, while we or the relevant joint venture, as applicable, carry earthquake insurance on the Centers located in California, the policies are subject to a deductible equal to 5% of the total insured value of each Center, a $100,000 per occurrence minimum and a combined annual aggregate loss limit of $115 million on these Centers. While we or the relevant joint venture also carries terrorism insurance on the Centers, the policies are subject to a $10,000 deductible and a combined annual aggregate loss limit of $800 million for both certified and non-certified acts of terrorism. In addition, our ability to maintain this level of terrorism insurance may be adversely impacted by the pending expiration of the Terrorism Risk Insurance Act on December 31, 2007. Each Center has environmental insurance covering eligible third-party losses, remediation and non-owned disposal sites, subject to a $100,000 deductible and a $10 million three-year aggregate limit. Some environmental losses are not covered by this insurance because they are uninsurable or not economically insurable. Furthermore, we carry title insurance on many of the Centers for less than their full value. If an uninsured loss or a loss in excess of insured limits occurs, the entity that owns the affected Center could lose its capital invested in the Center, as well as the anticipated future revenue from the Center, while remaining obligated for any mortgage indebtedness or other financial obligations related to the Center. An uninsured loss or loss in excess of insured limits may negatively impact our financial condition.

As the general partner of the Operating Partnership and certain of the property partnerships, we are generally liable for any of its unsatisfied obligations other than non-recourse obligations.

An ownership limit and certain anti-takeover defenses could inhibit a change of control or reduce the value of our common stock.

The Ownership Limit. In order for us to maintain our qualification as a REIT, not more than 50% in value of our outstanding stock (after taking into account options to acquire stock) may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include some entities that would not ordinarily be considered "individuals") during the last half of a taxable year. Our Charter restricts ownership of more than 5% (the "Ownership Limit") of the lesser of the number or value of our outstanding shares of stock by any single stockholder (with limited exceptions for some holders of limited partnership interests in the Operating Partnership, and their respective families and affiliated entities, including all four principals). In addition to enhancing preservation of our status as a REIT, the Ownership Limit may:

- have the effect of delaying, deferring or preventing a change in control of us or other transaction without the approval of our board of directors, even if the change in control or other transaction is in the best interest of our stockholders; and

- limit the opportunity for our stockholders to receive a premium for their common stock that they might otherwise receive if an investor were attempting to acquire a block of common stock in excess of the Ownership Limit or otherwise effect a change in control of us.

Our board of directors, in its sole discretion, may waive or modify (subject to limitations) the Ownership Limit with respect to one or more of our stockholders, if it is satisfied that ownership in excess of this limit will not jeopardize our status as a REIT.

Stockholder Rights Plan and Selected Provisions of our Charter and Bylaws. Agreements to which we are a party, as well as some of the provisions of our Charter and bylaws, may have the effect of delaying, deferring or preventing a third party from making an acquisition proposal for us and may inhibit a change in control that some, or a majority, of our stockholders might believe to be in their best interest or that could give our stockholders the opportunity to realize a premium over the then-prevailing market prices for our shares. These agreements and provisions include the following:

- a stockholder rights plan (which is generally triggered when an entity, group or person acquires 15% or more of our common stock), which, in the event of a takeover attempt not approved by our board of directors, allows our stockholders to purchase shares of our common stock, or the common stock of the acquiring entity, at a 50% discount;

- a staggered board of directors and limitations on the removal of directors, which may make the replacement of incumbent directors more time-consuming and difficult;

- advance notice requirements for stockholder nominations of directors and stockholder proposals to be considered at stockholder meetings;

- the obligation of the directors to consider a variety of factors (in addition to maximizing stockholder value) with respect to a proposed business combination or other change of control transaction;

- the authority of the directors to classify or reclassify unissued shares and issue one or more series of common stock or preferred stock;

- the authority to create and issue rights entitling the holders thereof to purchase shares of stock or other securities or property from us; and

- limitations on the amendment of our Charter and bylaws, the dissolution or change in control of us, and the liability of our directors and officers.

Selected Provisions of Maryland Law. The Maryland General Corporation Law prohibits business combinations between a Maryland corporation and an interested stockholder (which includes any person who beneficially holds 10% or more of the voting power of the corporation's shares) or its affiliates for five years following the most recent date on which the interested stockholder became an interested stockholder and, after the five-year period, requires the recommendation of the board of directors and two super-majority stockholder votes to approve a business combination unless the stockholders receive a minimum price determined by the statute. As permitted by Maryland law, our Charter exempts from these provisions any business combination between us and the principals and their respective affiliates and related persons. Maryland law also allows the board of directors to exempt particular business combinations before the interested stockholder becomes an interested stockholder. Furthermore, a person is not an interested stockholder if the transaction by which he or she would otherwise have become an interested stockholder is approved in advance by the board of directors.

The Maryland General Corporation Law also provides that the acquirer of certain levels of voting power in electing directors of a Maryland corporation (one-tenth or more but less than one-third, one-third or more but less than a majority and a majority or more) is not entitled to vote the shares in excess of the applicable threshold, unless voting rights for the shares are approved by holders of two thirds of the disinterested shares or unless the acquisition of the shares has been specifically or generally approved or exempted from the statute by a provision in our Charter or bylaws adopted before the acquisition of the shares. Our Charter exempts from these provisions voting rights of shares owned or acquired by the principals and their respective affiliates and related persons. Our bylaws also contain a provision exempting from this statute any acquisition by any person of shares of our common stock. There can be no assurance that this bylaw will not be amended or eliminated in the future. The Maryland General Corporation Law and our Charter also contain supermajority voting requirements with respect to our ability to amend our Charter, dissolve, merge, or sell all or substantially all of our assets.

Item 1B. Unresolved Staff Comments

Not Applicable

Item 2. Properties

Company's Ownership	Name of Center/ Location(1)	Year of Original Construction/ Acquisition	Year of Most Recent Expansion/ Renovation	Total GLA(2)	Mall and Freestanding GLA	Percentage of Mall and Freestanding GLA Leased	Anchors	Sales Per Square Foot(3)
WHOLLY OWNED:								
100%	Capitola Mall(4) Capitola, California	1977/1995	1988	587,019	197,302	95.4%	Gottschalks, Macy's, Mervyn's, Sears	$339
100%	Chandler Fashion Center Chandler, Arizona	2001/2002	—	1,322,770	637,610	95.1%	Dillard's, Macy's, Nordstrom, Sears	640
100%	Chesterfield Towne Center(5) Richmond, Virginia	1975/1994	2000	1,035,371	424,982	89.0%	Dillard's, Macy's, Sears, J.C. Penney	340
100%	Danbury Fair Mall(5) Danbury, Connecticut	1986/2005	1991	1,292,578	496,370	98.1%	J.C. Penney, Lord & Taylor(6), Macy's, Sears	587
100%	Deptford Mall Deptford, New Jersey	1975/2006	1990	1,039,840	343,398	97.2%	Boscov's, J.C. Penney, Macy's, Sears	513
100%	Eastview Mall Victor, New York	1971/2005	2003	1,682,143	785,061	96.9%	The Bon-Ton, Home Depot, J.C. Penney, Macy's, Lord & Taylor(6), Sears, Target	418
100%	Fiesta Mall(5) Mesa, Arizona	1979/2004	1999	1,036,638	313,082	97.3%	Dillard's, Macy's, Sears	391
100%	Flagstaff Mall Flagstaff, Arizona	1979/2002	1986	354,519	150,507	91.8%	Dillard's, J.C. Penney, Sears	345
100%	FlatIron Crossing(5) Broomfield, Colorado	2000/2002	—	1,503,805	740,064	95.6%	Dillard's, Macy's, Nordstrom, Dick's Sporting Goods	424
100%	Freehold Raceway Mall Freehold, New Jersey	1990/2005	2004	1,580,422	788,798	98.1%	J.C. Penney, Lord & Taylor(6), Macy's, Nordstrom, Sears	470
100%	Fresno Fashion Fair Fresno, California	1970/1996	2006	955,586	394,705	97.5%	Gottschalks, J.C. Penney, Macy's (two)	635
100%	Great Northern Mall(5) Clay, New York	1988/2005	—	896,106	566,118	94.8%	Macy's, Sears	260
100%	Greece Ridge Center Greece, New York	1967/2005	1993	1,469,376	842,292	97.5%	Burlington Coat Factory, The Bon-Ton, J.C. Penney, Macy's, Sears	297
100%	Green Tree Mall Clarksville, Indiana	1968/1975	2005	795,382	290,335	80.7%	Dillard's J.C. Penney, Sears, Burlington Coat Factory(7)	379
100%	La Cumbre Plaza(4) Santa Barbara, California	1967/2004	1989	494,553	177,553	91.7%	Macy's, Sears	407
100%	Northgate Mall San Rafael, California	1964/1986	1987	731,803	261,472	90.7%	Macy's, Mervyn's, Sears	388
100%	Northridge Mall Salinas, California	1972/2003	1994	892,999	356,019	99.5%	J.C. Penney, Macy's, Mervyn's, Sears	359
100%	Pacific View(5) Ventura, California	1965/1996	2001	1,044,976	411,162	88.5%	J.C. Penney, Macy's, Sears	421
100%	Panorama Mall Panorama, California	1955/1979	2005	323,479	158,479	92.9%	Wal-Mart	409
100%	Paradise Valley Mall(5) Phoenix, Arizona	1979/2002	1990	1,222,802	417,374	89.6%	Dillard's, J.C. Penney, Macy's, Sears	366
100%	Prescott Gateway Prescott, Arizona	2002/2002	2004	578,295	334,107	85.2%	Dillard's, Sears, J.C. Penney	290
100%	Queens Center(4) Queens, New York	1973/1995	2004	961,987	407,220	98.2%	J.C. Penney, Macy's	778
100%	Rimrock Mall Billings, Montana	1978/1996	1999	604,014	292,344	89.5%	Dillard's (two), Herberger's, J.C. Penney	383
100%	Rotterdam Square Schenectady, New York	1980/2005	1990	583,240	273,465	91.2%	Macy's, K-Mart, Sears	250
100%	Salisbury, Centre at Salisbury, Maryland	1990/1995	2005	845,071	347,655	96.6%	Boscov's, J.C. Penney, Macy's, Sears	390
100%	Shoppingtown Mall (5) Dewitt, New York	1954/2005	2000	1,007,135	524,435	74.2%	J.C. Penney, Macy's, Sears	260

Company's Ownership	Name of Center/ Location(1)	Year of Original Construction/ Acquisition	Year of Most Recent Expansion/ Renovation	Total GLA(2)	Mall and Freestanding GLA	Percentage of Mall and Freestanding GLA Leased	Anchors	Sales Per Square Foot(3)
100%	Somersville Towne Center Antioch, California	1966/1986	2004	502,256	174,034	87.4%	Sears, Gottschalks, Mervyn's, Macy's	$387
100%	South Plains Mall Lubbock, Texas	1972/1998	1995	1,140,956	399,169	88.4%	Bealls, Dillard's (two), J.C. Penney, Mervyn's, Sears	356
100%	South Towne Center Sandy, Utah	1987/1997	1997	1,268,703	492,191	94.3%	Dillard's, J.C. Penney, Mervyn's, Target, Macy's	423
100%	The Oaks(5) Thousand Oaks, California	1978/2002	1993	1,067,698	341,623	92.5%	J.C. Penney, Macy's (two),	549
100%	Towne Mall Elizabethtown, Kentucky	1985/2005	1989	353,507	182,635	83.6%	J.C. Penney, Belk, Sears	296
100%	Valley River Center Eugene, Oregon	1969/2006	1990	835,694	259,630	86.9%	Sports Authority(8), Gottschalks, Macy's, J.C. Penney	454
100%	Valley View Center Dallas, Texas	1973/1997	2004	1,635,870	577,973	90.7%	Dillard's, Macy's, J.C. Penney, Sears	296
100%	Victor Valley, Mall of Victorville, California	1986/2004	2001	547,611	273,762	97.0%	Gottschalks, J.C. Penney, Mervyn's, Sears	483
100%	Vintage Faire Mall Modesto, California	1977/1996	2001	1,083,309	383,390	96.9%	Gottschalks, J.C. Penney, Macy's (two), Sears	597
100%	Westside Pavilion Los Angeles, California	1985/1998	2000	669,338	311,210	89.4%	Nordstrom, Macy's	479
100%	Wilton Mall at Saratoga Saratoga Springs, New York	1990/2005	1998	661,118	457,240	96.2%	The Bon-Ton, J.C. Penney, Sears	316
	Total/Average Wholly Owned			34,607,969	14,784,766	93.1%		$435
JOINT VENTURES (VARIOUS PARTNERS)(9):								
33.3%	Arrowhead Towne Center Glendale, Arizona	1993/2002	2004	1,133,229	394,815	97.6%	Dillard's, Macy's, J.C. Penney, Sears, Mervyn's	$615
50%	Biltmore Fashion Park Phoenix, Arizona	1963/2003	2006	595,457	290,457	89.3%	Macy's, Saks Fifth Avenue	681
50%	Broadway Plaza(4) Walnut Creek, California	1951/1985	1994	697,984	252,487	96.6%	Macy's (two), Nordstrom	766
50.1%	Corte Madera, Village at Corte Madera, California	1985/1998	2005	437,950	219,950	96.5%	Macy's, Nordstrom	704
50%	Desert Sky Mall Phoenix, Arizona	1981/2002	1993	899,190	288,695	88.1%	Sears, Dillard's, Burlington Coat Factory, Mervyn's, La Curacao(10)	364
50%	Inland Center(4)(5) San Bernardino, California	1966/2004	2004	988,880	205,206	92.3%	Macy's, Sears, Gottschalks	508
37.5%	Marketplace Mall, The(4) Henrietta, New York	1982/2005	1993	1,018,066	503,474	92.3%	The Bon-Ton, J.C. Penney, Macy's, Sears	325
15%	Metrocenter Mall(4) Phoenix,, Arizona	1973/2005	2006	1,277,499	594,250	91.5%	Dillard's, J.C. Penney, Macy's, Sears	387
50%	NorthPark Center(4) Dallas, Texas	1965/2004	2005	1,981,419	929,099	95.1%	Dillard's, Macy's, Neiman Marcus, Nordstrom, Barneys New York(11)	710
50%	Ridgmar Fort Worth, Texas	1976/2005	2000	1,270,813	396,840	80.7%	Dillard's, Macy's, J.C. Penney, Neiman Marcus, Sears	326
50%	Scottsdale Fashion Square(5)(12) Scottsdale, Arizona	1961/2002	2003	2,049,169	847,750	94.3%	Dillard's, Macy's, Nordstrom, Neiman Marcus	741
33.3%	Superstition Springs Center(4) Mesa, Arizona	1990/2002	2002	1,275,370	428,831	97.6%	Burlington Coat Factory, Dillard's, Macy's, J.C. Penney, Sears, Mervyn's, Best Buy	456
50%	Tyson's Corner Center(4) McLean, Virginia	1990/2005	2003	2,200,252	1,312,010	98.0%	Bloomingdale's, Macy's, L.L. Bean, Lord & Taylor(6), Nordstrom	689
19%	West Acres Fargo, North Dakota	1972/1986	2001	948,102	395,547	98.9%	Macy's, Herberger's, J.C. Penney, Sears	470
	Total/Average Joint Ventures (Various Partners)			16,773,380	7,059,411	94.2%		$573

Company's Ownership	Name of Center/ Location(1)	Year of Original Construction/ Acquisition	Year of Most Recent Expansion/ Renovation	Total GLA(2)	Mall and Freestanding GLA	Percentage of Mall and Freestanding GLA Leased	Anchors	Sales Per Square Foot(3)
PACIFIC PREMIER RETAIL TRUST PROPERTIES:								
51%	Cascade Mall Burlington, Washington	1989/1999	1998	594,163	269,927	90.7%	Macy's (two), J.C. Penney, Sears, Target	$369
51%	Kitsap Mall(4) Silverdale, Washington	1985/1999	1997	848,161	388,178	92.6%	Macy's, J.C. Penney, Kohl's(13), Sears	413
51%	Lakewood Mall(5) Lakewood, California	1953/1975	2001	2,090,975	982,991	96.2%	Home Depot, Target, J.C. Penney, Macy's, Mervyn's	424
51%	Los Cerritos Center(5) Cerritos, California	1971/1999	1998	1,288,685	487,404	96.3%	Macy's, Mervyn's, Nordstrom, Sears	551
51%	Redmond Town Center(4)(12) Redmond, Washington	1997/1999	2000	1,280,703	1,170,703	98.9%	Macy's	377
51%	Stonewood Mall(4) Downey, California	1953/1997	1991	930,539	359,792	99.6%	J.C. Penney, Mervyn's, Macy's, Sears	436
51%	Washington Square Portland, Oregon	1974/1999	2005	1,454,448	519,421	94.4%	J.C. Penney, Macy's, Dick's Sporting Goods(14), Nordstrom, Sears	716
	Total/Average Pacific Premier Retail Trust Properties			8,487,674	4,178,416	96.3%		$480
SDG MACERICH PROPERTIES, L.P. PROPERTIES:								
50%	Eastland Mall(4) Evansville, Indiana	1978/1998	1996	1,040,090	550,946	95.7%	Dillard's, J.C. Penney, Macy's	$370
50%	Empire Mall(4) Sioux Falls, South Dakota	1975/1998	2000	1,341,202	595,680	94.5%	Macy's, J.C. Penney, Gordmans, Kohl's, Sears, Target, Younkers	384
50%	Granite Run Mall Media, Pennsylvania	1974/1998	1993	1,036,265	535,456	93.1%	Boscov's, J.C. Penney, Sears	293
50%	Lake Square Mall Leesburg, Florida	1980/1998	1995	561,030	264,993	87.7%	Belk, J.C. Penney, Sears, Target	296
50%	Lindale Mall Cedar Rapids, Iowa	1963/1998	1997	687,174	381,611	86.6%	Sears, Von Maur, Younkers	318
50%	Mesa Mall Grand Junction, Colorado	1980/1998	2003	851,513	410,305	94.4%	Herberger's, J.C. Penney, Mervyn's, Sears, Target	399
50%	NorthPark Mall Davenport, Iowa	1973/1998	2001	1,073,940	423,484	85.5%	J.C. Penney, Dillard's, Sears, Von Maur, Younkers	274
50%	Rushmore Mall Rapid City, South Dakota	1978/1998	1992	837,831	433,171	91.1%	Herberger's, J.C. Penney, Sears, Target	362
50%	Southern Hills Mall Sioux City, Iowa	1980/1998	2003	797,316	483,739	91.7%	Sears, Younkers, J.C. Penney	291
50%	SouthPark Mall Moline, Illinois	1974/1998	1990	1,025,860	447,804	88.2%	J.C. Penney, Sears, Younkers, Von Maur, Dillard's	221
50%	SouthRidge Mall(15) Des Moines, Iowa	1975/1998	1998	867,673	478,921	84.9%	Sears, Younkers, J.C. Penney, Target	194
50%	Valley Mall(5) Harrisonburg, Virginia	1978/1998	1992	505,726	190,648	95.1%	Belk, J.C. Penney, Target	272
	Total/Average SDG Macerich Properties, L.P. Properties			10,625,620	5,196,758	90.9%		$314
	Total/Average Joint Ventures			35,886,674	16,434,585	93.7%		$470
	Total/Average before Community Centers			70,494,643	31,219,351	93.4%		$452
COMMUNITY / SPECIALTY CENTERS:								
100%	Borgata, The Scottsdale, Arizona	1981/2002	2006	93,711	93,711	77.7%	—	$425
50%	Boulevard Shops Chandler, Arizona	2001/2002	2004	180,823	180,823	100.0%	—	412
75%	Camelback Colonnade Phoenix, Arizona	1961/2002	1994	624,101	544,101	98.0%	Mervyn's	339
100%	Carmel Plaza Carmel, California	1974/1998	2006	96,434	96,434	91.3%	—	511
50%	Chandler Festival Chandler, Arizona	2001/2002	—	503,735	368,538	98.6%	Lowe's	298
50%	Chandler Gateway Chandler, Arizona	2001/2002		255,289	124,238	100.0%	The Great Indoors	420
50%	Chandler Village Center Chandler, Arizona	2004/2002	2006	273,418	130,285	100.0%	Target	241

Company's Ownership	Name of Center/ Location(1)	Year of Original Construction/ Acquisition	Year of Most Recent Expansion/ Renovation	Total GLA(2)	Mall and Freestanding GLA	Percentage of Mall and Freestanding GLA Leased	Anchors	Sales Per Square Foot(3)
50%	Hilton Village(4)(11) Scottsdale, Arizona	1982/2002	—	96,546	96,546	96.1%	—	$511
24.5%	Kierland Commons Scottsdale, Arizona	1999/2005	2003	438,721	438,721	97.5%	—	747
100%	La Encantada Tucson, Arizona	2002/2002	2005	251,000	251,000	85.8%	—	531
100%	Paradise Village Office Park II Phoenix, Arizona	1982/2002	—	46,834	46,834	95.4%	—	N/A
63.6%	Pittsford Plaza(5) Pittsford, New York	1965/2005	1982	525,936	401,104	95.1%	—	281
100%	Village Center Phoenix, Arizona	1985/2002	—	170,801	59,055	90.4%	Target	332
100%	Village Crossroads Phoenix, Arizona	1993/2002	—	185,148	84,439	96.8%	Wal-Mart(16)	372
100%	Village Fair Phoenix, Arizona	1989/2002	—	271,417	207,817	97.6%	Best Buy	265
100%	Village Plaza Phoenix, Arizona	1978/2002	—	79,912	79,912	96.3%	—	308
100%	Village Square I Phoenix, Arizona	1978/2002	—	21,606	21,606	100.0%	—	187
100%	Village Square II Phoenix, Arizona	1978/2002	—	146,193	70,393	97.8%	Mervyn's	202
	Total/Average Community / Specialty Centers			4,261,625	3,295,557	95.9%		$449
	Total before major development and redevelopment properties and other assets			74,756,268	34,514,908	93.6%		$452
MAJOR DEVELOPMENT AND REDEVELOPMENT PROPERTIES:								
34.9%	SanTan Village Phase 2 Gilbert, Arizona	2004/2004	2006 ongoing	491,038	284,511	(18)	Wal-Mart	N/A
100%	Santa Monica Place(5) Santa Monica, California	1980/1999	1990	556,933	273,683	(18)	Macy's	N/A
100%	Twenty Ninth Street(4) Boulder, Colorado	1963/1979	2006 ongoing	817,085	525,431	(18)	Macy's, Home Depot(17)	N/A
100%	Westside Pavilion Adjacent Los Angeles, California	1985/1998	2006 ongoing	90,982	90,982	(18)	—	N/A
	Total Major Development and Redevelopment Properties			1,956,038	1,174,607			
OTHER ASSETS:								
100%	Paradise Village Investment Co. ground leases	—/2002		169,490	169,490	89.8%	—	N/A
	Total Other Assets			169,490	169,490	89.8%		
	Grand Total at December 31, 2006			76,881,796	35,859,005			

(1) With respect to 74 Centers, the underlying land controlled by the Company is owned in fee entirely by the Company, or, in the case of jointly-owned Centers, by the joint venture property partnership or limited liability company. With respect to the remaining Centers, the underlying land controlled by the Company is owned by third parties and leased to the Company, the property partnership or the limited liability company pursuant to long-term ground leases. Under the terms of a typical ground lease, the Company, the property partnership or the limited liability company pays rent for the use of the land and is generally responsible for all costs and expenses associated with the building and improvements. In some cases, the Company, the property partnership or the limited liability company has an option or right of first refusal to purchase the land. The termination dates of the ground leases range from 2013 to 2132.

(2) Includes GLA attributable to Anchors (whether owned or non-owned) and Mall and Freestanding Stores as of December 31, 2006.

(3) Sales are based on reports by retailers leasing Mall and Freestanding Stores for the twelve months ending December 31, 2006 for tenants which have occupied such stores for a minimum of 12 months. Sales per square foot are based on tenants 10,000 square feet and under, excluding theaters.

(4) Portions of the land on which the Center is situated are subject to one or more ground leases.

(5) These properties have a vacant Anchor location. The Company is contemplating various replacement tenant and/or redevelopment opportunities for these vacant sites.

(6) NRCD Equity Partners, Inc., acquired Lord & Taylor from Federated Department Stores, Inc. in a transaction completed in October 2006.

(7) Burlington Coat Factory is scheduled to open a 74,047 square foot store at Green Tree Mall in March 2007.

(8) Copeland Sports assigned their lease at Valley River Center to Sports Authority in January 2007 which subsequently closed. Sports Authority is scheduled to reopen in May 2007.

(9) The Company's ownership interest in this table reflects its legal ownership interest but may not reflect its economic interest since each joint venture has various agreements regarding cash flow, profits and losses, allocations, capital requirements and other matters.

(10) La Curacao is scheduled to open a 164,656 square foot store at Desert Sky Mall in October 2007.

(11) Barneys New York opened a 81,398 square foot store at North Park Center in September 2006.

(12) The office portion of this mixed-use development does not have retail sales.

(13) Kohl's purchased the 76,145 square foot Mervyn's building at Kitsap Mall from Sun Capital, Inc. in March 2006. Kohl's is scheduled to open in October 2007.

(14) Dick's Sporting Goods is scheduled to open a 90,000 square foot store at Washington Square in March 2008.

(15) The former Montgomery Wards building at Southridge Mall was demolished in April 2006.

(16) Wal-Mart purchased the leasehold interest from Burlington Coat Factory at Village Crossroads.

(17) Home Depot opened a new 141,000 square foot store at Twenty Ninth Street in January 2006.

(18) Tenant spaces have been intentionally held off the market and remain vacant because of major development or redevelopment plans. As a result, the Company believes the percentage of mall and freestanding GLA leased and the sales per square foot at these major redevelopment properties is not meaningful data.

Mortgage Debt

The following table sets forth certain information regarding the mortgages encumbering the Centers, including those Centers in which the Company has less than a 100% interest. The information set forth below is as of December 31, 2006, (dollars in thousands):

Property Pledged as Collateral	Fixed or Floating	Annual Interest Rate	Carrying Amount(1)	Annual Debt Service	Maturity Date	Balance Due on Maturity	Earliest Date Notes Can Be Defeased or Be Prepaid
Consolidated Centers:							
Borgata	Fixed	5.39%	$14,885	$1,380	10/11/07	$14,352	Any Time
Capitola Mall	Fixed	7.13%	40,999	4,558	5/15/11	32,724	Any Time
Carmel Plaza	Fixed	8.18%	26,674	2,421	5/1/09	25,642	Any Time
Casa Grande(2)	Floating	6.75%	7,304	493	8/16/09	7,304	Any Time
Chandler Fashion Center	Fixed	5.48%	172,904	12,514	11/1/12	152,097	Any Time
Chesterfield Towne Center(3)	Fixed	9.07%	57,155	6,580	1/1/24	1,087	Any Time
Danbury Fair Mall	Fixed	4.64%	182,877	14,698	2/1/11	155,173	Any Time
Deptford Mall(4)	Fixed	5.44%	100,000	5,440	1/5/13	100,000	12/7/09
Eastview Commons	Fixed	5.46%	9,117	792	9/30/10	7,942	Any Time
Eastview Mall	Fixed	5.10%	102,873	7,107	1/18/14	87,927	Any Time
Fiesta Mall	Fixed	4.88%	84,000	4,152	1/1/15	84,000	12/2/07
Flagstaff Mall	Fixed	4.97%	37,000	1,863	11/1/15	37,000	10/3/08
FlatIron Crossing	Fixed	5.23%	191,046	13,223	12/1/13	164,187	Any Time
Freehold Raceway Mall	Fixed	4.68%	183,505	14,208	7/7/11	155,678	Any Time
Fresno Fashion Fair	Fixed	6.52%	64,595	5,244	8/10/08	62,974	Any Time
Great Northern Mall	Fixed	5.19%	40,947	2,685	12/1/13	35,566	Any Time
Greece Ridge Center(5)	Floating	6.00%	72,000	4,320	11/6/07	72,000	Any Time
La Cumbre Plaza(6)	Floating	6.23%	30,000	1,869	8/9/07	30,000	Any Time
La Encantada(7)	Floating	7.08%	51,000	3,611	8/1/08	51,000	Any Time
Marketplace Mall	Fixed	5.30%	40,473	3,204	12/10/17	24,353	Any Time
Northridge Mall(8)	Fixed	4.84%	82,514	5,438	7/1/09	70,991	Any Time
Oaks, The(9)	Floating	6.05%	92,000	5,566	7/1/07	92,000	Any Time
Pacific View	Fixed	7.16%	90,231	7,780	8/31/11	83,045	Any Time
Panorama Mall(10)	Floating	6.23%	50,000	3,115	2/28/10	50,000	Any Time
Paradise Valley Mall(11)	Fixed	5.39%	74,990	6,068	1/1/07	74,889	Any Time
Paradise Valley Mall	Fixed	5.89%	22,154	2,193	5/1/09	19,863	Any Time
Pittsford Plaza	Fixed	5.02%	25,278	1,914	1/1/13	20,673	1/1/07
Prescott Gateway(12)	Fixed	5.78%	60,000	3,468	12/1/11	60,000	12/21/08
Queens Center	Fixed	6.88%	92,039	7,595	3/1/09	88,651	Any Time
Queens Center(13)	Fixed	7.00%	220,625	18,013	3/31/13	204,203	2/19/08
Rimrock Mall	Fixed	7.45%	43,452	3,841	10/1/11	40,025	Any Time
Salisbury, Center at(14)	Fixed	5.79%	115,000	6,659	5/1/16	115,000	6/29/08
Santa Monica Place	Fixed	7.70%	80,073	7,272	11/1/10	75,544	Any Time
Shoppingtown Mall	Fixed	5.01%	46,217	3,828	5/11/11	38,968	Any Time
South Plains Mall	Fixed	8.22%	59,681	5,448	3/1/09	57,557	Any Time
South Towne Center	Fixed	6.61%	64,000	4,289	10/10/08	64,000	Any Time
Towne Mall	Fixed	4.99%	15,291	1,206	11/1/12	12,316	Any Time
Twenty Ninth Street(15)	Floating	6.67%	94,080	6,275	6/15/07	94,080	Any Time
Valley River Center(16)	Fixed	5.58%	100,000	5,580	2/1/16	100,000	2/1/09
Valley View Center	Fixed	5.72%	125,000	7,247	1/1/11	125,000	3/14/08
Victor Valley, Mall of	Fixed	4.60%	52,429	3,645	3/1/08	50,850	Any Time
Village Fair North	Fixed	5.89%	11,210	983	7/15/08	10,710	Any Time
Vintage Faire Mall	Fixed	7.89%	65,363	6,099	9/1/10	61,372	Any Time
Westside Pavilion	Fixed	6.67%	93,513	7,538	7/1/08	91,133	Any Time
Wilton Mall	Fixed	4.79%	46,604	4,183	11/1/09	40,838	Any Time
			$3,331,098				

Property Pledged as Collateral	Fixed or Floating	Annual Interest Rate	Carrying Amount(1)	Annual Debt Service	Maturity Date	Balance Due on Maturity	Earliest Date Notes Can Be Defeased or Be Prepaid
Joint Venture Centers (at Company's Pro Rata Share):							
Arrowhead Towne Center (33.3%)	Fixed	6.38%	$27,096	$2,240	10/1/11	$24,256	Any Time
Biltmore Fashion Park (50%)	Fixed	4.68%	39,790	2,433	7/10/09	34,972	Any Time
Boulevard Shops (50%)(17)	Floating	6.60%	10,700	706	12/16/07	10,700	Any Time
Broadway Plaza (50%)	Fixed	6.68%	31,012	3,089	8/1/08	29,315	Any Time
Camelback Colonnade (75%)(18)	Floating	6.04%	31,125	1,880	10/9/07	31,125	11/29/07
Cascade (51%)	Fixed	5.10%	20,424	1,362	7/1/10	19,221	6/22/07
Chandler Festival (50%)	Fixed	4.37%	15,157	958	10/1/08	14,583	7/1/08
Chandler Gateway (50%)	Fixed	5.19%	9,548	658	10/1/08	9,223	7/1/08
Chandler Village Center (50%)(19)	Floating	7.01%	8,578	601	12/19/07	8,578	Any Time
Corte Madera, The Village at (50.1%)	Fixed	7.75%	33,201	3,095	11/1/09	31,534	Any Time
Desert Sky Mall (50%)(20)	Floating	6.45%	25,750	1,661	3/6/08	25,750	10/26/08
Eastland Mall (50%)(21)	Fixed	5.79%	84,000	4,836	6/1/16	84,000	6/22/08
Empire Mall (50%)(21)	Fixed	5.79%	88,150	5,104	6/1/16	88,150	11/29/08
Granite Run (50%)(21)	Fixed	5.83%	60,595	4,311	6/1/16	51,504	6/7/08
Hilton Village (50%)(22)	Fixed	5.39%	3,996	415	1/1/07	3,949	Any Time
Inland Center (50%)	Fixed	4.64%	27,000	1,270	2/11/09	27,000	Any Time
Kierland Greenway (24.5%)	Fixed	5.85%	16,231	1,144	1/1/13	13,679	Any Time
Kierland Main Street (24.5%)	Fixed	4.99%	3,821	251	1/2/13	3,502	11/3/07
Kierland Tower Lofts (15%)(23)	Floating	7.13%	2,146	153	12/14/08	2,146	Any Time
Kitsap Mall/Place (51%)	Fixed	8.06%	29,592	2,755	6/1/10	28,143	Any Time
Lakewood Mall (51%)	Fixed	5.41%	127,500	6,995	6/1/15	127,500	8/19/07
Los Cerritos Center (51%)(24)	Floating	5.91%	66,300	3,918	7/1/11	66,300	Any Time
Mesa Mall (50%)(21)	Fixed	5.79%	43,625	2,526	6/1/16	43,625	8/29/08
Metrocenter Mall (15%)(25)	Fixed	4.80%	16,800	806	2/9/08	16,800	Any Time
Metrocenter Mall (15%)(26)	Floating	8.74%	1,868	163	2/9/08	1,868	Any Time
NorthPark Center (50%)(27)	Fixed	8.33%	42,159	3,996	5/10/12	38,919	Any Time
NorthPark Center (50%)(27)	Fixed	5.41%	94,782	7,133	5/10/12	82,181	Any Time
NorthPark Land (50%)	Fixed	8.33%	40,722	3,858	5/10/12	33,633	Any Time
NorthPark Land (50%)(28)	Floating	8.25%	3,500	289	8/30/07	3,500	Any Time
Redmond Office (51%)	Fixed	6.77%	35,774	4,443	7/10/09	30,285	Any Time
Redmond Retail (51%)	Fixed	4.81%	37,415	2,025	8/1/09	27,164	2/1/07
Ridgmar (50%)	Fixed	6.07%	28,700	1,800	4/11/10	28,700	Any Time
Rushmore (50%)(21)	Fixed	5.79%	47,000	2,721	6/1/16	47,000	8/2/08
SanTan Village Phase 2 (34.9%)(29)	Floating	7.36%	8,978	661	11/2/07	8,978	Any Time
Scottsdale Fashion Square (50%)	Fixed	5.39%	78,768	5,702	8/31/07	78,000	Any Time
Scottsdale Fashion Square (50%)	Fixed	5.39%	33,774	2,904	8/31/07	33,250	Any Time
Southern Hills (50%)(21)	Fixed	5.79%	50,750	2,938	6/1/16	50,750	8/2/08
Stonewood Mall (51%)	Fixed	7.41%	38,180	3,298	12/11/10	36,244	Any Time
Superstition Springs Center (33.3%)(30)	Floating	5.72%	22,498	1,287	9/9/08	22,498	10/24/08
Tyson's Corner Center (50%)(31)	Fixed	4.78%	172,021	11,232	2/17/14	147,595	Any Time
Valley Mall (50%)(21)	Fixed	5.83%	23,592	1,678	6/1/16	20,046	6/22/08
Washington Square (51%)	Fixed	6.70%	51,577	5,051	2/1/09	48,021	Any Time
Washington Square (51%)(32)	Floating	7.35%	16,988	1,249	2/1/09	16,988	Any Time
West Acres (19%)(33)	Fixed	6.41%	13,264	850	9/30/09	5,684	Any Time
			$1,664,447				

(1) *The mortgage notes payable balances include the unamortized debt premiums (discounts). Debt premiums (discounts) represent the excess of the fair value of debt over the principal value of debt assumed in various acquisitions. The debt premiums (discounts) are being amortized into interest expense over the term of the related debt, in a manner which approximates the effective interest method. The annual interest rate in the above tables represent the effective interest rate, including the debt premiums (discounts).*

The debt premiums (discounts) as of December 31, 2006 consist of the following:

Consolidated Centers

Property Pledged as Collateral	
Borgata	$245
Danbury Fair Mall	17,634
Eastview Commons	776
Eastview Mall	2,018
Freehold Raceway Mall	15,806
Great Northern Mall	(191)
Marketplace Mall	1,813
Paradise Valley Mall	2
Paradise Valley Mall	685
Pittsford Plaza	1,025
Shoppingtown Mall	4,813
Towne Mall	558
Victor Valley, Mall of	377
Village Fair North	146
Wilton Mall	4,195
	$49,902

Joint Venture Centers (at Company's Pro Rata Share)

Property Pledged as Collateral	
Arrowhead Towne Center	*$524*
Biltmore Fashion Park	*2,572*
Hilton Village	*2*
Kierland Greenway	*876*
Scottsdale Fashion Square	*768*
Scottsdale Fashion Square	*521*
Tysons Corner	*4,019*
	$9,282

(2) On August 16, 2006, the Company placed a construction note payable on the property for up to $110,000, which bears interest at LIBOR plus a spread of 1.20% to 1.40% depending on certain conditions. The loan matures in August 2009, with two one-year extension options. At December 31, 2006, the total interest rate was 6.75%.

(3) In addition to monthly principal and interest payments, contingent interest, as defined in the loan agreement, may be due to the extent that 35% of the amount by which the property's gross receipts exceeds a base amount. Contingent interest expense recognized by the Company was $576 for the year ended December 31, 2006.

(4) On December 7, 2006, the Company placed an interest only $100,000 loan that bears interest at 5.44% and matures in January 2013. The loan provides for additional borrowings of up to $72,500 during the one-year period ending December 7, 2007, subject to certain conditions.

(5) The floating rate loan bears interest at LIBOR plus 0.65%. The Company has stepped interest rate cap agreements over the term of the loan that effectively prevent LIBOR from exceeding 7.95%. At December 31, 2006, the total interest rate was 6.0%.

(6) The floating rate loan bears interest at LIBOR plus 0.88% that matures on August 9, 2007 with two one-year extensions through August 9, 2009. The Company has an interest rate cap agreement over the loan term which effectively prevents LIBOR from exceeding 7.12%. At December 31, 2006, the total interest rate was 6.23%.

(7) On January 6, 2006, the Company modified the loan to reduce the interest rate to LIBOR plus 1.75% with the opportunity for further reduction upon satisfaction of certain conditions to LIBOR plus 1.50%. The maturity was extended to August 1, 2008 with two extension options of eighteen and twelve months, respectively. At December 31, 2006, the total interest rate was 7.08%.

(8) The loan bore interest at LIBOR plus 2.0% for six months and then converted at January 1, 2005 to a fixed rate loan at 4.94%. The effective interest rate over the entire term is 4.84%.

(9) Concurrent with the acquisition of the property, the Company placed a $108,000 loan bearing interest at LIBOR plus 1.15% and maturing July 1, 2004 with three consecutive one-year options. $92,000 of the loan was at LIBOR plus 0.7% and $16,000 was at LIBOR plus 3.75%. The Company extended the loan maturity to July 2007. The Company paid off $16,000 of the loan in May 2006, and paid off the remaining $92,000 loan balance on February 2, 2007. The

Company had an interest rate cap agreement over the loan term which effectively prevented LIBOR from exceeding 7.10%. At December 31, 2006, the total interest rate was 6.05%.

(10) On February 15, 2006, the Company paid off the existing $32,250 floating rate loan that bore interest at LIBOR plus 1.65% and replaced it with a $50,000 floating rate loan that bears interest at LIBOR plus 0.85% and matures in February 2010. There is an interest rate cap agreement on the new loan which effectively prevents LIBOR from exceeding 6.65%. At December 31, 2006, the total interest rate was 6.23%.

(11) This loan was paid off in full on January 2, 2007.

(12) On November 14, 2006, the Company paid off the existing $35,280 floating rate loan and replaced it with a $60,000 fixed rate loan that bears interest at 5.78% and matures in December 2011.

(13) Northwestern Mutual Life ("NML") is the lender for 50% of the loan. The funds advanced by NML are considered related party debt as they are a joint venture partner with the Company in Broadway Plaza.

(14) On April 19, 2006, the Company refinanced the loan on the property. The existing floating rate loan was replaced with an $115,000 loan bearing interest at 5.79% and maturing on May 1, 2016.

(15) On June 7, 2006, the Company placed a construction note payable on the property for up to $115,000, which bears interest at LIBOR plus a spread of 1.1% to 1.25% depending on certain conditions. The loan matures in June 2007, with two one-year extension options. At December 31, 2006, the total interest rate was 6.67%.

(16) Concurrent with the acquisition of this property, the Company placed a $100,000 loan that bears interest at 5.58% and matures on February 16, 2016. On January 23, 2007, the Company exercised an earn-out provision under the loan agreement and borrowed an additional $20,000 at a fixed rate of 5.64%.

(17) This loan bears interest at LIBOR plus 1.25%, matures on December 16, 2007 and has a one-year extension option. At December 31, 2006, the total interest rate was 6.60%.

(18) This loan bears interest at LIBOR plus 0.69%, matures on October 9, 2007, and has three one-year extension options. This floating rate debt is covered by an interest rate cap agreement over the loan term which effectively prevents LIBOR from exceeding 8.54%. At December 31, 2006, the total interest rate was 6.04%.

(19) This represents a construction loan not to exceed $17,500 and bearing interest at LIBOR plus 1.65%. At December 31, 2006, the total interest rate was 7.01%.

(20) On March 1, 2006, the joint venture refinanced the existing loan on the property with a $51.5 million floating rate loan bearing interest at LIBOR plus 1.10%. This floating rate debt is covered by an interest rate cap agreement over the loan term which effectively prevents LIBOR from exceeding 7.65%. The loan matures in March 2008 and has three one year extension options. At December 31, 2006, the total interest rate was 6.45%.

(21) On May 31, 2006, SDG Macerich Properties, L.P. replaced the existing debt that was collectively collateralized by all the properties held by SDG Macerich Properties, LP., with mortgage notes payable placed on seven specific properties. The remaining five assets are unencumbered. The new debt includes interest-only loans on Eastland Mall, Empire Mall, Mesa Mall, Rushmore Mall and Southern Hills Mall that bear interest at 5.79% and fixed rate loans on Granite Run Mall and Valley Mall that bear interest at 5.83%. All of these loans mature on June 1, 2016.

(22) This loan was refinanced on January 2, 2007 with an $8,600 fixed rate loan at 5.21% and maturing February 1, 2012.

(23) This represents a construction loan not to exceed $49,472 and bearing interest at LIBOR plus 1.75%. At December 31, 2006, the total interest rate was 7.13%.

(24) On May 20, 2006, the joint venture replaced the existing loan with a new $130,000 loan bearing interest at LIBOR plus 0.55% that matures on July 1, 2011. The loan provides for additional borrowings of up to $70,000 during the four year period following the initial funding at a rate of LIBOR plus 0.90%. At December 31, 2006, the total interest rate was 5.91%.

(25) This loan bears interest at LIBOR plus 0.94%, matures on February 9, 2008 and has two one-year extension options. The joint venture entered into an interest rate swap agreement for $112.0 million to convert this loan from floating rate debt to fixed at a rate of 3.86%, which effectively limits the interest rate on this loan to 4.80%.

(26) This loan provides for total funding of up to $37,380, subject to certain conditions, and bears interest at LIBOR plus 3.45% and matures February 9, 2008. At December 31, 2006, the total interest rate was 8.74%. The joint venture has two interest rate cap agreements throughout the term, which effectively prevent LIBOR from exceeding 5.25% on $11,500 of the loan and 7.25% on the remaining $25,880 of the loan.

(27) The annual debt service represents the payment of principal and interest. In addition, contingent interest, as defined in the loan agreement, is due upon the occurrence of certain capital events and is equal to 15% of proceeds less the base amount. On December 21, 2006, the construction loan on the property converted to a mortgage note payable, bearing interest at 5.41% and maturing on May 10, 2012.

(28) This represents an interest only line of credit that bears interest at the lender's prime rate and matures August 30, 2007. At December 31, 2006, the total interest rate was 8.25%.

(29) The property had a construction note payable which was not to exceed $28.0 million which bore interest at LIBOR plus 2.0%. At December 31, 2006, the total interest rate was 7.36%. This debt was refinanced on January 30, 2007 with a $45,000 fixed rate loan at 5.33%, maturing February 1, 2012.

(30) On August 14, 2006, the joint venture replaced the existing loan on the property with a new $67,500 two-year floating rate loan that bears interest at LIBOR plus 0.37%. In addition, the joint venture has an interest rate cap agreement that effectively prevents LIBOR from exceeding 8.63% throughout the loan term. At December 31, 2006, the total interest rate was 5.72%.

(31) The loan bears interest at fixed rate of 5.23% and matures on February 17, 2014. Through February 28, 2006, the loan was interest only and requires principal plus interest payments thereafter. On March 31, 2006, the joint venture earned an interest rebate from the lender of $1,257 for meeting a targeted completion date of an expansion to the property. As a result of the rebate, the effective rate of interest on the loan was reduced from 4.82% to 4.78% over the remaining loan term.

(32) On October 7, 2004, the joint venture placed an additional mortgage loan on the property totaling $35.0 million and bearing interest at LIBOR plus 2.00%. At December 31, 2006, the total interest rate was 7.35%.

(33) On August 7, 2006, the joint venture replaced the existing loan on the property with a new $70,000 fixed rate loan that bears interest at 6.41%.

Item 3. Legal Proceedings

None of the Company, the Operating Partnership, the Management Companies or their respective affiliates are currently involved in any material litigation nor, to the Company's knowledge, is any material litigation currently threatened against such entities or the Centers, other than routine litigation arising in the ordinary course of business, most of which is expected to be covered by liability insurance. For information about certain environmental matters, see "Business—Environmental Matters."

Item 4. Submission of Matters to a Vote of Securities Holders

None

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The common stock of the Company is listed and traded on the New York Stock Exchange under the symbol "MAC". The common stock began trading on March 10, 1994 at a price of $19 per share. In 2006, the Company's shares traded at a high of $87.10 and a low of $66.70.

As of February 16, 2007, there were approximately 965 stockholders of record. The following table shows high and low closing prices per share of common stock during each quarter in 2006 and 2005 and dividends/distributions per share of common stock declared and paid by quarter:

	Market Quotation Per Share		Dividends/ Distributions
Quarter Ended	High	Low	Declared/Paid
March 31, 2006	$75.13	$68.89	$0.68
June 30, 2006	74.05	67.90	0.68
September 30, 2006	77.11	70.02	0.68
December 31, 2006	87.00	76.16	0.71
March 31, 2005	62.15	53.28	0.65
June 30, 2005	67.32	54.00	0.65
September 30, 2005	71.19	62.15	0.65
December 31, 2005	68.58	60.91	0.68

The Company has outstanding 3,627,131 shares of its Series A cumulative convertible redeemable preferred stock ("Series A Preferred Stock"). There is no established public trading market for the Series A Preferred Stock. The Series A Preferred Stock was issued on February 25, 1998. Preferred stock dividends are accrued quarterly and paid in arrears. The Series A Preferred Stock can be converted on a one for one basis into common stock and will pay a quarterly dividend equal to the greater of $0.46 per share, or the dividend then payable on a share of common stock. No dividends will be declared or paid on any class of common or other junior stock to the extent that dividends on

Series A Preferred Stock have not been declared and/or paid. The following table shows the dividends per share of preferred stock declared and paid by quarter in 2006 and 2005:

Quarter Ended	Series A Preferred Stock Dividend Declared	Series A Preferred Stock Dividend Paid
March 31, 2006	$0.68	$0.68
June 30, 2006	0.68	0.68
September 30, 2006	0.71	0.68
December 31, 2006	0.71	0.71
March 31, 2005	0.65	0.65
June 30, 2005	0.65	0.65
September 30, 2005	0.68	0.65
December 31, 2005	0.68	0.68

The Company's existing financing agreements limit, and any other financing agreements that the Company enters into in the future will likely limit, the Company's ability to pay cash dividends. Specifically, the Company may pay cash dividends and make other distributions based on a formula derived from Funds from Operations (See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Funds From Operations") and only if no event of default under the financing agreements has occurred, unless, under certain circumstances, payment of the distribution is necessary to enable the Company to qualify as a REIT under the Internal Revenue Code.

Stock Performance Graph

The following graph provides a comparison, from December 31, 2001 through December 31, 2006, of the yearly percentage change in the cumulative total stockholder return (assuming reinvestment of dividends) of the Company, the Standard & Poor's ("S&P") 500 Index, the S&P Midcap 400 Index and the NAREIT All Equity REIT Index (the "NAREIT Index"), an industry index of publicly-traded REITs (including the Company). The Company is providing the S&P Midcap 400 Index since it is now a company within such Index.

The graph assumes that the value of the investment in each of the Company's common stock and the indices was $100 at the beginning of the period. The graph further assumes the reinvestment of dividends.

Upon written request directed to the Secretary of the Company, the Company will provide any stockholder with a list of the REITs included in the NAREIT Index. The historical information set forth below is not necessarily indicative of future performance. Data for the NAREIT Index, the S&P 500 Index and the S&P Midcap 400 Index were provided to the Company by Research Data Group, Inc.


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The Macerich Company
S & P 500 Index
S & P Midcap 400 Index
NAREIT Index
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06

www.researchdatagroup.com/S&P.htm

	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
The Macerich Company	$100.00	$124.65	$192.44	$285.56	$318.32	$426.25
S & P 500 Index	100.00	77.90	100.24	111.15	116.61	135.03
S & P Midcap 400 Index	100.00	85.49	115.94	135.05	152.00	167.69
NAREIT Index	100.00	103.82	142.37	187.33	210.12	283.78

Item 6. Selected Financial Data

The following sets forth selected financial data for the Company on a historical basis. The following data should be read in conjunction with the financial statements (and the notes thereto) of the Company and "Management's Discussion and Analysis of Financial Condition and Results of Operations" each included elsewhere in this Form 10-K. All amounts in thousands except per share data.

	Years Ended December 31,				
	2006	2005	2004	2003	2002
OPERATING DATA:					
Revenues:					
Minimum rents(1)	$489,078	$423,759	$294,846	$256,974	$189,047
Percentage rents	24,667	24,152	15,655	10,646	9,361
Tenant recoveries	254,526	214,832	145,055	139,380	102,872
Management Companies(2)	31,456	26,128	21,549	14,630	4,826
Other	29,929	22,953	18,070	16,487	11,194
Total revenues	829,656	711,824	495,175	438,117	317,300
Shopping center and operating expenses	262,127	223,905	146,465	136,881	99,377
Management Companies' operating expenses(2)	56,673	52,840	44,080	32,031	12,881
REIT general and administrative expenses	13,532	12,106	11,077	8,482	7,435
Depreciation and amortization	224,273	193,145	128,413	95,888	65,478
Interest expense	274,667	237,097	134,549	121,105	110,610
Total expenses	831,272	719,093	464,584	394,387	295,781
Minority interest in consolidated joint ventures	(3,667)	(700)	(184)	(112)	(395)
Equity in income of unconsolidated joint ventures and management companies(2)	86,053	76,303	54,881	59,348	43,049
Income tax (expense) benefit (3)	(33)	2,031	5,466	444	(300)
Gain (loss) on sale or write down of assets	38	1,253	473	11,960	(3,820)
Loss on early extinguishment of debt	(1,835)	(1,666)	(1,642)	(44)	(3,605)
Income from continuing operations	78,940	69,952	89,585	115,326	56,448
Discontinued operations:(4)					
Gain on sale of assets	204,863	277	7,568	22,491	26,073
Income from discontinued operations	11,376	13,907	14,350	19,124	19,050
Total income from discontinued operations	216,239	14,184	21,918	41,615	45,123
Income before minority interest and preferred dividends	295,179	84,136	111,503	156,941	101,571
Minority interest in Operating Partnership(5)	(42,821)	(12,450)	(19,870)	(28,907)	(20,189)
Net income	252,358	71,686	91,633	128,034	81,382
Less preferred dividends	24,336	19,098	9,140	14,816	20,417
Net income available to common stockholders	$228,022	$52,588	$82,493	$113,218	$60,965
Earnings per share ("EPS")—basic:					
Income from continuing operations	$0.65	$0.70	$1.11	$1.49	$0.72
Discontinued operations	2.57	0.19	0.30	0.62	0.91
Net income per share—basic	$3.22	$0.89	$1.41	$2.11	$1.63
EPS—diluted:(6)(7)					
Income from continuing operations	$0.73	$0.69	$1.10	$1.54	$0.72
Discontinued operations	2.46	0.19	0.30	0.55	0.90
Net income per share—diluted	$3.19	$0.88	$1.40	$2.09	$1.62

					As of December 31,
	2006	2005	2004	2003	2002
BALANCE SHEET DATA					
Investment in real estate (before accumulated depreciation)	$6,499,205	$6,160,595	$4,149,776	$3,662,359	$3,251,674
Total assets	$7,562,163	$7,178,944	$4,637,096	$4,145,593	$3,662,080
Total mortgage, notes and debentures payable	$4,993,879	$5,424,730	$3,230,120	$2,682,598	$2,291,908
Minority interest(3)	$387,183	$284,809	$221,315	$237,615	$221,497
Class A participating convertible preferred units	$213,786	$213,786	$—	$—	$—
Class A non-participating convertible preferred units	$21,501	$21,501	$—	$—	$—
Series A and Series B Preferred Stock	$98,934	$98,934	$98,934	$98,934	$247,336
Common stockholders' equity	$1,542,305	$827,108	$913,533	$953,485	$797,798

					Years Ended December 31,
	2006	2005	2004	2003	2002
OTHER DATA:					
Funds from operations ("FFO")—diluted(8)	$383,122	$336,831	$299,172	$269,132	$194,643
Cash flows provided by (used in):					
Operating activities	$211,850	$235,296	$213,197	$215,752	$163,176
Investing activities	$(126,736)	$(131,948)	$(489,822)	$(341,341)	$(875,032)
Financing activities	$29,208	$(20,349)	$308,383	$115,703	$739,122
Number of centers at year end	91	97	84	78	79
Weighted average number of shares outstanding—EPS basic	70,826	59,279	58,537	53,669	37,348
Weighted average number of shares outstanding—EPS diluted(6)(7)	88,058	73,573	73,099	75,198	50,066
Cash distribution declared per common share	$2.75	$2.63	$2.48	$2.32	$2.22

(1) *Included in minimum rents is amortization of above and below market leases of $13.1 million, $11.6 million, $9.2 million, $6.1 million and $1.1 million for the years ended December 31, 2006, 2005, 2004, 2003 and 2002, respectively.*

(2) *Unconsolidated joint ventures include all Centers and entities in which the Company does not have a controlling ownership interest and Macerich Management Company through June 30, 2003. The Company accounts for the unconsolidated joint ventures using the equity method of accounting. Effective July 1, 2003, the Company began to consolidate Macerich Management Company, in accordance with FIN 46. Effective July 26, 2002, the Company consolidated the accounts of the Westcor management companies.*

(3) *The Company's Taxable REIT Subsidiaries ("TRSs") are subject to corporate level income taxes (See Note 19 of the Company's Consolidated Financial Statements).*

(4) *In 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." (See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Statement on Critical Accounting Policies").*

Discontinued operations include the following:

The Company sold Boulder Plaza on March 19, 2002 and the results for the period from January 1, 2002 to March 19, 2002 have been classified as discontinued operations. The sale of Boulder Plaza resulted in a gain on sale of asset of $13.9 million in 2002.

The Company sold its 67% interest in Paradise Village Gateway on January 2, 2003 (acquired in July 2002), and the loss on sale of $0.2 million has been classified as discontinued operations in 2003.

The Company sold Bristol Center on August 4, 2003, and the results for the period January 1, 2003 to August 4, 2003 and for the year ended December 31, 2002 has been classified as discontinued operations. The sale of Bristol Center resulted in a gain on sale of asset of $22.2 million in 2003.

The Company sold Westbar on December 16, 2004, and the results for the period January 1, 2004 to December 16, 2004, for the year ended December 31, 2003 and for the period July 26, 2002 to December 31, 2002 have been classified as discontinued operations. The sale of Westbar resulted in a gain on sale of asset of $6.8 million.

On January 5, 2005, the Company sold Arizona Lifestyle Galleries. The sale of this property resulted in a gain on sale of $0.3 million and the impact on the results of operations for the years ended December 31, 2005 and 2004 have been reclassified to discontinued operations. Prior to 2004, this property was accounted for under the equity method of accounting.

On June 9, 2006, the Company sold Scottsdale/101 and the results for the period January 1, 2006 to June 9, 2006 and for the years ended December 31, 2005 and 2004 have been classified as discontinued operations. Prior to January 1, 2004, this property was accounted for under

the equity method of accounting. The sale of Scottsdale/101 resulted in a gain on sale of asset, at the Company's pro rata share, of $25.8 million.

The Company sold Park Lane Mall on July 13, 2006 and the results for the period January 1, 2006 to July 13, 2006 and for the years ended December 31, 2005, 2004, 2003 and 2002 have been classified as discontinued operations. The sale of Park Lane Mall resulted in a gain on sale of asset of $5.9 million.

The Company sold Greeley Mall and Holiday Village Mall in a combined sale on July 27, 2006, and the results for the period January 1, 2006 to July 27, 2006 and the years ended December 31, 2005, 2004, 2003 and 2002 have been classified as discontinued operations. The sale of these properties resulted in a gain on sale of assets of $28.7 million.

The Company sold Great Falls Marketplace on August 11, 2006, and the results for the period January 1, 2006 to August 11, 2006 and for the years ended December 31, 2005, 2004, 2003 and 2002 have been classified as discontinued operations. The sale of Great Falls Marketplace resulted in a gain on sale of $11.8 million.

The Company sold Citadel Mall, Crossroads Mall and Northwest Arkansas Mall in a combined sale on December 29, 2006, and the results for the period January 1, 2006 to December 29, 2006 and the years ended December 31, 2005, 2004, 2003, 2002 have been classified as discontinued operations. The sale of these properties resulted in a gain on sale of assets of $132.7 million.

Total revenues and income from discontinued operations were:

	Year Ended December 31,				
(Dollars in millions)	**2006**	**2005**	**2004**	**2003**	**2002**
Revenues:					
Boulder Plaza	$—	$—	$—	$—	$0.5
Paradise Village Gateway	—	—	—	—	2.4
Bristol	—	—	—	2.5	4.0
Westbar	—	—	4.8	5.7	2.1
Arizona LifeStyle Galleries	—	—	0.3	—	—
Scottsdale/101	4.7	9.8	6.9	—	—
Park Lane Mall	1.5	3.1	3.0	3.1	3.4
Holiday Village	2.9	5.2	4.8	5.3	5.1
Greeley Mall	4.3	7.0	6.2	5.9	6.2
Great Falls Marketplace	1.8	2.7	2.6	2.5	2.5
Citadel Mall	15.7	15.3	15.4	16.1	16.4
Northwest Arkansas Mall	12.9	12.6	12.7	12.5	12.2
Crossroads Mall	11.5	10.9	11.2	12.2	11.8
Total	$55.3	$66.6	$67.9	$65.8	$66.6
Income from operations:					
Boulder Plaza	$—	$—	$—	$—	$0.3
Paradise Village Gateway	—	—	—	—	0.5
Bristol	—	—	—	1.4	1.0
Westbar	—	—	1.8	1.7	0.8
Arizona LifeStyle Galleries	—	—	(1.0)	—	—
Scottsdale/101	0.3	(0.2)	(0.3)	—	—
Park Lane Mall	0.0	0.8	0.9	1.0	1.3
Holiday Village	1.2	2.8	1.9	2.4	2.2
Greeley Mall	0.6	0.9	0.5	1.2	1.6
Great Falls Marketplace	1.1	1.7	1.6	1.5	1.5
Citadel Mall	2.5	1.8	2.0	3.0	3.3
Northwest Arkansas Mall	3.4	2.9	3.1	3.2	2.9
Crossroads Mall	2.3	3.2	3.9	3.7	3.7
Total	$11.4	$13.9	$14.4	$19.1	$19.1

(5) "Minority Interest" reflects the ownership interest in the Operating Partnership and other entities not owned by the Company.

(6) Assumes that all OP Units and Westcor partnership units are converted to common stock on a one-for-one basis. The Westcor partnership units were converted into OP Units on July 27, 2004, which were subsequently redeemed for common stock on October 4, 2005. It also assumes the conversion of MACWH, LP common and preferred units to the extent that they are dilutive to the EPS computation (See Note 12—Acquisitions of the Company's Notes to the Consolidated Financial Statements).

(7) Assumes issuance of common stock for in-the-money options and restricted stock calculated using the treasury method in accordance with SFAS No. 128 for all years presented.

(8) The Company uses Funds from Operations ("FFO") in addition to net income to report its operating and financial results and considers FFO and FFO—diluted as supplemental measures for the real estate industry and a supplement to Generally Accepted Accounting Principles ("GAAP") measures. The National Association of Real Estate Investment Trusts ("NAREIT") defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from extraordinary items and sales of depreciated operating properties, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis. FFO and FFO on a fully diluted basis are useful to investors in comparing operating and financial results between periods. This is especially true since FFO excludes real estate depreciation and amortization as the Company believes real estate values fluctuate based on market conditions rather than depreciating in value ratably on a straight-line basis over time. FFO on a fully diluted basis is one of the measures investors find most useful in measuring the dilutive impact of outstanding convertible securities. FFO does not represent cash flow from operations as defined by GAAP, should not be considered as an alternative to net income as defined by GAAP and is not indicative of cash available to fund all cash flow needs. FFO as presented may not be comparable to similarly titled measures reported by other real estate investment trusts. For the reconciliation of FFO and FFO-diluted to net income, see "Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations—Funds from Operations."

The computation of FFO-diluted includes the effect of outstanding common stock options and restricted stock using the treasury method. It also assumes the conversion of MACWH, LP common and preferred units to the extent that they are dilutive to the FFO computation (See Note 12—"Acquisitions of the Company's Notes to the Consolidated Financial Statements"). The Company had $125.1 million of convertible subordinated debentures (the "Debentures") which matured December 15, 2002. The Debentures were dilutive for the year ended December 31, 2002 and were included in the FFO calculation. The Debentures were paid off in full on December 13, 2002. On February 25, 1998, the Company sold $100 million of its Series A Preferred Stock. On June 16, 1998, the Company sold $150 million of its Series B Preferred Stock. The Preferred Stock can be converted on a one-for-one basis for common stock. The Series A and Series B Preferred Stock then outstanding was dilutive to FFO in 2006, 2005, 2004, 2003, 2002 and was dilutive to net income in 2006 and 2003. All of the Series B Preferred Stock was converted to common stock on September 9, 2003.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This Annual Report on Form 10-K contains or incorporates statements that constitute forward-looking statements. Those statements appear in a number of places in this Form 10-K and include statements regarding, among other matters, the Company's growth, acquisition, redevelopment and development opportunities, the Company's acquisition and other strategies, regulatory matters pertaining to compliance with governmental regulations and other factors affecting the Company's financial condition or results of operations. Words such as "expects," "anticipates," "intends," "projects," "predicts," "plans," "believes," "seeks," "estimates," and "should" and variations of these words and similar expressions, are used in many cases to identify these forward-looking statements. Stockholders are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company or industry to vary materially from the Company's future results, performance or achievements, or those of the industry, expressed or implied in such forward-looking statements. Such factors include the matters described herein under "Item 1A. Risk Factors," among others. The Company will not update any forward-looking information to reflect actual results or changes in the factors affecting the forward-looking information.

Management's Overview and Summary

The Macerich Company (the "Company") is involved in the acquisition, ownership, development, redevelopment, management, and leasing of regional and community shopping centers located throughout the United States. The Company is the sole general partner of, and owns a majority of the ownership interests in, The Macerich Partnership, L.P., a Delaware limited partnership (the "Operating Partnership"). As of December 31, 2006, the Operating Partnership owned or had an ownership interest in 73 regional shopping centers and 18 community shopping centers aggregating approximately 76.9 million square feet of gross leasable area ("GLA"). These 91 regional and community shopping centers are referred to hereinafter as the "Centers", unless the context otherwise requires. The Company is a self-administered and self-managed real estate investment trust ("REIT") and conducts all of its operations through the Operating Partnership and the Management Companies.

The following discussion is based primarily on the consolidated financial statements of the Company for the years ended December 31, 2006, 2005 and 2004. It compares the activity for the year ended December 31, 2006 to results of operations for the year ended December 31, 2005. Also included is a comparison of the activities for the year ended December 31, 2005 to the results for the year ended December 31, 2004. This information should be read in conjunction with the accompanying consolidated financial statements and notes thereto.

Acquisitions and dispositions:

The financial statements reflect the following acquisitions, dispositions and changes in ownership subsequent to the occurrence of each transaction.

On January 30, 2004, the Company, in a 50/50 joint venture with a private investment company, acquired Inland Center, a 1 million square foot super-regional mall in San Bernardino, California. The total purchase price was $63.3 million and concurrently with the acquisition, the joint venture placed a $54.0 million fixed rate loan on the property. The Company's share of the remainder of the purchase price was funded by cash and borrowings under the Company's line of credit.

On May 11, 2004, the Company acquired an ownership interest in NorthPark Center, a 2.0 million square foot regional mall in Dallas, Texas. The Company's initial investment in the property was $30.0 million which was funded by borrowings under the Company's line of credit. In addition, the Company assumed a pro rata share of debt of $86.6 million and funded an additional $45.0 million post-closing.

On July 1, 2004, the Company acquired the Mall of Victor Valley in Victorville, California and on July 20, 2004, the Company acquired La Cumbre Plaza in Santa Barbara, California. The Mall of Victor Valley is a 547,611 square foot regional mall and La Cumbre Plaza is a 494,553 square foot regional mall. The combined total purchase price was $151.3 million. The purchase price for the Mall of Victor Valley included the assumption of an existing fixed rate loan of $54.0 million at 5.25% maturing in March, 2008. Concurrent with the closing of La Cumbre Plaza, a $30.0 million floating rate loan was placed on the property with an initial interest rate of 2.29%. The balance of the purchase price was paid in cash and borrowings from the Company's revolving line of credit.

On November 16, 2004, the Company acquired Fiesta Mall, a 1 million square foot super regional mall in Mesa, Arizona. The total purchase price was $135.2 million which was funded by borrowings under the Company's line of credit. On December 2, 2004, the Company placed a ten year $84.0 million fixed rate loan at 4.88% on the property.

On December 16, 2004, the Company sold the Westbar property, a Phoenix area property that consisted of a collection of ground leases, a shopping center, and land for $47.5 million. The sale resulted in a gain on sale of asset of $6.8 million.

On December 30, 2004, the Company purchased the unaffiliated owners' 50% tenants in common interest in Paradise Village Ground Leases, Village Center, Village Crossroads, Village Fair and Paradise Village Office Park II. All of these assets are located in Phoenix, Arizona. The total purchase price was $50.0 million which included the assumption of the unaffiliated owners' share of debt of $15.2 million. The balance of the purchase price was paid in cash and borrowings from the Company's line of credit. Accordingly, the Company now owns 100% of these assets.

The Mall of Victor Valley, La Cumbre Plaza, Fiesta Mall, Paradise Village Ground Leases, Village Center, Village Crossroads, Village Fair and Paradise Village Office Park II are referred to herein as the "2004 Acquisition Centers."

On January 5, 2005, the Company sold Arizona Lifestyle Galleries for $4.3 million. The sale resulted in a gain on sale on asset of $0.3 million.

On January 11, 2005, the Company became a 15% owner in a joint venture that acquired Metrocenter Mall, a 1.3 million square foot super-regional mall in Phoenix, Arizona. The total purchase price was $160 million and concurrently with the acquisition, the joint venture placed a $112 million loan on the property. The Company's share of the purchase price, net of the debt, was $7.2 million which was funded by cash and borrowings under the Company's line of credit.

On January 21, 2005, the Company formed a 50/50 joint venture with a private investment company. The joint venture acquired a 49% interest in Kierland Commons, a 438,721 square foot mixed-use center in Phoenix, Arizona. The joint venture's purchase price for the interest in the Center was $49.0 million. The Company assumed its share of the underlying property debt and funded the remainder of its share of the purchase price by cash and borrowings under the Company's line of credit.

On April 8, 2005, the Company acquired Ridgmar Mall, a 1.3 million square foot super-regional mall in Fort Worth, Texas. The acquisition was completed in a 50/50 joint venture with an affiliate of Walton Street Capital, LLC. The purchase price was $71.1 million. Concurrent with the closing, a $57.4 million loan bearing interest at a fixed rate of 6.0725% was placed on the property. The balance of the purchase price was funded by borrowings under the Company's line of credit.

On April 25, 2005, the Company acquired Wilmorite Properties, Inc., a Delaware corporation ("Wilmorite") and Wilmorite Holdings, L.P., a Delaware limited partnership ("Wilmorite Holdings"). Wilmorite's portfolio includes interests in 11 regional malls and two open-air community shopping centers with 13.4 million square feet of space located in Connecticut, New York, New Jersey, Kentucky and Virginia. The total purchase price was approximately $2.333 billion, plus adjustments for working capital, including the assumption of approximately $877.2 million of existing debt with an average interest rate of 6.43% and the issuance of $212.7 million of participating convertible preferred units ("PCPUs"), $21.5 million of non-participating convertible preferred units and $5.8 million of common units in Wilmorite Holdings. The balance of the consideration to the equity holders of Wilmorite and Wilmorite Holdings was paid in cash, which was provided primarily by a five-year, $450 million term loan bearing interest at LIBOR plus 1.50% and a $650 million acquisition loan with a term of up to two years and bearing interest initially at LIBOR plus 1.60%. An affiliate of the Operating Partnership is the general partner and, together with other affiliates, own approximately 83% of Wilmorite Holdings, with the remaining 17% held by those limited partners of Wilmorite Holdings who elected to receive convertible preferred units or common units in Wilmorite Holdings rather than cash. The PCPUs can be redeemed, subject to certain conditions, for the portion of the Wilmorite portfolio generally located in the area of Rochester, New York. The Wilmorite portfolio, exclusive of Tysons Corner Center and Tysons Corner Office (collectively referred herein as "Tysons Center"), are referred to herein as the "2005 Acquisition Centers."

On February 1, 2006, the Company acquired Valley River Center, an 835,694 square foot super-regional mall in Eugene, Oregon. The total purchase price was $187.5 million and concurrent with the acquisition, the Company placed a $100.0 million ten-year loan on the property. The balance of the purchase price was funded by cash and borrowings under the Company's line of credit.

On June 9, 2006, the Company sold Scottsdale/101, a 564,000 square foot center in Phoenix, Arizona. The sale price was $117.6 million from which $56.0 million was used to payoff the mortgage on the property. The Company's share of the realized gain was $25.8 million.

On July 13, 2006, the Company sold Park Lane Mall, a 370,000 square foot center in Reno, Nevada, for $20 million resulting in a gain of $5.9 million.

On July 26, 2006, the Company purchased 11 department stores located in 10 of its Centers from Federated Department Stores, Inc. for approximately $100.0 million. The purchase price consisted of a $93.0 million cash

payment and a $7.0 million future obligation to be paid concurrent with development work by Federated in the future at Company's development properties. The Company's share of the purchase price was $81.0 million and was funded in part from the proceeds of sales of Park Lane Mall, Greeley Mall, Holiday Village and Great Falls Marketplace, and from borrowings under the Company's line of credit. The balance of the purchase price was paid by the Company's joint venture partners.

On July 27, 2006, the Company sold Holiday Village, a 498,000 square foot center in Great Falls, Montana and Greeley Mall, a 564,000 square foot center in Greeley, Colorado, in a combined sale for $86.8 million, resulting in a gain of $28.7 million.

On August 11, 2006, the Company sold Great Falls Marketplace, a 215,000 square foot community center in Great Falls, Montana, for $27.5 million resulting in a gain of $11.8 million.

On December 1, 2006, the Company acquired Deptford Mall, a two-level 1.0 million square foot super-regional mall in Deptford, New Jersey. The total purchase price of $241.0 million was funded by cash and borrowings under the Company's line of credit. On December 7, 2006, the Company placed a $100.0 million six-year loan bearing interest at a fixed rate of 5.44% on the property. The loan provides the right, subject to certain conditions, to borrow an additional $72.5 million for up to one-year after the initial funding.

On December 29, 2006, the Company sold Citadel Mall, a 1,095,000 square foot center in Colorado Springs, Colorado, Crossroads Mall, a 1,268,000 square foot center in Oklahoma City, Oklahoma and Northwest Arkansas Mall, a 820,000 square foot center in Fayetteville, Arkansas, in a combined sale for $373.8 million, resulting in a gain of $132.7 million. The net proceeds were used to pay down the Company's line of credit and pay off the Company's $75.0 million loan on Paradise Valley Mall.

Valley River Center and Deptford Mall are referred to herein as the "2006 Acquisition Centers."

Redevelopment:

The grand opening of the first phase of Twenty Ninth Street, an 817,085 square foot shopping district in Boulder, Colorado, took place on October 13, 2006. The balance of the project is scheduled for completion in the Summer 2007. Phase I of the project is 93% leased. Recent store openings include Borders Books, Chipotle Mexican Grill, Helly Hansen, Lady Foot Locker, lululemon, and Solstice Sunglass Boutique. Wild Oats has also opened their corporate headquarters at this project. Recent lease commitments include Anthropologie, Sephora, Cantina Laredo, Jamba Juice and North Face.

On November 1, 2006, the Company received Phoenix City Council approval to add up to five mixed-use towers of up to 165 feet at Biltmore Fashion Park. Biltmore Fashion Park is an established luxury destination for first-to-market, high-end and luxury tenants in the metropolitan Phoenix market. The mixed-use towers are planned to be built over time based upon demand.

Groundbreaking took place on February 6, 2007 for the 230,000 square foot life style expansion at The Oaks in Thousand Oaks, California. Plans also call for the remodeling of both the interior spaces and the exterior façade, and will include a new 138,000 square foot Nordstrom scheduled to open at the Center in Fall 2008. New tenants include Abercrombie Kids, Forever 21, Forth & Towne, Guess?, J. Crew, Iridesse, Planet Funk and Solstice

Sunglass Boutique. The combined expansion and renovation of the center is projected to cost approximately $250 million and be completed in Fall 2008.

The first phase of SanTan Village, a $205 million regional shopping center under construction in Gilbert, Arizona, is scheduled to open in Fall 2007. The center, currently 85% leased, is an open-air streetscape that will contain in excess of 1.2 million square feet on 120 acres. More than 35 tenants have committed to date, including Dillard's, Harkins Theatres, Aeropostale, American Eagle Outfitters, Ann Taylor, Ann Taylor Loft, Apple, Banana Republic, Best Buy, Blue Wasabi, The Body Shop, The Buckle, Charlotte Russe, Chico's, The Children's Place, Coach, Coldwater Creek, The Disney Store, Eddie Bauer, J. Jill, Lane Bryant/Cacique, lucy, PacSun, Soma by Chico's, Swarovski Crystals, Victoria's Secret, Weisfield's Jewelers, White House/Black Market and Z Gallerie.

Construction began in late 2006 on The Promenade at Casa Grande, a $135 million, 1.0 million-square-foot regional shopping center in Arizona's fastest-growing county. Located in Casa Grande, Pinal County, the center will be located along the I-10 corridor between Phoenix and Tucson. The project is 85% committed, including anchors Target and JC Penney, and will deliver shopping, dining and entertainment options to a key growth corridor. Phase I of the project, which will include a combination of large-format retailers, specialty shops and restaurants, is scheduled for completion in Fall 2007. Phase II is comprised of small shops and is scheduled to open in March 2008. The Promenade at Casa Grande is 51% owned by the Company.

On January 22, 2007, the Fairfax County Board of Supervisors approved plans for a transit-oriented development at Tysons Corner Center in McLean, Virginia. The expansion will add 3.5 million square feet of mixed-use space to the existing 2.2 million square foot regional shopping center. The project is planned to be built in phases over the next 10 years based on market demand and the expansion of the area's light rail system. Completion of the entitlement process for Phase I, totaling roughly 1.4 million square feet, is anticipated for the first quarter of 2008. The first phase of the project is anticipated to begin development in late 2009.

In late 2006, plans were announced to bring Barneys New York Department Store to Scottsdale Fashion Square, replacing one of the anchor spaces acquired as a result of the Federated-May merger. Demolition of the vacant space and adjoining parking structure will begin in 2007, allowing for construction of an additional 100,000 square feet of new shop space and the 65,000-square-foot Barneys New York location. This store is anticipated to open in Fall 2009.

Inflation:

In the last three years, inflation has not had a significant impact on the Company because of a relatively low inflation rate. Most of the leases at the Centers have rent adjustments periodically through the lease term. These rent increases are either in fixed increments or based on using an annual multiple of increases in the Consumer Price Index ("CPI"). In addition, about 6%-13% of the leases expire each year, which enables the Company to replace existing leases with new leases at higher base rents if the rents of the existing leases are below the then existing market rate. Additionally, historically the majority of the leases required the tenants to pay their pro rata share of operating expenses. In January 2005, the Company began entering into leases that require tenants to pay a stated amount for operating expenses, generally excluding property taxes, regardless of the expenses actually incurred at any center. This change shifts the burden of cost control to the Company.

Seasonality:
The shopping center industry is seasonal in nature, particularly in the fourth quarter during the holiday season when retailer occupancy and retail sales are typically at their highest levels. In addition, shopping malls achieve a substantial portion of their specialty (temporary retailer) rents during the holiday season and the majority of percentage rent is recognized in the fourth quarter. As a result of the above, earnings are generally higher in the fourth quarter.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Some of these estimates and assumptions include judgments on revenue recognition, estimates for common area maintenance and real estate tax accruals, provisions for uncollectible accounts, impairment of long-lived assets, the allocation of purchase price between tangible and intangible assets, and estimates for environmental matters. The Company's significant accounting policies are described in more detail in Note 2 to the Consolidated Financial Statements. However, the following policies are deemed to be critical.

Revenue Recognition
Minimum rental revenues are recognized on a straight-line basis over the term of the related lease. The difference between the amount of rent due in a year and the amount recorded as rental income is referred to as the "straight lining of rent adjustment." Currently, 40% of the mall and freestanding leases contain provisions for CPI rent increases periodically throughout the term of the lease. The Company believes that using an annual multiple of CPI increases, rather than fixed contractual rent increases, results in revenue recognition that more closely matches the cash revenue from each lease and will provide more consistent rent growth throughout the term of the leases. Percentage rents are recognized when the tenants' specified sales targets have been met. Estimated recoveries from tenants for real estate taxes, insurance and other shopping center operating expenses are recognized as revenues in the period the applicable expenses are incurred.

Property
Costs related to the development, redevelopment, construction and improvement of properties are capitalized. Interest incurred on development, redevelopment and construction projects is capitalized until construction is substantially complete.

Maintenance and repairs expenses are charged to operations as incurred. Costs for major replacements and betterments, which includes HVAC equipment, roofs, parking lots, etc., are capitalized and depreciated over their estimated useful lives. Gains and losses are recognized upon disposal or retirement of the related assets and are reflected in earnings.

Property is recorded at cost and is depreciated using a straight-line method over the estimated useful lives of the assets as follows:

Buildings and improvements	5-40 years
Tenant improvements	5-7 years
Equipment and furnishings	5-7 years

Accounting for Acquisitions

The Company accounts for all acquisitions in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations." The Company will first determine the value of the land and buildings utilizing an "as if vacant" methodology. The Company will then assign a fair value to any debt assumed at acquisition. The balance of the purchase price will be allocated to tenant improvements and identifiable intangible assets or liabilities. Tenant improvements represent the tangible assets associated with the existing leases valued on a fair market value basis at the acquisition date prorated over the remaining lease terms. The tenant improvements are classified as an asset under real estate investments and are depreciated over the remaining lease terms. Identifiable intangible assets and liabilities relate to the value of in-place operating leases which come in three forms: (i) leasing commissions and legal costs, which represent the value associated with "cost avoidance" of acquiring in-place leases, such as lease commissions paid under terms generally experienced in the Company's markets; (ii) value of in-place leases, which represents the estimated loss of revenue and of costs incurred for the period required to lease the "assumed vacant" property to the occupancy level when purchased; and (iii) above or below market value of in-place leases, which represents the difference between the contractual rents and market rents at the time of the acquisition, discounted for tenant credit risks. Leasing commissions and legal costs are recorded in deferred charges and other assets and are amortized over the remaining lease terms. The value of in-place leases are recorded in deferred charges and other assets and amortized over the remaining lease terms plus an estimate of renewal of the acquired leases. Above or below market leases are classified in deferred charges and other assets or in other accrued liabilities, depending on whether the contractual terms are above or below market, and the asset or liability is amortized to rental revenue over the remaining terms of the leases.

When the Company acquires real estate properties, the Company allocates the purchase price to the components of these acquisitions using relative fair values computed using its estimates and assumptions. These estimates and assumptions impact the amount of costs allocated between various components as well as the amount of costs assigned to individual properties in multiple property acquisitions. These allocations also impact depreciation expense and gains or loses recorded on future sales of properties. Generally, the Company engages a valuation firm to assist with these allocations.

Asset Impairment

The Company assesses whether there has been impairment in the value of its long-lived assets by considering factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other economic factors. Such factors include the tenant's ability to perform their duties and pay rent under the terms of the leases. The Company may recognize impairment losses if the cash flows are not sufficient to cover its investment. Such a loss would be determined as the difference between the carrying value and the fair value of a center.

Deferred Charges

Costs relating to obtaining tenant leases are deferred and amortized over the initial term of the agreement using the straight-line method. Costs relating to financing of shopping center properties are deferred and amortized over the life of the related loan using the straight-line method, which approximates the effective interest method. In-place lease values are amortized over the remaining lease term plus an estimate of renewal. Leasing commissions and legal costs are amortized on a straight-line basis over the individual remaining lease years. The ranges of the terms of the agreements are as follows:

Deferred lease costs	1-15 years
Deferred financing costs	1-15 years
In-place lease values	Remaining lease term plus an estimate for renewal
Leasing commissions and legal costs	5-10 years

Results of Operations

Many of the variations in the results of operations, discussed below, occurred due to the transactions described above including the 2006 Acquisition Centers, 2005 Acquisition Centers, 2004 Acquisition Centers and Redevelopment Centers. For the comparison of the year ended December 31, 2006 to the year ended December 31, 2005, "Same Centers" include all consolidated Centers, excluding 2006 Acquisition Centers, 2005 Acquisition Centers and Redevelopment Centers. For the comparison of the year ended December 31, 2005 to the year ended December 31, 2004, "Same Centers" include all consolidated Centers, except the 2005 Acquisition Centers, 2004 Acquisition Centers and Redevelopment Centers.

For the comparison of the year ended December 31, 2006 to the year ended December 31, 2005, "Redevelopment Centers" include Twenty Ninth Street, Santa Monica Place and Westside Pavilion. For the comparison of year ended December 31, 2005 to the year ended December 31, 2004, "Redevelopment Centers" include La Encantada, Twenty-Ninth Street, Santa Monica Place and Queens Center.

For comparison of the year ended December 31, 2006 to the year ended December 31, 2005, Kierland Commons, Metrocenter Mall, Ridgmar Mall and Tysons Center are referred to herein as the "Joint Venture Acquisition Centers." For the comparison of the year ended December 31, 2005 to the year ended December 31, 2004, Biltmore Fashion Square, Inland Center and NorthPark Center are also included in the "Joint Venture Acquisition Centers". Unconsolidated joint ventures are reflected using the equity method of accounting. The Company's pro rata share of the results from these Centers is reflected in the results of operations in the income statement line item entitled "Equity in income from unconsolidated joint ventures."

Comparison of Years Ended December 31, 2006 and 2005

Revenues

Minimum and percentage rents (collectively referred to as "rental revenue") increased by $65.8 million or 14.7% from 2005 to 2006. Approximately $43.5 million of the increase in rental revenue related to the 2005 Acquisition Centers, $11.9 million was related to the 2006 Acquisition Centers and $9.9 million was related to the Same Centers due in part to an increase in lease termination income of $7.2 million compared to 2005 at the Same Centers. These increases are offset in part by a decrease in rental revenue of $0.5 million at the Redevelopment Centers.

The amount of straight-lined rents, included in rental revenue, was $7.8 million in 2006 compared to $6.7 million in 2005. This increase is primarily due to the 2006 Acquisition Centers.

The amortization of above and below market leases, which is recorded in rental revenue, increased to $13.1 million in 2006 from $11.6 million in 2005. The increase in amortization is primarily due to the 2005 Acquisition Centers and 2006 Acquisition Centers.

Tenant recoveries increased $39.7 million or 18.5% from 2005 to 2006. Approximately $23.0 million of the increase in tenant recoveries related to the 2005 Acquisition Centers, $5.1 million related to the 2006 Acquisition Centers and $12.4 million related to the Same Centers due to an increase in recoverable shopping center expenses. The increase in tenant recoveries was offset in part by a decrease of $0.9 million at the Redevelopment Centers.

Management Companies' Revenues

Management Companies' revenues increased by $5.3 million from 2005 to 2006, primarily due to increased management fees received from the Joint Venture Acquisition Centers, third party management contracts and increased development fees from joint ventures.

Shopping Center and Operating Expenses

Shopping center and operating expenses increased $38.2 million or 17.1% from 2005 to 2006. Approximately $25.6 million of the increase in shopping center and operating expenses related to the 2005 Acquisition Centers, $5.0 million related to the 2006 Acquisition Centers and $8.0 million related to the Same Centers offset in part by a $0.5 million decrease at the Redevelopment Centers.

Management Companies' Operating Expenses

Management Companies' operating expenses increased to $56.7 million in 2006 from $52.8 million in 2005, primarily as a result of the additional costs of managing the Joint Venture Acquisition Centers and third party managed properties.

REIT General and Administrative Expenses

REIT general and administrative expenses increased by $1.4 million in 2006 from 2005, primarily due to increased share-based compensation expense in 2006.

Depreciation and Amortization

Depreciation and amortization increased $31.1 million in 2006 from 2005. The increase is primarily attributed to the 2005 Acquisition Centers of $17.8 million, the 2006 Acquisition Centers of $6.2 million and the Same Centers of $7.4 million.

Interest Expense

Interest expense increased $37.6 million in 2006 from 2005. Approximately $13.8 million of the increase relates to the term loan associated with the 2005 Acquisition Centers, $12.4 million relates to assumed debt from the 2005 Acquisition Centers, $5.3 million relates to the 2006 Acquisition Centers, $13.3 million relates to increased borrowings and higher interest rates under the Company's line of credit, $6.7 million relates to higher interest rates on the $250 million term loan and approximately $8.9 million relates to increased interest expense due to

refinancings and higher rates on floating rate debt regarding the Same Centers. These increases were offset in part by an approximately $1.3 million decrease in interest expense at the Redevelopment Centers and $21.6 million relating to the pay off of the acquisition loan associated with the 2005 Acquisition Centers. Additionally, capitalized interest was $14.9 million in 2006, up from $10.0 million in 2005.

Equity in Income of Unconsolidated Joint Ventures

The equity in income of unconsolidated joint ventures increased $9.7 million in 2006 from 2005. Approximately $6.5 million of the increase relates to increased income from the Joint Venture Acquisition Centers, increased net income of $3.3 million from the Pacific Premier Retail Trust joint venture due to increased rental revenue and $4.6 million from other joint ventures due to increased rental revenues. This is partly offset by a $4.7 million increase in interest expense from the SDG Macerich Properties, L.P. joint venture (See "Item 1. Business—Recent Developments—Financing Activities").

Loss on Early Extinguishment of Debt

The Company recorded a loss from the early extinguishment of debt of $1.8 million in 2006 related to the pay off of the $619 million acquisition loan on January 19, 2006. In 2005, the Company recorded a loss on early extinguishment of debt of $1.7 relating to the refinancing of the mortgage note payable on Valley View Mall.

Discontinued Operations

The increase of $202.1 million in discontinued operations relates to the gain on sales of Scottsdale/101, Park Lane Mall, Holiday Village, Greeley Mall, Great Falls Marketplace, Citadel Mall, Crossroads Mall and Northwest Arkansas Mall in 2006 (See "Management's Overview and Summary—Acquisitions and dispositions"). As result of the sales, the Company reclassified the results of operations for these properties for 2006 and 2005.

Minority Interest in the Operating Partnership

The minority interest in the Operating Partnership represents the 15.8% weighted average interest of the Operating Partnership not owned by the Company during 2006 compared to the 19.0% not owned by the Company during 2005. The change is primarily due to the stock offering by the Company in January 2006.

Funds From Operations

Primarily as a result of the factors mentioned above, Funds from Operations ("FFO")—Diluted increased 13.7% to $383.1 million in 2006 from $336.8 million in 2005. For the reconciliation of FFO and FFO-diluted to net income available to common stockholders, see "Funds from Operations."

Operating Activities

Cash flow from operations decreased to $211.9 million in 2006 from $235.3 million in 2005. The decrease is primarily due to changes in assets and liabilities in 2006 compared to 2005 and due to the results at the Centers as discussed above.

Investing Activities

Cash used in investing activities decreased to $126.7 million in 2006 from $131.9 million in 2005. The decrease is primarily attributed to the cash used to acquire the 2006 Acquisition Centers and increases in development and redevelopment costs at the Centers. This is offset by $610.6 million in proceeds from the sale of assets in 2006 (See "Management's Overview and Summary—Acquisitions and dispositions").

Financing Activities
Cash flow provided by financing activities was $29.2 million in 2006 compared to cash used in financing activities of $20.3 million in 2005. The increase is primarily attributed to the net proceeds of $746.8 million from the stock offering in January 2006 offset in part by a reduction of debt of in 2006 compared to 2005.

Comparison of Years Ended December 31, 2005 and 2004

Revenues
Rental revenue increased by 44.3% to $447.9 million in 2005 from $310.5 million in 2004. Approximately $92.9 million of the increase relates to the 2005 Acquisition Centers, $21.6 million relates to the 2004 Acquisition Centers and $24.0 million primarily relates to the Redevelopment Centers. The increase in rental revenue was offset by a decrease at the Same Centers of $1.1 million.

The amount of straight-lined rents, included in rental revenue, was $6.7 million in 2005 compared to $1.0 million in 2004. This increase in straight-lining of rents relates to the 2005 Acquisition Centers and the 2004 Acquisition Centers which is offset by decreases resulting from the Company structuring the majority of its new leases using an annual multiple of CPI increases, which generally do not require straight-lining treatment.

The amortization of above and below market leases, which is recorded in minimum rents, increased to $11.6 million in 2005 from $9.2 million in 2004. The increase is primarily due to the 2005 Acquisition Centers and the 2004 Acquisition Centers.

Tenant recoveries increased to $214.8 million in 2005 from $145.1 million in 2004. Approximately $52.9 million of the increase relates to the 2005 Acquisition Centers, $5.8 million relates to the Redevelopment Centers, $9.2 million relates to the 2004 Acquisition Centers and $1.8 million relates to the Same Centers.

Management Companies' revenues increased by 21.4% to $26.1 million in 2005 from $21.5 million in 2004 primarily due to increased management fees received from the 2005 and 2004 Joint Venture Acquisition Centers and third party management contracts.

Shopping Center and Operating Expenses
Shopping center and operating expenses increased to $223.9 million in 2005 compared to $146.5 million in 2004. This increase is a result of $54.9 million of expenses from the 2005 Acquisition Centers, $10.5 million from the 2004 Acquisition Centers and $5.6 million from the Redevelopment Centers. In addition, there was a write-off of a contingent compensation liability of $6.4 million in 2004.

Management Companies' Operating Expenses
Management Companies' operating expenses increased by 19.7% to $52.8 million in 2005 from $44.1 million in 2004, primarily due to a higher compensation expense in 2005 compared to 2004.

REIT General and Administrative Expenses
REIT general and administrative expenses increased to $12.1 million in 2005 from $11.1 million in 2004, primarily due to increases in stock-based compensation expense compared to 2004.

Depreciation and Amortization

Depreciation and amortization increased to $193.1 million in 2005 from $128.4 million in 2004. Approximately $60.6 million relates to the 2005 Acquisition Centers, $3.0 million related to the 2004 Acquisition Centers and $4.1 million relates to the Redevelopment Centers. This was offset by a $3.0 million decrease relating to the Same Centers.

Interest Expense

Interest expense increased to $237.1 million in 2005 from $134.5 million in 2004. Approximately $26.6 million relates to the assumed debt from the 2005 Acquisition Centers, $39.8 million relates to the term and acquisition loans for the Wilmorite Acquisition, $19.8 million relates to increased borrowings and higher interest rates under the Company's line of credit, $2.0 million relates to the Northridge Center loan which closed on June 30, 2004, $5.9 million relates to the 2004 Acquisition Centers, $11.4 million related to the Redevelopment Centers and $2.7 million relates to an increase in interest rates on floating rate debt at the Same Centers. These increases are offset in part by a $4.6 million decrease related to the payoff of the $250 million term loan on July 30, 2004. Additionally, capitalized interest was $10.0 million in 2005, down from $8.9 million in 2004.

Equity in Income from Unconsolidated Joint Ventures

The equity in income from unconsolidated joint ventures was $76.3 million for 2005, compared to $54.9 million in 2004. This primarily relates to increased net income from the 2005 and 2004 Joint Venture Acquisition Centers of $13.7 million. Included in the equity in income from unconsolidated joint ventures is the Company's pro rata share of straight-line rents, which increased to $4.8 million in 2005 from $1.0 million in 2004.

Gain on Sale of Assets

In 2005, a gain of $1.3 million was recorded relating to land sales compared to a $0.5 million gain on land sales in 2004.

Loss on Early Extinguishment of Debt

In 2005, the Company recorded a loss from early extinguishment of debt of $1.7 million related to the refinancing of the Valley View Mall loan. In 2004, the Company recorded a loss from early extinguishment of debt of $1.6 million related to the payoff of a loan at one of the Redevelopment Centers and the payoff of the $250 million term loan on July 30, 2004.

Discontinued Operations

The gain on sale of $0.3 million in 2005 relates primarily to the sale of Arizona Lifestyle Galleries on January 5, 2005. In 2004, the gain on sale primarily related to the $6.8 million gain from the sale of the Westbar property on December 16, 2004. The decrease in income from discontinued operations relates to the Westbar property. As a result of sales of properties in 2006, the Company reclassified the results of operations for these properties in 2005 and 2004.

Minority Interest in the Operating Partnership

The minority interest in the Operating Partnership represents the 19.0% weighted average interest of the Operating Partnership not owned by the Company during 2005. This compares to 19.5% not owned by the Company during 2004.

Funds From Operations
Primarily as a result of the factors mentioned above, FFO—Diluted increased 12.6% to $336.8 million in 2005 from $299.2 million in 2004. For the reconciliation of FFO and FFO—diluted to net income available to common stockholders, see "Funds from Operations."

Operating Activities
Cash flow from operations was $235.3 million in 2005 compared to $213.2 million in 2004. The increase is primarily due to the foregoing results at the Centers and offset by an increase in working capital.

Investing Activities
Cash used in investing activities was $131.9 million in 2005 compared to $489.8 million in 2004. The change resulted primarily from increases in distributions of capital from unconsolidated joint ventures. This is offset by the joint venture acquisitions of Metrocenter and Kierland Commons, the Company's additional contributions to NorthPark Center and the decreased development, redevelopment, expansion and renovation of Centers in 2005 compared to 2004 due to completion of the Queens Center and La Encantada projects.

Financing Activities
Cash flow used in financing activities was $20.3 million in 2005 compared to cash flow provided by financing activities of $308.4 million in 2004. The 2005 decrease compared to 2004 resulted primarily from fewer refinancings for 2005 than 2004 and increased dividend payments to common stockholders. Additionally, the funding of the Queens construction loan was $65.7 million less in 2005 compared to 2004 due to the substantial completion of the expansion project.

Liquidity and Capital Resources
The Company intends to meet its short term liquidity requirements through cash generated from operations, working capital reserves, property secured borrowings, unsecured corporate borrowings and borrowings under the revolving line of credit. The Company anticipates that revenues will continue to provide necessary funds for its operating expenses and debt service requirements, and to pay dividends to stockholders in accordance with REIT requirements. The Company anticipates that cash generated from operations, together with cash on hand, will be adequate to fund capital expenditures which will not be reimbursed by tenants, other than non-recurring capital expenditures.

The following tables summarize capital expenditures incurred at the Centers for the years ended December 31:

(Dollars in thousands) Consolidated Centers:	2006	2005	2004
Acquisitions of property and equipment	$580,542	$1,767,237	$301,061
Development, redevelopment and expansion of Centers	174,522	77,254	139,292
Renovations of Centers	51,406	51,092	21,240
Tenant allowances	35,603	21,765	10,876
Deferred leasing charges	22,776	21,836	16,822
	$864,849	$1,939,184	$489,291

Joint Venture Centers (at Company's pro rata share):			
Acquisitions of property and equipment	$28,732	$736,451	$41,174
Development, redevelopment and expansion of Centers	48,785	79,400	6,596
Renovations of Centers	8,119	32,243	10,046
Tenant allowances	13,795	8,922	10,485
Deferred leasing charges	4,269	5,113	3,666
	$103,700	$862,129	$71,967

Management expects similar levels to be incurred in future years for tenant allowances and deferred leasing charges and to incur between $400 million to $600 million in 2007 for development, redevelopment, expansion and renovations. Capital for major expenditures or major developments and redevelopments has been, and is expected to continue to be, obtained from equity or debt financings which include borrowings under the Company's line of credit and construction loans. However, many factors impact the Company's ability to access capital, such as its overall debt level, interest rates, interest coverage ratios and prevailing market conditions.

The Company's total outstanding loan indebtedness at December 31, 2006 was $6.6 billion (including $1.7 billion of its pro rata share of joint venture debt). This equated to a debt to Total Market Capitalization (defined as total debt of the Company, including its pro rata share of joint venture debt, plus aggregate market value of outstanding shares of common stock, assuming full conversion of OP Units, MACWH, LP units and preferred stock into common stock) ratio of approximately 45.5% at December 31, 2006. The majority of the Company's debt consists of fixed-rate conventional mortgages payable collateralized by individual properties.

The Company has filed a shelf registration statement, effective June 6, 2002, to sell securities. The shelf registration is for a total of $1.0 billion of common stock, common stock warrant or common stock rights. The Company sold a total of 15.2 million shares of common stock under this shelf registration on November 27, 2002. The aggregate offering price of this transaction was approximately $440.2 million, leaving approximately $559.8 million available under the shelf registration statement. In addition, the Company filed another shelf registration statement, effective October 27, 2003, to sell up to $300 million of preferred stock. On January 12, 2006, the Company filed a shelf registration statement registering an unspecified amount of common stock that it may offer in the future.

On January 19, 2006, the Company issued 10.9 million shares of common stock for net proceeds of $746.5 million. The net proceeds were used to pay off the $619.0 million acquisition loan and to pay down the line of credit pending use to pay part of the cash purchase price of Valley River Center.

On May 10, 2006, the SDG Macerich Properties, L.P. joint venture completed a refinancing of its portfolio debt. The joint venture paid off approximately $625.0 million of floating and fixed rate debt with an average interest rate of approximately 6.50%. This debt was replaced by a series of seven new ten-year mortgage notes payable totaling $796.5 million with an average interest rate of 5.81%. The Company's pro rata share of the net proceeds of approximately $85.5 million was used to pay down the Company's line of credit.

The Company had a $1.0 billion revolving line of credit that was set to mature on July 30, 2007 plus a one-year extension. The interest rate fluctuated from LIBOR plus 1.15% to LIBOR plus 1.70% depending on the Company's overall leverage level. On July 20, 2006, the Company amended and expanded the revolving line of credit to $1.5 billion and extended the maturity to April 25, 2010 with a one-year extension option. The interest rate, after amendment, will fluctuate from LIBOR plus 1.0% to LIBOR plus 1.35% depending on the Company's overall leverage. In September 2006, the Company entered into an interest rate swap agreement that effectively fixed the interest rate on $400.0 million of the outstanding balance of the line of credit at 6.23% until April 25, 2011. As of December 31, 2006 and 2005, borrowings outstanding were $934.5 million and $863.0 million at an average interest rate, net of the $400.0 million swapped portion, of 6.60% and 5.93%, respectively.

On May 13, 2003, the Company issued $250.0 million in unsecured notes maturing in May 2007 with a one-year extension option bearing interest at LIBOR plus 2.50%. On April 25, 2005, concurrent with the Wilmorite acquisition, the Company modified these unsecured notes and reduced the interest rate to LIBOR plus 1.50%. At December 31, 2006 and 2005, the entire $250.0 million of notes were outstanding at an interest rate of 6.94% and 6.0%, respectively. The Company had an interest rate swap agreement which effectively fixed the interest rate at 4.45% from November 2003 to October 13, 2005.

On April 25, 2005, concurrent with the Wilmorite acquisition, the Company obtained a five year, $450.0 million term loan bearing interest at LIBOR plus 1.50%. In November 2005, the Company entered into an interest rate swap agreement that effectively fixed the interest rate of the $450.0 million term loan at 6.30% from December 1, 2005 to April 15, 2010. At December 31, 2006 and 2005 the entire loan was outstanding with an interest rate of 6.30%.

On December 29, 2006, the Company sold Citadel Mall, Crossroads Mall and Northwest Arkansas Mall in a combined sale for $373.8 million. The net proceeds from these sales were used to pay down the Company's line of credit and to pay off the $75.0 million loan on Paradise Valley Mall on January 2, 2007.

At December 31, 2006, the Company was in compliance with all applicable loan covenants.

At December 31, 2006, the Company had cash and cash equivalents available of $269.4 million.

Off-Balance Sheet Arrangements

The Company has an ownership interest in a number of joint ventures as detailed in Note 4 to the Company's Consolidated Financial Statements included herein. The Company accounts for those investments that it does not have a controlling interest or is not the primary beneficiary using the equity method of accounting and those investments are reflected on the Consolidated Balance Sheets of the Company as "Investments in Unconsolidated Joint Ventures." A pro rata share of the mortgage debt on these properties is shown in Item 2. Properties—Mortgage Debt.

In addition, certain joint ventures also have debt that could become recourse debt to the Company or its subsidiaries, in excess of it's pro rata share, should the joint ventures be unable to discharge the obligations of the related debt.

The following reflects the maximum amount of debt principal that could recourse to the Company at December 31, 2006 (in thousands):

Property	Recourse Debt	Maturity Date
Boulevard Shops	$4,280	12/16/2007
Chandler Village Center	4,290	12/19/2007
	$8,570	

The above amounts decreased $13.1 million from December 31, 2005.

Additionally, as of December 31, 2006, the Company is contingently liable for $6.1 million in letters of credit guaranteeing performance by the Company of certain obligations relating to the Centers. The Company does not believe that these letters of credit will result in a liability to the Company.

Long-term contractual obligations

The following is a schedule of long-term contractual obligations (as of December 31, 2006) for the consolidated Centers over the periods in which they are expected to be paid (in thousands):

	Payment Due by Period				
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than five years
Long-term debt obligations (includes expected interest payments)	$6,084,855	$865,129	$1,313,134	$2,596,702	$1,309,890
Operating lease obligations	263,898	5,251	10,576	10,700	237,371
Purchase obligations	31,111	31,111	—	—	—
Other long-term liabilities	304,575	304,575	—	—	—
	$6,684,439	$1,206,066	$1,323,710	$2,607,402	$1,547,261

Funds From Operations

The Company uses Funds from Operations ("FFO") in addition to net income to report its operating and financial results and considers FFO and FFO—diluted as supplemental measures for the real estate industry and a supplement to Generally Accepted Accounting Principles ("GAAP") measures. The National Association of Real Estate Investment Trusts ("NAREIT") defines FFO as net income (loss) (computed in accordance with GAAP, excluding gains (or losses) from extraordinary items and sales of depreciated operating properties, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis. FFO and FFO on a fully diluted basis are useful to investors in comparing operating and financial results between periods. This is especially true since FFO excludes real estate depreciation and amortization as the Company believes real estate values fluctuate based on market conditions rather than depreciating in value

ratably on a straight-line basis over time. FFO on a fully diluted basis is one of the measures investors find most useful in measuring the dilutive impact of outstanding convertible securities. FFO does not represent cash flow from operations as defined by GAAP, should not be considered as an alternative to net income as defined by GAAP and is not indicative of cash available to fund all cash flow needs. FFO, as presented, may not be comparable to similarly titled measures reported by other real estate investment trusts. The reconciliation of FFO and FFO—diluted to net income available to common stockholders is provided below.

The following reconciles net income available to common stockholders to FFO and FFO—diluted (dollars in thousands):

	2006	2005	2004	2003	2002
Net income—available to common stockholders	$228,022	$52,588	$82,493	$113,218	$60,965
Adjustments to reconcile net income to FFO—basic:					
Minority interest in the Operating Partnership	42,821	12,450	19,870	28,907	20,189
Gain on sale or write-down of consolidated assets	(241,732)	(1,530)	(8,041)	(34,451)	(22,253)
Add: Gain on undepreciated assets—consolidated assets	8,827	1,068	939	1,054	128
Add: Minority interest share of gain on sale of consolidated joint ventures	36,831	239	—	—	—
Less: Impairment write-down of consolidated assets	—	—	—	—	(3,029)
(Gain) loss on sale or write-down of assets from unconsolidated entities (pro rata)	(725)	(1,954)	(3,353)	(155)	8,021
Add: Gain on sale of undepreciated assets—from unconolidated entities (pro rata)	725	2,092	3,464	387	2,403
Less: Impairment write-down of pro rata unconsolidated entities	—	—	—	—	(10,237)
Depreciation and amortization on consolidated centers	231,247	203,065	144,828	109,569	78,837
Depreciation and amortization on joint ventures and from management companies (pro rata)	82,745	73,247	61,060	45,133	37,355
Less: depreciation on personal property and amortization of loan costs and interest rate caps	(15,722)	(14,724)	(11,228)	(9,346)	(7,463)
FFO—basic	373,039	326,541	290,032	254,316	164,916
Additional adjustments to arrive at FFO—diluted:					
Impact of convertible preferred stock	10,083	9,648	9,140	14,816	20,417
Impact of non-participating convertible preferred units	—	642	—	—	—
Impact of stock options using the treasury method	—	—	—	—	—
Impact of convertible debentures	—	—	—	—	9,310
FFO—diluted	$383,122	$336,831	$299,172	$269,132	$194,643
Weighted average number of FFO shares outstanding for:					
FFO—basic(1)	84,138	73,250	72,715	67,332	49,611
Adjustments for the impact of dilutive securities in computing FFO—diluted:					
Convertible preferred stock	3,627	3,627	3,627	7,386	9,115
Non-participating convertible preferred units	—	197	—	—	—
Stock options	293	323	385	480	456
Convertible debentures	—	—	—	—	3,833
FFO—diluted(2)	88,058	77,397	76,727	75,198	63,015

(1) Calculated based upon basic net income as adjusted to reach basic FFO. As of December 31, 2006, 2005, 2004, 2003, and 2002, 13.2 million, 13.5 million, 14.2 million, 14.2 million and 13.7 million of OP Units and Westcor partnership units were outstanding, respectively. The Westcor partnership units were converted to OP Units on July 27, 2004 which were subsequently redeemed for common stock on October 4, 2005.

(2) The computation of FFO—diluted shares outstanding includes the effect of outstanding common stock options and restricted stock using the treasury method. It also assumes the conversion of MACWH, LP common and preferred units to the extent that it is dilutive to the FFO computation (See Note 12—"Acquisitions of the Company's Notes to the Consolidated Financial Statements"). The convertible debentures were dilutive for the year ended December 31, 2002 and were included in the FFO calculation. The convertible debentures were paid off in full on December 13, 2002. On February 25, 1998, the Company sold $100 million of its Series A Preferred Stock. On June 16, 1998, the Company sold $150 million of its Series B Preferred Stock. On September 9, 2003, 5.5 million shares of Series B Preferred Stock were converted into common shares. The preferred stock can be converted on a one-for-one basis for common stock. The then outstanding preferred shares are assumed converted for purposes of 2006, 2005, 2004, 2003 and 2002 FFO—diluted as they are dilutive to that calculation.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company's primary market risk exposure is interest rate risk. The Company has managed and will continue to manage interest rate risk by (1) maintaining a ratio of fixed rate, long-term debt to total debt such that floating rate exposure is kept at an acceptable level, (2) reducing interest rate exposure on certain long-term floating rate debt through the use of interest rate caps and/or swaps with appropriately matching maturities, (3) using treasury rate locks where appropriate to fix rates on anticipated debt transactions, and (4) taking advantage of favorable market conditions for long-term debt and/or equity.

The following table sets forth information as of December 31, 2006 concerning the Company's long term debt obligations, including principal cash flows by scheduled maturity, weighted average interest rates and estimated fair value ("FV") (dollars in thousands):

	For the years ending December 31,							
	2007	2008	2009	2010	2011	Thereafter	Total	FV
CONSOLIDATED CENTERS:								
Long term debt:								
Fixed rate(1)	$134,750	$324,881	$356,932	$1,036,099	$721,632	$1,238,701	$3,812,995	$3,431,970
Average interest rate	6.00%	6.00%	6.00%	5.90%	5.70%	5.80%	5.99%	
Floating rate	444,756	144,324	7,304	584,500	—	—	1,180,884	1,180,884
Average interest rate	6.60%	6.50%	6.50%	6.40%	—	—	6.59%	
Total debt—Consolidated Centers	$579,506	$469,205	$364,236	$1,620,599	$721,632	$1,238,701	$4,993,879	$4,612,854
JOINT VENTURE CENTERS:								
Long term debt (at Company's pro rata share):								
Fixed rate	$131,364	$85,362	$222,323	$121,132	$32,928	$872,907	$1,466,016	$1,502,388
Average interest rate	6.00%	6.00%	6.20%	5.90%	5.90%	5.80%	5.84%	
Floating rate	54,343	39,200	16,089	—	66,300	22,499	198,431	198,431
Average interest rate	6.30%	6.30%	6.20%	—	6.10%	6.20%	6.33%	
Total debt—Joint Venture Centers	$185,707	$124,562	$238,412	$121,132	$99,228	$895,406	$1,664,447	$1,700,819

(1) *Fixed rate debt includes the $450 million floating rate term note and $400 million of the line of credit balance. These amounts have effective fixed rates over the remaining terms due to swap agreements as discussed below.*

The consolidated Centers' total fixed rate debt at December 31, 2006 and 2005 was $3.8 billion and $3.2 billion, respectively. The average interest rate on fixed rate debt at December 31, 2006 and 2005 was 5.99% and 5.70%, respectively. The consolidated Centers' total floating rate debt at December 31, 2006 and 2005 was $1.2 billion and $2.2 billion, respectively. The average interest rate on floating rate debt at December 31, 2006 and 2005 was 6.59% and 5.80%, respectively.

The Company's pro rata share of the Joint Venture Centers' fixed rate debt at December 31, 2006 and 2005 was $1.5 billion and $1.3 billion, respectively. The average interest rate on fixed rate debt at December 31, 2006 and 2005 was 5.84% and 6.60%, respectively. The Company's pro rata share of the Joint Venture Centers' floating rate debt at December 31, 2006 and 2005 was $198.4 million and $250.3 million, respectively. The average interest rate on the floating rate debt was 6.33% and 5.20%, respectively.

The Company uses derivative financial instruments in the normal course of business to manage or hedge interest rate risk and records all derivatives on the balance sheet at fair value in accordance with SFAS No. 133,

"Accounting for Derivative Instruments and Hedging Activities" (See "Note 5—Derivative Instruments and Hedging Activities" of the Company's Consolidated Financial Statements).

The following are outstanding derivatives at December 31, 2006 (amounts in thousands):

Property/Entity	Notional Amount	Product	Rate	Maturity	Company's Ownership	Fair Value(1)
Camelback Colonnade	$41,500	Cap	8.54%	11/15/2008	75%	$—
Desert Sky Mall	$51,500	Cap	7.65%	3/15/2008	50%	$—
Greece Ridge Center	$72,000	Cap	7.95%	12/15/2007	100%	$—
La Cumbre Plaza	$30,000	Cap	7.12%	8/9/2007	100%	$—
Metrocenter Mall	$37,380	Cap	7.25%	2/15/2008	15%	$—
Metrocenter Mall	$11,500	Cap	5.25%	2/15/2008	15%	$2
Panorama Mall	$50,000	Cap	6.65%	3/1/2008	100%	$—
Oaks, The	$92,000	Cap	7.10%	7/1/2007	100%	$—
Superstition Springs Center	$67,500	Cap	8.63%	9/9/2008	33.33%	$—
Metrocenter Mall	$112,000	Swap	3.86%	2/15/2008	15%	$250
The Operating Partnership	$450,000	Swap	4.80%	4/15/2010	100%	$2,094
The Operating Partnership	$400,000	Swap	5.08%	4/25/2011	100%	$(2,186)

(1) Fair value at the Company's ownership percentage.

Interest rate cap agreements ("Cap") offer protection against floating rates on the notional amount from exceeding the rates noted in the above schedule and interest rate swap agreements ("Swap") effectively replace a floating rate on the notional amount with a fixed rate as noted above.

In addition, the Company has assessed the market risk for its floating rate debt and believes that a 1% increase in interest rates would decrease future earnings and cash flows by approximately $13.8 million per year based on $1.4 billion outstanding of floating rate debt at December 31, 2006.

The fair value of the Company's long term debt is estimated based on discounted cash flows at interest rates that management believes reflect the risks associated with long term debt of similar risk and duration.

Item 8. Financial Statements and Supplementary Data

Refer to the Index to Financial Statements and Financial Statement Schedules for the required information appearing in Item 15.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Management, including our Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or its internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

However, based on their evaluation as of December 31, 2006, the Company's Chief Executive Officer and Chief Financial Officer, have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were effective to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is (a) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (b) accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control—Integrated Framework. The Company's management has concluded that, as of December 31, 2006, its internal control over financial reporting is effective based on these criteria. The Company's independent registered public accounting firm, Deloitte and Touche LLP, has issued an audit report on management's assessment of our internal control over financial reporting, which is included herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
The Macerich Company
Santa Monica, California

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that The Macerich Company and its subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2006, of the Company and our report dated February 27, 2007 expressed an unqualified opinion on those financial statements and financial statement schedules.

Deloitte & Touche LLP
Los Angeles, California

February 27, 2007

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal controls over financial reporting during the quarter ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Item 9A(T). Controls and Procedures

Not Applicable

Item 9B. Other Information

None

Part III

Item 10. Directors and Executive Officers and Corporate Governance

There is hereby incorporated by reference the information which appears under the captions "Information Regarding Nominees and Directors," "Executive Officers," "Section 16(a) Beneficial Ownership Reporting Compliance," "Audit Committee Matters" and "Codes of Ethics" in the Company's definitive proxy statement for its 2007 Annual Meeting of Stockholders that is responsive to the information required by this Item.

During 2006, there were no material changes to the procedures described in the Company's proxy statement relating to the 2006 Annual Meeting of Stockholders by which stockholders may recommend nominees to the Company.

Item 11. Executive Compensation

There is hereby incorporated by reference the information which appears under the caption "Election of Directors" in the Company's definitive proxy statement for its 2007 Annual Meeting of Stockholders that is responsive to the information required by this Item. Notwithstanding the foregoing, the Compensation Committee Report set forth therein shall not be incorporated by reference herein, in any of the Company's prior or future filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent the Company specifically incorporates such report by reference therein and shall not be otherwise deemed filed under either of such Acts.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholders Matters

There is hereby incorporated by reference the information which appears under the captions "Principal Stockholders," "Information Regarding Nominees and Directors" and "Executive Officers" in the Company's definitive proxy statement for its 2007 Annual Meeting of Stockholders that is responsive to the information required by this Item.

Equity Compensation Plan Information

The Company currently maintains two equity compensation plans for the granting of equity awards to directors, officers and employees: the 2003 Equity Incentive Plan ("2003 Plan") and the Eligible Directors' Deferred Compensation/Phantom Stock Plan ("Director Phantom Stock Plan"). Certain of the Company's outstanding stock awards were granted under other equity compensation plans which are no longer available for stock awards: the 1994 Eligible Directors' Stock Option Plan (the "Director Plan"), the Amended and Restated 1994 Incentive Plan (the "1994 Plan") and the 2000 Incentive Plan (the "2000 Plan").

Summary Table

The following table sets forth, for the Company's equity compensation plans, the number of shares of Common Stock subject to outstanding options, warrants and rights, the weighted-average exercise price of outstanding options, and the number of shares remaining available for future award grants as of December 31, 2006.

Plan Category	Number of shares of Common Stock to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding opitons, warrants and rights(1) (b)	Number of shares of Common stock remaining available for future issuance under equity compensation plans (excluding shares reflected in column(a)) (c)
Equity Compensation Plans approved by stockholders	727,085(2)	$23.84	5,998,569(3)
Equity Compensation Plans not approved by stockholders	20,000(4)	$30.75	—
	747,085		5,998,569

(1) *Weighted average exercise price of outstanding options does not include stock units or limited operating partnership units.*

(2) *Represents 400,822 shares subject to outstanding options under the 1994 Plan and 2003 Plan, 215,709 shares which may be issued upon redemption of limited operating partnership units under the 2003 Plan, and 101,054 shares underlying stock units, payable on a one-for-one basis, credited to stock unit accounts under the Director Phantom Stock Plan, and 9,500 shares subject to outstanding options under the Director Plan.*

(3) *Of these shares, 5,134,664 were available for options, stock appreciation rights, restricted stock, stock units, stock bonuses, performance based awards, dividend equivalent rights and operating partnership units or other convertible or exchangeable units under the 2003 Plan, 131,084 were available for issuance under stock units under the Director Phantom Stock Plan and 732,821 were available for issuance under the Employee Stock Purchase Plan.*

(4) *Represents 20,000 shares subject to outstanding options under the 2000 Plan. The 2000 Plan did not require approval of, and has not been approved by, the Company's stockholders. No additional awards will be made under the 2000 Plan. The 2000 Plan generally provided for the grant of options, stock appreciation rights, restricted stock awards, stock units, stock bonuses and dividend equivalent rights to employees, directors and consultants of the Company or its subsidiaries. The only awards that were granted under the 2000 Plan were stock options and restricted stock. The stock options granted generally expire not more than 10 years after the date of grant and vest in three equal annual installments, commencing on the first anniversary of the grant date. The restricted stock grants generally vest over three years.*

Item 13. Certain Relationships and Related Transactions, and Director Independence

There is hereby incorporated by reference the information which appears under the captions "Certain Transactions", "Related Party Transaction Policies and Procedures" and "The Board of Directors and its Committees" in the Company's definitive proxy statement for its 2007 Annual Meeting of Stockholders that is responsive to the information required by this Item.

Item 14. Principal Accountant Fees and Services

There is hereby incorporated by reference the information which appears under the captions "Principal Accountant Fees and Services" and "Audit Committee Pre-Approval Policy" in the Company's definitive proxy statement for its 2007 Annual Meeting of Stockholders that is responsive to the information required by this Item.

PART IV

Item 15. Exhibits and Financial Statement Schedules

		Page
	4. **Financial Statement Schedules**	
	Schedule III—Real estate and accumulated depreciation of the Company	135
	Schedule III—Real estate and accumulated depreciation of Pacific Premier Retail Trust	138
	Schedule III—Real estate and accumulated depreciation of SDG Macerich Properties, L.P	140
(b)	1. **Exhibits**	
	The Exhibit Index attached hereto is incorporated by reference under this item	

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
The Macerich Company
Santa Monica, California

We have audited the accompanying consolidated balance sheets of The Macerich Company and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of operations, common stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the Company's consolidated financial statement schedules listed in the Index at Item 15(a)(4). These consolidated financial statements and consolidated financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and consolidated financial statement schedules based on our audits. We did not audit the consolidated financial statements or the consolidated financial statements of SDG Macerich Properties, L.P. (the "Partnership"), the Company's investment in which is reflected in the accompanying consolidated financial statements using the equity method of accounting. The Company's equity of $50,696,000 and $142,102,000 in the Partnership's net assets at December 31, 2006 and 2005, respectively, and $11,197,000, $15,537,000 and $16,499,000 in the Partnership's net income for the three years ended December 31, 2006 are included in the accompanying consolidated financial statements. Such financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for the Partnership, is based solely on the report of such other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, such 2006, 2005 and 2004 consolidated financial statements present fairly, in all material respects, the financial position of The Macerich Company and subsidiaries as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, based on our audits and the report of the other auditors, such consolidated financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP
Los Angeles, California

February 27, 2007

THE MACERICH COMPANY
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except share amounts)

	December 31,	
	2006	**2005**
ASSETS:		
Property, net	$5,755,283	$5,438,496
Cash and cash equivalents	269,435	155,113
Restricted cash	66,376	54,659
Marketable securities	30,019	—
Tenant receivables, net	117,855	89,165
Deferred charges and other assets, net	307,825	360,217
Loans to unconsolidated joint ventures	708	1,415
Due from affiliates	4,282	4,258
Investments in unconsolidated joint ventures	1,010,380	1,075,621
Total assets	$7,562,163	$7,178,944
LIABILITIES, PREFERRED STOCK AND COMMON STOCKHOLDERS' EQUITY:		
Mortgage notes payable:		
Related parties	$151,311	$154,531
Others	3,179,787	3,088,199
Total	3,331,098	3,242,730
Bank and other notes payable	1,662,781	2,182,000
Accounts payable and accrued expenses	86,127	75,121
Other accrued liabilities	212,249	226,985
Preferred stock dividend payable	6,199	5,970
Total liabilities	5,298,454	5,732,806
Minority interest	387,183	284,809
Commitments and contingencies		
Class A participating convertible preferred units	213,786	213,786
Class A non-participating convertible preferred units	21,501	21,501
Series A cumulative convertible redeemable preferred stock, $.01 par value, 3,627,131 shares authorized, issued and outstanding at December 31, 2006 and 2005, respectively	98,934	98,934
Common stockholders' equity:		
Common stock, $.01 par value, 145,000,000 shares authorized, 71,567,908 and 59,941,552 shares issued and outstanding at December 31, 2006 and 2005, respectively	716	599
Additional paid-in capital	1,717,498	1,050,891
Accumulated deficit	(178,249)	(209,005)
Accumulated other comprehensive income	2,340	87
Unamortized restricted stock	—	(15,464)
Total common stockholders' equity	1,542,305	827,108
Total liabilities, preferred stock and common stockholders' equity	$7,562,163	$7,178,944

The accompanying notes are an integral part of these financial statements.

THE MACERICH COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except share and per share amounts)

	For The Years Ended December 31,		
	2006	2005	2004
Revenues:			
Minimum rents	$489,078	$423,759	$294,846
Percentage rents	24,667	24,152	15,655
Tenant recoveries	254,526	214,832	145,055
Management Companies	31,456	26,128	21,549
Other	29,929	22,953	18,070
Total revenues	829,656	711,824	495,175
Expenses:			
Shopping center and operating expenses	262,127	223,905	146,465
Management Companies' operating expenses	56,673	52,840	44,080
REIT general and administrative expenses	13,532	12,106	11,077
Depreciation and amortization	224,273	193,145	128,413
	556,605	481,996	330,035
Interest expense:			
Related parties	10,858	9,638	5,800
Other	263,809	227,459	128,749
	274,667	237,097	134,549
Total expenses	831,272	719,093	464,584
Minority interest in consolidated joint ventures	(3,667)	(700)	(184)
Equity in income of unconsolidated joint ventures	86,053	76,303	54,881
Income tax (expense) benefit	(33)	2,031	5,466
Gain on sale of assets	38	1,253	473
Loss on early extinguishment of debt	(1,835)	(1,666)	(1,642)
Income from continuing operations	78,940	69,952	89,585
Discontinued operations:			
Gain on sale of assets	204,863	277	7,568
Income from discontinued operations	11,376	13,907	14,350
Total income from discontinued operations	216,239	14,184	21,918
Income before minority interest and preferred dividends	295,179	84,136	111,503
Less: minority interest in Operating Partnership	42,821	12,450	19,870
Net income	252,358	71,686	91,633
Less: preferred dividends	24,336	19,098	9,140
Net income available to common stockholders	$228,022	$52,588	$82,493
Earnings per common share—basic:			
Income from continuing operations	$0.65	$0.70	$1.11
Discontinued operations	2.57	0.19	0.30
Net income	$3.22	$0.89	$1.41
Earnings per common share—diluted:			
Income from continuing operations	$0.73	$0.69	$1.10
Discontinued operations	2.46	0.19	0.30
Net income	$3.19	$0.88	$1.40
Weighted average number of common shares outstanding:			
Basic	70,826,000	59,279,000	58,537,000
Diluted	88,058,000	73,573,000	73,099,000

The accompanying notes are an integral part of these financial statements.

THE MACERICH COMPANY
CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY
(Dollars in thousands, except per share data)

	Common Stock		Additional		Accumulated Other	Unamortized	Total Common
	Shares	Par Value	Paid-in Capital	Accumulated Deficit	Comprehensive Income	Restricted Stock	Stockholders' Equity
Balance January 1, 2004	57,902,524	578	$1,008,488	$(38,541)	$(2,335)	$(14,705)	$953,485
Comprehensive income:							
Net income	—	—	—	91,633	—	—	91,633
Reclassification of deferred losses	—	—	—	—	1,351	—	1,351
Interest rate swap/cap agreements	—	—	—	—	2,076	—	2,076
Total comprehensive income	—	—	—	91,633	3,427	—	95,060
Issuance of restricted stock	153,692	2	8,282	—	—	—	8,284
Unvested restricted stock	(153,692)	(2)	—	—	—	(8,282)	(8,284)
Issuance of phantom stock	17,862	—	795	—	—	—	795
Amortization of share-based plans	320,114	3	—	—	—	8,391	8,394
Exercise of stock options	465,984	5	9,509	—	—	—	9,514
Distributions paid ($2.48) per share	—	—	—	(147,441)	—	—	(147,441)
Preferred dividends	—	—	—	(9,140)	—	—	(9,140)
Conversion of Operating Partnership Units	79,210	—	1,785	—	—	—	1,785
Adjustment to reflect minority interest on a pro rata basis per period end ownership percentage of Operating Partnership Units	—	—	1,081	—	—	—	1,081
Balance December 31, 2004	58,785,694	586	1,029,940	(103,489)	1,092	(14,596)	913,533
Comprehensive income (loss):							
Net income	—	—	—	71,686	—	—	71,686
Reclassification of deferred losses	—	—	—	—	1,351	—	1,351
Interest rate swap/cap agreements	—	—	—	—	(2,356)	—	(2,356)
Total comprehensive income (loss)	—	—	—	71,686	(1,005)	—	70,681
Issuance of restricted stock	260,898	3	12,393	—	—	—	12,396
Unvested restricted stock	(260,898)	(3)	—	—	—	(12,393)	(12,396)
Amortization of share-based plans	247,371	3	—	—	—	11,525	11,528
Exercise of stock options	182,237	2	4,595	—	—	—	4,597
Distributions paid ($2.63) per share	—	—	—	(158,104)	—	—	(158,104)
Preferred dividends	—	—	—	(19,098)	—	—	(19,098)
Conversion of Operating Partnership Units	726,250	8	21,587	—	—	—	21,595
Adjustment to reflect minority interest on a pro rata basis per period end ownership percentage of Operating Partnership Units	—	—	(17,624)	—	—	—	(17,624)
Balance December 31, 2005	59,941,552	599	1,050,891	(209,005)	87	(15,464)	827,108
Comprehensive income:							
Net income	—	—	—	252,358	—	—	252,358
Reclassification of deferred losses	—	—	—	—	1,510	—	1,510
Interest rate swap/cap agreements	—	—	—	—	743	—	743
Total comprehensive income	—	—	—	252,358	2,253	—	254,611
Amortization of share-based plans	415,787	4	15,406	—	—	—	15,410
Exercise of stock options	14,101	—	260	—	—	—	260
Employee stock purchases	3,365	—	203	—	—	—	203
Common stock offering, gross	10,952,381	110	761,081	—	—	—	761,191
Underwriting and offering costs	—	—	(14,706)	—	—	—	(14,706)
Distributions paid ($2.75) per share	—	—	—	(197,266)	—	—	(197,266)
Preferred dividends	—	—	—	(24,336)	—	—	(24,336)
Conversion of Operating Partnership Units	240,722	3	9,916	—	—	—	9,919
Change in accounting principle due to adoption of SFAS No. 123(R)	—	—	(15,464)	—	—	15,464	—
Reclassification upon adoption of SFAS No. 123(R)	—	—	6,000	—	—	—	6,000
Adjustment to reflect minority interest on a pro rata basis per period end ownership percentage of Operating Partnership Units	—	—	(96,089)	—	—	—	(96,089)
Balance December 31, 2006	71,567,908	$716	$1,717,498	$(178,249)	$2,340	$—	$1,542,305

The accompanying notes are an integral part of these financial statements.

THE MACERICH COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	For the years ended December 31,		
	2006	2005	2004
Cash flows from operating activities:			
Net income available to common stockholders	$228,022	$52,588	$82,493
Preferred dividends	24,336	19,098	9,140
Net income	252,358	71,686	91,633
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss on early extinguishment of debt	1,835	1,666	1,642
Gain on sale of assets	(38)	(1,253)	(473)
Discontinued operations gain on sale of assets	(204,863)	(277)	(7,568)
Depreciation and amortization	236,670	208,932	146,378
Amortization of net premium on mortgage notes payable	(11,835)	(10,193)	(805)
Amortization of share-based plans	9,607	8,286	6,236
Minority interest in Operating Partnership	42,821	12,450	19,870
Minority interest in consolidated joint ventures	4,101	600	184
Equity in income of unconsolidated joint ventures	(86,053)	(76,303)	(54,881)
Distributions of income from unconsolidated joint ventures	4,106	9,010	12,728
Changes in assets and liabilities, net of acquisitions and dispositions:			
Tenant receivables, net	(22,319)	(6,400)	(951)
Other assets	8,303	31,517	(12,162)
Accounts payable and accrued expenses	(14,000)	5,181	(3,678)
Due from affiliates	(24)	(14,276)	1,904
Other accrued liabilities	(8,819)	(5,330)	13,140
Net cash provided by operating activities	211,850	235,296	213,197
Cash flows from investing activities:			
Acquisitions of property, development, redevelopment and property improvements	(822,903)	(171,842)	(538,529)
Issuance of note receivable	(10,000)	—	—
Purchase of marketable securities	(30,307)	—	—
Maturities of marketable securities	444	—	—
Deferred leasing costs	(29,688)	(21,837)	(16,822)
Distributions from unconsolidated joint ventures	187,269	155,537	80,303
Contributions to unconsolidated joint ventures	(31,499)	(101,429)	(78,451)
Repayments of loans to unconsolidated joint ventures	707	5,228	22,594
Proceeds from sale of assets	610,578	6,945	46,630
Restricted cash	(1,337)	(4,550)	(5,547)
Net cash used in investing activities	(126,736)	(131,948)	(489,822)
Cash flows from financing activities:			
Proceeds from mortgages and bank and other notes payable	1,912,179	483,127	770,306
Payments on mortgages and bank and other notes payable	(2,329,827)	(286,369)	(276,003)
Deferred financing costs	(6,886)	(4,141)	(8,723)
Proceeds from share-based plans	463	4,597	9,514
Net proceeds from stock offering	746,805	—	—
Dividends and distributions	(269,419)	(202,078)	(177,717)
Dividends to preferred stockholders/preferred unit holders	(24,107)	(15,485)	(8,994)
Net cash provided by (used in) financing activities	29,208	(20,349)	308,383
Net increase in cash	114,322	82,999	31,758
Cash and cash equivalents, beginning of period	155,113	72,114	40,356
Cash and cash equivalents, end of period	$269,435	$155,113	$72,114
Supplemental cash flow information:			
Cash payments for interest, net of amounts capitalized	$282,987	$244,474	$140,552
Non-cash transactions:			
Reclassification from other accrued liabilities to additional paid-in capital upon adoption of SFAS No. 123(R)	$6,000	$—	$—
Acquisition of property by issuance of bank notes payable	$—	$1,198,503	$—
Acquisition of property by assumption of mortgage notes payable	$—	$809,542	$54,023
Acquisition of property by issuance of convertible preferred units and common units	$—	$241,103	$—
Development costs included in accounts payable and other accrued liabilities	$25,754	$9,697	$8,300

The accompanying notes are an integral part of these financial statements.

THE MACERICH COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)

1. Organization:

The Macerich Company (the "Company") is involved in the acquisition, ownership, development, redevelopment, management and leasing of regional and community shopping centers (the "Centers") located throughout the United States.

The Company commenced operations effective with the completion of its initial public offering on March 16, 1994. As of December 31, 2006, the Company is the sole general partner of and assuming conversion of the preferred units holds an 84% ownership interest in The Macerich Partnership, L.P. (the "Operating Partnership"). The interests in the Operating Partnership are known as OP Units. OP Units not held by the Company are redeemable, subject to certain restrictions, on a one-for-one basis for the Company's common stock or cash at the Company's option.

The Company was organized to qualify as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended. The 16% limited partnership interest of the Operating Partnership not owned by the Company is reflected in these financial statements as minority interest.

The property management, leasing and redevelopment of the Company's portfolio is provided by the Company's management companies, Macerich Property Management Company, LLC, ("MPMC, LLC") a single member Delaware limited liability company, Macerich Management Company ("MMC"), a California corporation, Westcor Partners, L.L.C., a single member Arizona limited liability company, Macerich Westcor Management LLC, a single member Delaware limited liability company and Westcor Partners of Colorado, LLC, a Colorado limited liability company. As part of the Wilmorite closing (See Note 12—Acquisitions), the Company acquired MACW Mall Management, Inc., a New York corporation and MACW Property Management, LLC, a New York single member limited liability company. These two management companies are collectively referred to herein as the "Wilmorite Management Companies." The three Westcor management companies are collectively referred to herein as the "Westcor Management Companies." All seven of the management companies are collectively referred to herein as the "Management Companies."

2. Summary of Significant Accounting Policies:

Basis of Presentation:

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in the United States of America. The accompanying consolidated financial statements include the accounts of the Company and the Operating Partnership. Investments in entities that are controlled by the Company or meet the definition of a variable interest entity in which an enterprise absorbs the majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity are consolidated; otherwise they are accounted for under the equity method and are reflected as "Investments in Unconsolidated Joint Ventures". All intercompany accounts and transactions have been eliminated in the consolidated financial statements.

(Dollars in thousands, except per share amounts)

2. Summary of Significant Accounting Policies: (Continued)

Cash and Cash Equivalents:

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents, for which cost approximates fair value. Restricted cash includes impounds of property taxes and other capital reserves required under the loan agreements.

Tenant Receivables:

Included in tenant receivables are allowances for doubtful accounts of $2,700 and $4,588 at December 31, 2006 and 2005, respectively. Also included in tenant receivables are accrued percentage rents of $11,086 and $11,423 at December 31, 2006 and 2005, respectively.

Revenues:

Minimum rental revenues are recognized on a straight-line basis over the term of the related lease. The difference between the amount of rent due in a year and the amount recorded as rental income is referred to as the "straight-lining of rent adjustment." Rental income was increased by $7,759, $6,703 and $1,037 due to the straight-lining of rent adjustment during the years ended December 31, 2006, 2005 and 2004, respectively. Percentage rents are recognized and accrued when tenants' specified sales targets have been met.

Estimated recoveries from tenants for real estate taxes, insurance and other shopping center operating expenses are recognized as revenues in the period the applicable expenses are incurred.

The Management Companies provide property management, leasing, corporate, development, redevelopment and acquisition services to affiliated and non-affiliated shopping centers. In consideration for these services, the Management Companies receive monthly management fees generally ranging from 1.5% to 6% of the gross monthly rental revenue of the properties managed.

Property:

Costs related to the development, redevelopment, construction and improvement of properties are capitalized. Interest incurred on development, redevelopment and construction projects is capitalized until construction is substantially complete.

Maintenance and repairs expenses are charged to operations as incurred. Costs for major replacements and betterments, which includes HVAC equipment, roofs, parking lots, etc., are capitalized and depreciated over their estimated useful lives. Gains and losses are recognized upon disposal or retirement of the related assets and are reflected in earnings.

2. Summary of Significant Accounting Policies: (Continued)

Property is recorded at cost and is depreciated using a straight-line method over the estimated useful lives of the assets as follows:

Buildings and improvements	5-40 years
Tenant improvements	5-7 years
Equipment and furnishings	5-7 years

Acquisitions:

The Company accounts for all acquisitions in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations." The Company will first determine the value of the land and buildings utilizing an "as if vacant" methodology. The Company will then assign a fair value to any debt assumed at acquisition. The balance of the purchase price will be allocated to tenant improvements and identifiable intangible assets or liabilities. Tenant improvements represent the tangible assets associated with the existing leases valued on a fair market value basis at the acquisition date prorated over the remaining lease terms. The tenant improvements are classified as an asset under real estate investments and are depreciated over the remaining lease terms. Identifiable intangible assets and liabilities relate to the value of in-place operating leases which come in three forms: (i) leasing commissions and legal costs, which represent the value associated with "cost avoidance" of acquiring in-place leases, such as lease commissions paid under terms generally experienced in the Company's markets; (ii) value of in-place leases, which represents the estimated loss of revenue and of costs incurred for the period required to lease the "assumed vacant" property to the occupancy level when purchased; and (iii) above or below market value of in-place leases, which represents the difference between the contractual rents and market rents at the time of the acquisition, discounted for tenant credit risks. Leasing commissions and legal costs are recorded in deferred charges and other assets and are amortized over the remaining lease terms. The value of in-place leases are recorded in deferred charges and other assets and amortized over the remaining lease terms plus an estimate of renewal of the acquired leases. Above or below market leases are classified in deferred charges and other assets or in other accrued liabilities, depending on whether the contractual terms are above or below market, and the asset or liability is amortized to rental revenue over the remaining terms of the leases.

When the Company acquires real estate properties, the Company allocates the purchase price to the components of these acquisitions using relative fair values computed using its estimates and assumptions. These estimates and assumptions impact the amount of costs allocated between various components as well as the amount of costs assigned to individual properties in multiple property acquisitions. These allocations also impact depreciation expense and gains or losses recorded on future sales of properties. Generally, the Company engages a valuation firm to assist with these allocations.

2. Summary of Significant Accounting Policies: (Continued)

Marketable Securities:

The Company accounts for its investments in marketable securities as held-to-maturity debt securities under the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," as the Company has the intent and the ability to hold these securities until maturity. Accordingly, investments in marketable securities are carried at their amortized cost. The discount on marketable securities is amortized into interest income on a straight-line basis over the term of the notes, which approximates the effective interest method.

Deferred Charges:

Costs relating to obtaining tenant leases are deferred and amortized over the initial term of the agreement using the straight-line method. Costs relating to financing of shopping center properties are deferred and amortized over the life of the related loan using the straight-line method, which approximates the effective interest method. In-place lease values are amortized over the remaining lease term plus an estimate of renewal. Leasing commissions and legal costs are amortized on a straight-line basis over the individual lease years.

The range of the terms of the agreements is as follows:

Deferred lease costs	1-15 years
Deferred financing costs	1-15 years
In-place lease values	Remaining lease term plus an estimate for renewal
Leasing commissions and legal costs	5-10 years

Accounting for the Impairment or Disposal of Long-Lived Assets:

The Company assesses whether there has been impairment in the value of its long-lived assets by considering expected future operating income, trends and prospects, as well as the effects of demand, competition and other economic factors. Such factors include the tenants' ability to perform their duties and pay rent under the terms of the leases. The determination of recoverability is made based upon the estimated undiscounted future net cash flows, excluding interest expense. The amount of impairment loss, if any, is determined by comparing the fair value, as determined by an undiscounted cash flows analysis, with the carrying value of the related assets. Long-lived assets classified as held for sale are measured at the lower of the carrying amount or fair value less cost to sell. Management does not believe impairment has occurred in its net property carrying values at December 31, 2006 or 2005.

Fair Value of Financial Instruments

The Company calculates the fair value of financial instruments and includes this additional information in the notes to consolidated financial statements when the fair value is different than the carrying value of those financial instruments. When the fair value reasonably approximates the carrying value, no additional disclosure is made. The estimated fair value amounts have been determined by the Company using available market

(Dollars in thousands, except per share amounts)

2. Summary of Significant Accounting Policies: (Continued)

information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Concentration of Risk:

The Company maintains its cash accounts in a number of commercial banks. Accounts at these banks are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $100. At various times during the year, the Company had deposits in excess of the FDIC insurance limit.

No Center or tenant generated more than 10% of total revenues during 2006, 2005 or 2004.

The Limited represented 3.5%, 4.1% and 3.6% of total minimum rents in place as of December 31, 2006, 2005 and 2004, respectively, and no other retailer represented more than 2.9%, 3.6% and 3.2% of total minimum rents as of December 31, 2006, 2005 and 2004, respectively.

Management Estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In the year ending December 31, 2004, the Company changed its estimate for common area expense recoveries applicable to prior periods. This change in estimate resulted in a $4,129 charge for the year ending December 31, 2004.

Recent Accounting Pronouncements:

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised), "Share-Based Payment." SFAS No. 123(R) requires that all share-based payments to employees, including grants of employee stock options, be recognized in the income statement based on their fair values. The Company adopted this statement as of January 1, 2006. See Note 16—Share-Based Plans, for the impact of the adoption of SFAS No. 123(R) on the results of operations.

In March 2005, FASB issued Interpretation No. 47 ("FIN 47"), "Accounting for Conditional Asset Retirement Obligations—an interpretation of SFAS No. 143." FIN 47, requires that a liability be recognized for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. As a result of the Company's adoption of FIN 47, the Company recorded an additional liability of $615 in 2005. As of December 31, 2006 and 2005, the Company's liability for retirement obligations was $414 and $1,163, respectively.

(Dollars in thousands, except per share amounts)

2. Summary of Significant Accounting Policies: (Continued)

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments—An Amendment of FASB Statements No. 133 and 140." This statement amended SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. This statement also established a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. The Company is required to adopt SFAS No. 155 for fiscal year 2007 and does not expect its adoption to have a material effect on the Company's results of operations or financial condition.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"). This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition of previously recognized income tax benefits, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has concluded that the adoption of FIN 48 will not have a material impact on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The Company is required to adopt SFAS No. 157 for fiscal year 2008 and does not expect its adoption to have a material effect on the Company's results of operations or financial condition.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 108. SAB No. 108 establishes a framework for quantifying materiality of financial statement misstatements. SAB No. 108 is effective for fiscal years ending after November 16, 2006. The adoption of SAB No. 108 did not have a material impact on the Company's consolidated results of operations or financial condition.

3. Earnings per Share ("EPS"):

The computation of basic earnings per share is based on net income and the weighted average number of common shares outstanding for the years ended December 31, 2006, 2005 and 2004. The computation of diluted earnings per share includes the effect of dilutive securities calculated using the treasury stock method. The OP Units not held by the Company have been included in the diluted EPS calculation since they may be redeemable on a one-for-one basis, at the Company's option.

(Dollars in thousands, except per share amounts)

3. Earnings per Share ("EPS"): (Continued)

The following table reconciles the basic and diluted earnings per share calculation for the years ended December 31:

	2006			2005			2004		
	Net Income	Shares	Per Share	Net Income	Shares	Per Share	Net Income	Shares	Per Share
Net income	$252,358			$71,686			$91,633		
Less: Preferred dividends(1)	24,336			19,098			9,140		
Basic EPS:									
Net income available to common stockholders	228,022	70,826	$3.22	52,588	59,279	$0.89	82,493	58,537	$1.41
Diluted EPS:									
Conversion of OP units	42,821	13,312		12,450	13,971		19,870	14,178	
Employee stock options	—	293		—	323		—	384	
Convertible preferred stock(2)	10,083	3,627		—	—		—	—	
Net income available to common stockholders	$280,926	88,058	$3.19	$65,038	73,573	$0.88	$102,363	73,099	$1.40

(1) Preferred dividends include convertible preferred unit dividends of $14,253 and $9,449 for the years ended December 31, 2006 and 2005, respectively (See Note 12—Acquisitions).

(2) The preferred stock (See Note 21—Cumulative Convertible Redeemable Preferred Stock) can be converted on a one-for-one basis for common stock. The convertible preferred stock was dilutive to net income in 2006 and antidilutive for 2005 and 2004.

The minority interest of the Operating Partnership as reflected in the Company's consolidated statements of operations has been allocated for EPS calculations as follows for the years ended December 31:

	2006	2005	2004
Income from continuing operations	$8,634	$9,756	$15,597
Discontinued operations:			
Gain on sale of assets	32,390	53	1,475
Income from discontinued operations	1,797	2,641	2,798
Total	$42,821	$12,450	$19,870

(Dollars in thousands, except per share amounts)

4. Investments in Unconsolidated Joint Ventures:

The following are the Company's investments in various joint ventures or properties jointly owned with third parties. The Operating Partnership's interest in each joint venture as of December 31, 2006 is as follows:

Joint Venture	Partnership's Ownership %(1)
Biltmore Shopping Center Partners LLC	50.0%
Camelback Colonnade SPE LLC	75.0%
Chandler Festival SPE, LLC	50.0%
Chandler Gateway SPE LLC	50.0%
Chandler Village Center, LLC	50.0%
Coolidge Holding LLC	37.5%
Corte Madera Village, LLC	50.1%
Desert Sky Mall—Tenants in Common	50.0%
East Mesa Land, L.L.C.	50.0%
East Mesa Mall, L.L.C.—Superstition Springs Center	33.3%
Jaren Associates #4	12.5%
Kierland Tower Lofts, LLC	15.0%
Macerich Northwestern Associates	50.0%
MetroRising AMS Holding LLC	15.0%
New River Associates—Arrowhead Towne Center	33.3%
NorthPark Land Partners, LP	50.0%
NorthPark Partners, LP	50.0%
Pacific Premier Retail Trust	51.0%
PHXAZ/Kierland Commons, L.L.C.	24.5%
Propcor Associates	25.0%
Propcor II Associates, LLC—Boulevard Shops	50.0%
SanTan Village Phase 2 LLC	34.9%
Scottsdale Fashion Square Partnership	50.0%
SDG Macerich Properties, L.P.	50.0%
The Market at Estrella Falls LLC	35.1%
Tysons Corner Holdings LLC	50.0%
Tysons Corner LLC	50.0%
Tysons Corner Property Holdings II LLC	50.0%
Tysons Corner Property Holdings LLC	50.0%
Tysons Corner Property LLC	50.0%
W.M. Inland, L.L.C.	50.0%
West Acres Development, LLP	19.0%
Westcor/Gilbert, L.L.C.	50.0%
Westcor/Goodyear, L.L.C.	50.0%
Westcor/Queen Creek Commercial LLC	37.6%
Westcor/Queen Creek LLC	37.6%
Westcor/Queen Creek Medical LLC	37.6%

(Dollars in thousands, except per share amounts)

4. Investments in Unconsolidated Joint Ventures: (Continued)

Joint Venture	Partnership's Ownership %(1)
Westcor/Queen Creek Residential LLC	37.5%
Westcor/Surprise Auto Park LLC	33.3%
Westcor/Surprise LLC	33.3%
Westlinc Associates—Hilton Village	50.0%
Westpen Associates	50.0%
WM Ridgmar, L.P.	50.0%

(1) *The Operating Partnership's ownership interest in this table reflects its legal ownership interest but may not reflect its economic interest since each joint venture has various agreements regarding cash flow, profits and losses, allocations, capital requirements and other matters.*

The Company accounts for its investments in joint ventures using the equity method of accounting unless the Company has a controlling interest in the joint venture or is the primary beneficiary in a variable interest entity. Although the Company has a greater than 50% interest in Pacific Premier Retail Trust, Camelback Colonnade SPE LLC and Corte Madera Village, LLC, the Company shares management control with the partners in these joint ventures and accounts for these joint ventures using the equity method of accounting.

The Company has acquired the following investments in unconsolidated joint ventures during the years ended December 31, 2006, 2005 and 2004:

On January 30, 2004, the Company, in a 50/50 joint venture with a private investment company, acquired Inland Center, a 1 million square foot super-regional mall in San Bernardino, California. The total purchase price was $63,300 and concurrently with the acquisition, the joint venture placed a $54,000 fixed rate loan on the property. The balance of the Company's pro rata share of the purchase price was funded by cash and borrowings under the Company's line of credit. The results of Inland Center are included below for the period subsequent to its date of acquisition.

On May 11, 2004, the Company acquired an ownership interest in NorthPark Center, a 2.0 million square foot regional mall in Dallas, Texas. The Company's initial investment in the property was $30,005 which was funded by borrowings under the Company's line of credit. In addition, the Company assumed a pro rata share of debt of $86,599 and funded an additional $45,000 post-closing. The results of NorthPark Center are included below for the period subsequent to its date of acquisition.

On January 11, 2005, the Company became a 15% owner in a joint venture that acquired Metrocenter Mall, a 1.3 million square foot super-regional mall in Phoenix, Arizona. The total purchase price was $160,000 and concurrently with the acquisition, the joint venture placed a $112,000 floating rate loan on the property. The

(Dollars in thousands, except per share amounts)

4. Investments in Unconsolidated Joint Ventures: (Continued)

Company's share of the purchase price, net of the debt, was $7,200 which was funded by cash and borrowings under the Company's line of credit. The results of Metrocenter Mall are included below for the period subsequent to its date of acquisition.

On January 21, 2005, the Company formed a 50/50 joint venture with a private investment company. The joint venture acquired a 49% interest in Kierland Commons, a 438,721 square foot mixed use center in Phoenix, Arizona. The joint venture's purchase price for the interest in the center was $49,000. The Company assumed its share of the underlying property debt and funded the remainder of its share of the purchase price by cash and borrowings under the Company's line of credit. The results of Kierland Commons are included below for the period subsequent to its date of acquisition.

On April 8, 2005, the Company in a 50/50 joint venture with an affiliate of Walton Street Capital, LLC, acquired Ridgmar Mall, a 1.3 million square foot super-regional mall in Fort Worth, Texas. The total purchase price was $71,075 and concurrently with the transaction, the joint venture placed a $57,400 fixed rate loan of 6.0725% on the property. The balance of the Company's pro rata share, $6,838, of the purchase price was funded by borrowings under the Company's line of credit. The results of Ridgmar Mall are included below for the period subsequent to its date of acquisition.

On April 25, 2005, as part of the Wilmorite acquisition (See Note 12—Acquisitions), the Company became a 50% joint venture partner in Tyson's Corner Center, a 2.2 million square foot super-regional mall in McLean, Virginia. The results of Tyson's Corner Center are included below for the period subsequent to its date of acquisition.

Combined and condensed balance sheets and statements of operations are presented below for all unconsolidated joint ventures.

(Dollars in thousands, except per share amounts)

4. Investments in Unconsolidated Joint Ventures: (Continued)

Combined and Condensed Balance Sheets of Unconsolidated Joint Ventures as of December 31:

	2006	2005
Assets(1):		
Properties, net	$4,251,765	$4,127,540
Other assets	429,028	333,022
Total assets	$4,680,793	$4,460,562
Liabilities and partners' capital(1):		
Mortgage notes payable(2)	$3,515,154	$3,077,018
Other liabilities	140,889	169,253
The Company's capital(3)	559,172	618,803
Outside partners' capital	465,578	595,488
Total liabilities and partners' capital	$4,680,793	$4,460,562

(1) These amounts include the assets and liabilities of the following joint ventures as of December 31, 2006:

	SDG Macerich Properties, L.P.	Pacific Premier Retail Trust	Tysons Corner LLC
Total Assets	*$924,720*	*$1,027,132*	*$644,545*
Total Liabilities	*$823,327*	*$848,070*	*$371,360*

These amounts include the assets and liabilities of the following joint ventures as of December 31, 2005:

	SDG Macerich Properties, L.P.	Pacific Premier Retail Trust	Tysons Corner LLC
Total Assets	*$939,426*	*$1,025,714*	*$647,798*
Total Liabilities	*$655,191*	*$852,574*	*$377,599*

(2) Certain joint ventures have debt that could become recourse debt to the Company should the joint venture be unable to discharge the obligations of the related debt. As of December 31, 2006 and 2005, a total of $8,570 and $21,630 could become recourse debt to the Company, respectively.

(Dollars in thousands, except per share amounts)

4. Investments in Unconsolidated Joint Ventures: (Continued)

(3) The Company's investment in joint ventures is $451,208 and $456,818 more than the underlying equity as reflected in the joint ventures financial statements as of December 31, 2006 and 2005, respectively. This represents the difference between the cost of an investment and the book value of the underlying equity of the joint venture. The Company is amortizing this difference into income on a straight-line basis, consistent with the depreciable lives on property (See "Note 2—Summary of Significant Accounting Policies"). The amortization of this difference was $14,847, $14,326 and $13,758 for the years ended December 31, 2006, 2005 and 2004, respectively.

Combined and Condensed Statements of Operations of Unconsolidated Joint Ventures:

	SDG Macerich Properties, L.P.	Pacific Premier Retail Trust	Tysons Corner LLC	Other Joint Ventures	Total
Year ended December 31, 2006					
Revenues:					
Minimum rents	$97,843	$124,103	$59,580	$225,000	$506,526
Percentage rents	4,855	7,611	2,107	21,850	36,423
Tenant recoveries	51,480	48,739	28,513	107,288	236,020
Other	3,437	4,166	2,051	22,876	32,530
Total revenues	157,615	184,619	92,251	377,014	811,499
Expenses:					
Shopping center and operating expenses	62,770	51,441	25,557	128,498	268,266
Interest expense	44,393	50,981	16,995	90,064	202,433
Depreciation and amortization	28,058	29,554	20,478	78,071	156,161
Total operating expenses	135,221	131,976	63,030	296,633	626,860
Gain on sale of assets	—	—	—	1,742	1,742
Net income	$22,394	$52,643	$29,221	$82,123	$186,381
Company's equity in net income	$11,197	$26,802	$14,610	$33,444	$86,053

(Dollars in thousands, except per share amounts)

4. Investments in Unconsolidated Joint Ventures: (Continued)

	SDG Macerich Properties, L.P.	Pacific Premier Retail Trust	Tysons Corner LLC	Other Joint Ventures	Total
Year ended December 31, 2005					
Revenues:					
Minimum rents	$96,509	$116,421	$34,218	$181,857	$429,005
Percentage rents	4,783	7,171	1,479	15,089	28,522
Tenant recoveries	50,381	42,455	15,774	82,723	191,333
Other	3,753	3,852	817	17,916	26,338
Total revenues	155,426	169,899	52,288	297,585	675,198
Expenses:					
Shopping center and operating expenses	62,466	46,682	15,395	102,298	226,841
Interest expense	34,758	49,476	9,388	69,346	162,968
Depreciation and amortization	27,128	27,567	9,986	61,955	126,636
Total operating expenses	124,352	123,725	34,769	233,599	516,445
Gain on sale of assets	—	—	—	15,517	15,517
Loss on early extinguishment of debt	—	(13)	—	—	(13)
Net income	$31,074	$46,161	$17,519	$79,503	$174,257
Company's equity in net income	$15,537	$23,583	$4,994	$32,189	$76,303

(Dollars in thousands, except per share amounts)

4. Investments in Unconsolidated Joint Ventures: (Continued)

Combined and Condensed Statements of Operations of Unconsolidated Joint Ventures:

	SDG Macerich Properties, L.P.	Pacific Premier Retail Trust	Other Joint Ventures	Total
Year Ended December 31, 2004				
Revenues:				
Minimum rents	$94,243	$111,303	$148,538	$354,084
Percentage rents	5,377	6,711	11,286	23,374
Tenant recoveries	50,698	42,660	66,410	159,768
Other	2,223	2,893	10,113	15,229
Total revenues	152,541	163,567	236,347	552,455
Expenses:				
Shopping center and operating expenses	62,209	47,984	84,338	194,531
Interest expense	29,923	46,212	60,970	137,105
Depreciation and amortization	27,410	26,009	43,877	97,296
Total operating expenses	119,542	120,205	189,185	428,932
(Loss) gain on sale or write-down of assets	—	(11)	10,046	10,035
Loss on early extinguishment of debt	—	(1,036)	—	(1,036)
Net income	$32,999	$42,315	$57,208	$132,522
Company's equity in net income	$16,499	$21,563	$16,819	$54,881

Significant accounting policies used by the unconsolidated joint ventures are similar to those used by the Company. Included in mortgage notes payable are amounts due to affiliates of Northwestern Mutual Life ("NML") of $132,170 and $137,954 as of December 31, 2006 and 2005 respectively. NML is considered a related party because they are a joint venture partner with the Company in Macerich Northwestern Associates. Interest expense incurred on these borrowings amounted to $9,082, $9,422 and $9,814 for the years ended December 31, 2006, 2005 and 2004, respectively.

5. Derivative Instruments and Hedging Activities

The Company recognizes all derivatives in the consolidated financial statements and measures the derivatives at fair value. The Company uses derivative financial instruments in the normal course of business to manage or reduce its exposure to adverse fluctuations in interest rates. The Company designs its hedges to be effective in reducing the risk exposure that they are designated to hedge. Any instrument that meets the cash flow hedging criteria in SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," is formally designated as a

(Dollars in thousands, except per share amounts)

5. Derivative Instruments and Hedging Activities (Continued)

cash flow hedge at the inception of the derivative contract. On an ongoing quarterly basis, the Company adjusts its balance sheet to reflect the current fair value of its derivatives. To the extent they are effective, changes in fair value of derivatives are recorded in comprehensive income. Ineffective portions, if any, are included in net income. No ineffectiveness was recorded in net income during the years ended December 31, 2006, 2005 or 2004. If any derivative instrument used for risk management does not meet the hedging criteria, it is marked-to-market each period in the consolidated statements of operations. As of December 31, 2006, five of the Company's derivative instruments were not designated as cash flow hedges. Changes in the market value of these derivative instruments will be recorded in the consolidated statements of operations.

As of December 31, 2006 and 2005, the Company had $1,252 and $2,762, respectively, reflected in other comprehensive income related to treasury rate locks settled in prior years. The Company reclassified $1,510, $1,351 and $1,351 for the years ended December 31, 2006, 2005 and 2004, respectively, related to treasury rate lock transactions settled in prior years from accumulated other comprehensive income to earnings. It is anticipated that the remaining $1,252 will be reclassified during the following year.

Interest rate swap and cap agreements are purchased by the Company from third parties to manage the risk of interest rate changes on some of the Company's floating rate debt. Payments received as a result of these agreements are recorded as a reduction of interest expense. The fair value of the instrument is included in deferred charges and other assets if the fair value is an asset or in other accrued liabilities if the fair value is a deficit. The Company recorded other comprehensive income (loss) of $743, ($2,356) and $2,076 related to the marking-to-market of interest rate swap/cap agreements for the years ended December 31, 2006, 2005 and 2004, respectively. The amount expected to be reclassified to interest expense in the next 12 months will be immaterial.

6. Property:

Property at December 31, 2006 and 2005 consists of the following:

	2006	2005
Land	$1,147,464	$1,095,180
Building improvements	4,743,960	4,604,803
Tenant improvements	231,210	222,619
Equipment and furnishings	82,456	75,836
Construction in progress	294,115	162,157
	6,499,205	6,160,595
Less accumulated depreciation	(743,922)	(722,099)
	$5,755,283	$5,438,496

(Dollars in thousands, except per share amounts)

6. Property: (Continued)

Depreciation expense for the years ended December 31, 2006, 2005 and 2004 was $171,015, $148,116 and $104,431, respectively.

The Company recognized a loss on the sale of equipment and furnishings of $600 and $55 during the years ended December 31, 2006 and 2005, respectively. In addition, the Company recognized a gain on the sale of land of $638, $1,308 and $473 during the years ended December 31, 2006, 2005 and 2004, respectively.

The above schedule also includes the properties purchased in connection with the acquisition of Wilmorite, Valley River Center, Federated stores and Deptford Mall (See Note 12—Acquisitions).

7. Marketable Securities:

Marketable Securities at December 31, 2006 and 2005 consists of the following:

	2006	2005
Government debt securities, at par value	$31,866	—
Less discount	(1,847)	—
	30,019	—
Unrealized gain	514	—
Fair value	$30,533	—

Future contractual maturities of marketable securities are as follows:

1 year or less	$1,322
1 to 5 years	5,397
5 to 10 year	25,147
	$31,866

The proceeds from maturities and interest receipts from the marketable securities are restricted to the service of the $28,281 note on which the Company remains obligated following the sale of Greeley Mall in July 2006 (See Note 10—Bank and Other Notes Payable).

(Dollars in thousands, except per share amounts)

8. Deferred Charges And Other Assets:

Deferred charges and other assets at December 31, 2006 and 2005 consist of the following:

	2006	2005
Leasing	$115,657	$117,060
Financing	40,906	39,323
Intangible assets resulting from SFAS No. 141 allocations(1):		
In-place lease values	207,023	218,488
Leasing commissions and legal costs	36,177	36,732
	399,763	411,603
Less accumulated amortization(2)	(171,073)	(142,747)
	228,690	268,856
Other assets	79,135	91,361
	$307,825	$360,217

(1) The estimated amortization of these intangibles for the next five years and subsequent is as follows:

Year ending December 31,	
2007	$24,422
2008	20,235
2009	17,024
2010	14,305
2011	11,980
Thereafter	69,062
	$157,028

(2) Accumulated amortization includes $86,172 and $64,396 relating to intangibles resulting from SFAS No. 141 allocations at December 31, 2006 and 2005, respectively.

Additionally, as it relates to SFAS No. 141, a deferred credit is recorded in "Other accrued liabilities" of the Company representing the allocated value to below market leases of $150,300, less accumulated amortization of $77,261 and $66,059, as of December 31, 2006 and 2005, respectively. Included in "Other assets" of the Company is an allocated value of above market leases of $64,718, less accumulated amortization of $36,058 and $34,159, as of December 31, 2006 and 2005, respectively. Accordingly, the allocated values of below and above

(Dollars in thousands, except per share amounts)

8. Deferred Charges And Other Assets: (Continued)

market leases will be amortized into minimum rents on a straight-line basis over the individual remaining lease. terms. The estimated amortization of these values for the next five years and subsequent years is as follows:

Year ending December 31,	Below Market	Above Market
2007	$15,730	$6,785
2008	13,141	5,721
2009	10,765	4,838
2010	8,977	3,559
2011	6,634	2,520
Thereafter	17,792	7,136
	$73,039	$30,559

(Dollars in thousands, except per share amounts)

9. Mortgage Notes Payable:

Mortgage notes payable at December 31, 2006 and 2005 consist of the following:

	Carrying Amount of Mortgage Notes(a)						
	2006		2005				
Property Pledged as Collateral	Other	Related Party	Other	Related Party	Interest Rate	Monthly Payment Term(b)	Maturity Date
Borgata	$14,885	$—	$15,422	$—	5.39%	$115	2007
Capitola Mall	—	40,999	—	42,573	7.13%	380	2011
Carmel Plaza	26,674	—	27,064	—	8.18%	202	2009
Casa Grande(c)	7,304	—	—	—	6.75%	41	2009
Chandler Fashion Center	172,904		175,853	—	5.48%	1,043	2012
Chesterfield Towne Center(d)	57,155	—	58,483	—	9.07%	548	2024
Citadel, The(e)	—	—	64,069	—	7.20%	—	—
Crossroads Mall(f)	—	—	—	—	6.26%	—	—
Danbury Fair Mall	182,877	—	189,137	—	4.64%	1,225	2011
Deptford Mall(g)	100,000	—	—	—	5.44%	453	2013
Eastview Commons	9,117	—	9,411	—	5.46%	66	2010
Eastview Mall	102,873	—	104,654	—	5.10%	592	2014
Fiesta Mall	84,000	—	84,000	—	4.88%	346	2015
Flagstaff Mall	37,000	—	37,000	—	4.97%	155	2015
FlatIron Crossing	191,046	—	194,188	—	5.23%	1,102	2013
Freehold Raceway Mall	183,505	—	189,161	—	4.68%	1,184	2011
Fresno Fashion Fair	64,595	—	65,535	—	6.52%	437	2008
Great Northern Mall	40,947	—	41,575	—	5.19%	224	2013
Greece Ridge Center(h)	72,000	—	72,012	—	6.00%	360	2007
Greeley Mall(i)	—	—	28,849	—	6.18%	—	—
La Cumbre Plaza(j)	30,000	—	30,000	—	6.23%	156	2007
La Encantada(k)	51,000	—	45,905	—	7.08%	301	2008
Marketplace Mall	40,473	—	41,545	—	5.30%	267	2017
Northridge Mall(l)	82,514	—	83,840	—	4.84%	453	2009
Northwest Arkansas Mall(e)	—	—	54,442	—	7.33%	—	—
Oaks, The(m)	92,000	—	108,000		6.05%	464	2007
Pacific View	90,231	—	91,512		7.16%	648	2011
Panorama Mall(n)	50,000	—	32,250	—	6.23%	259	2010
Paradise Valley Mall(o)	74,990	—	76,930	—	5.39%	506	2007
Paradise Valley Mall	22,154	—	23,033	—	5.89%	183	2009
Pittsford Plaza	25,278	—	25,930	—	5.02%	160	2013
Prescott Gateway(p)	60,000	—	35,280	—	5.78%	289	2011
Paradise Village Ground Leases(q)	—	—	7,190	—	5.39%	—	—
Queens Center	92,039	—	93,461	—	6.88%	633	2009
Queens Center	110,313	110,312	111,958	111,958	7.00%	1,501	2013
Rimrock Mall	43,452	—	44,032	—	7.45%	320	2011
Rotterdam Square(r)	—	—	9,786	—	6.00%	—	—
Salisbury, Center at(s)	115,000	—	79,875	—	5.79%	554	2016
Santa Monica Place	80,073	—	81,052	—	7.70%	606	2010
Scottsdale/101(t)	—	—	56,000	—	6.05%	262	—
Shoppingtown Mall	46,217	—	47,752	—	5.01%	319	2011
South Plains Mall	59,681	—	60,561	—	8.22%	454	2009
South Towne Center	64,000	—	64,000	—	6.61%	357	2008
Towne Mall	15,291	—	15,724	—	4.99%	101	2012
Twenty Ninth Street(u)	94,080	—	—	—	6.67%	523	2007
Valley River Center(v)	100,000	—	—	—	5.58%	465	2016
Valley View Center	125,000	—	125,000	—	5.72%	596	2011
Victor Valley, Mall of	52,429	—	53,601	—	4.60%	304	2008
Village Center(w)	—	—	6,877	—	5.39%	—	—
Village Fair North	11,210	—	11,524	—	5.89%	82	2008
Village Plaza(x)	—	—	5,024	—	5.39%	—	—
Vintage Faire Mall	65,363	—	66,266	—	7.89%	508	2010
Westside Pavilion	93,513	—	94,895	—	6.67%	628	2008
Wilton Mall	46,604	—	48,541	—	4.79%	349	2009
	$3,179,787	$151,311	$3,088,199	$154,531			

(Dollars in thousands, except per share amounts)

9. Mortgage Notes Payable: (Continued)

(a) *The mortgage notes payable balances include the unamortized debt premiums (discount). Debt premiums (discount) represent the excess (deficiency) of the fair value of debt over (under) the principal value of debt assumed in various acquisitions and are amortized into interest expense over the remaining term of the related debt in a manner that approximates the effective interest method. The interest rate represents the effective interest rate, including the debt premium (discount).*

Debt premiums (discounts) as of December 31, 2006 and 2005 consist of the following:

Property Pledged as Collateral	2006	2005
Borgata	$245	$538
Danbury Fair Mall	17,634	21,862
Eastview Commons	776	979
Eastview Mall	2,018	2,300
Freehold Raceway Mall	15,806	19,239
Great Northern Mall	(191)	(218)
Marketplace Mall	1,813	1,976
Paradise Valley Mall	2	789
Paradise Valley Mall	685	978
Pittsford Plaza	1,025	1,192
Paradise Village Ground Leases	—	30
Rotterdam Square	—	110
Shoppingtown Mall	4,813	5,896
Towne Mall	558	652
Victor Valley, Mall of	377	699
Village Center	—	35
Village Fair North	146	243
Village Plaza	—	130
Wilton Mall	4,195	5,661
	$49,902	$63,091

(b) *This represents the monthly payment of principal and interest.*

(c) *On August 16, 2006, the Company placed a construction note payable on the property for up to $110,000, which bears interest at LIBOR plus a spread of 1.20% to 1.40% depending on certain conditions. The loan matures in August 2009, with two one-year extension options. At December 31, 2006, the total interest rate was 6.75%.*

(d) *In addition to monthly principal and interest payments, contingent interest, as defined in the loan agreement, may be due to the extent that 35% of the amount by which the property's gross receipts exceeds a base amount. Contingent interest expense recognized by the Company was $576, $696 and $658 for the years ended December 31, 2006, 2005 and 2004, respectively.*

(e) *These loans were paid off in full on December 29, 2006 concurrent with the sale of the property (See Note 13—Discontinued Operations).*

(f) *On July 20, 2006, the Company placed a $61,200 loan that bears interest at 6.26% and was set to mature in August 2016. The loan was assumed by a third party concurrent with sale of the property on December 29, 2006 (See Note 13—Discontinued Operations).*

(g) *On December 7, 2006, the Company placed an interest only $100,000 loan that bears interest at 5.44% and matures in January 2013. The loan provides for additional borrowings of up to $72,500 during the one-year period ending December 7, 2007, subject to certain conditions.*

(h) *The floating rate loan bears interest at LIBOR plus 0.65%. The Company has stepped interest rate cap agreements over the term of the loan that effectively prevent LIBOR from exceeding 7.95%. At December 31, 2006 and 2005, the total interest rate was 6.0% and 5.02%, respectively.*

(Dollars in thousands, except per share amounts)

9. Mortgage Notes Payable: (Continued)

(i) The loan is no longer collateralized by the Greeley Mall. In conjunction with the defeasance described in Note 10—Bank and Other Notes Payable, this loan is now classified as a note payable.

(j) The floating rate loan bears interest at LIBOR plus 0.88% that matures on August 9, 2007 with two one-year extensions through August 9, 2009. The Company has an interest rate cap agreement over the loan term which effectively prevents LIBOR from exceeding 7.12%. At December 31, 2006 and 2005, the total interest rate was 6.23% and 5.25%, respectively.

(k) This represents a construction loan that bore interest at LIBOR plus 2.0%. On January 6, 2006, the Company modified the loan to reduce the interest rate to LIBOR plus 1.75% with the opportunity for further reduction upon satisfaction of certain conditions to LIBOR plus 1.50%. The maturity was extended to August 1, 2008 with two extension options of eighteen and twelve months, respectively. At December 31, 2006 and 2005, the total interest rate was 7.08% and 6.39%, respectively.

(l) The loan bore interest at LIBOR plus 2.0% for six months and then converted at January 1, 2005 to a fixed rate loan at 4.94%. The effective interest rate over the entire term is 4.84%.

(m) Concurrent with the acquisition of the property, the Company placed a $108,000 loan bearing interest at LIBOR plus 1.15% and maturing July 1, 2004 with three consecutive one-year options. $92,000 of the loan was at LIBOR plus 0.7% and $16,000 was at LIBOR plus 3.75%. The Company extended the loan maturity to July 2007. In May 2006, the Company paid off $16,000 of the loan. On February 2, 2007, the Company paid off the remaining $92,000 loan balance. The Company had an interest rate cap agreement over the loan term which effectively prevented LIBOR from exceeding 7.10%. At December 31, 2006 and 2005, the total interest rate was 6.05% and 5.25%, respectively.

(n) On February 15, 2006, the Company paid off the existing $32,250 floating rate loan that bore interest at LIBOR plus 1.65% and replaced it with a $50,000 floating rate loan that bears interest at LIBOR plus 0.85% and matures in February 2010. There is an interest rate cap agreement on the new loan which effectively prevents LIBOR from exceeding 6.65%. At December 31, 2006 and 2005, the total interest rate was 6.23% and 4.90%, respectively.

(o) This loan was paid off in full on January 2, 2007.

(p) On November 14, 2006, the Company paid off the existing $35,280 floating rate loan and replaced it with a $60,000 fixed rate loan that bears interest of 5.78% and matures in December 2011. At December 31, 2006 and 2005, the total interest rate was 5.78% and 6.03%, respectively.

(q) This loan was paid off in full on January 3, 2006.

(r) This loan was paid off in full on September 1, 2006.

(s) This floating rate loan bore interest at LIBOR plus 1.375% and was to mature on February 20, 2006. On April 19, 2006, the Company refinanced the loan on the property. The existing loan was replaced with a $115,000 loan bearing interest at 5.79% and maturing on May 1, 2016.

(t) The loan was paid off in June 2006 concurrent with the sale of the property (See Note 13—Discontinued Operations).

(u) On June 7, 2006, the Company placed a construction note payable on the property for up to $115,000, which bears interest at LIBOR plus a spread of 1.1% to 1.25% depending on certain conditions. The loan matures in June 2007, with two one-year extension options. At December 31, 2006, the total interest rate was 6.67%.

(v) Concurrent with the acquisition of this property, the Company placed a $100,000 loan that bears interest at 5.58% and matures on February 16, 2016. On January 23, 2007, the Company exercised an earn-out provision under the loan agreement and borrowed an additional $20,000 at a fixed rate of 5.64%.

(Dollars in thousands, except per share amounts)

9. Mortgage Notes Payable: (Continued)

(w) The loan was paid off in on January 3, 2006.

(x) This loan was paid off in full on August 1, 2006.

Most of the mortgage loan agreements contain a prepayment penalty provision for the early extinguishment of the debt.

Total interest expense capitalized during 2006, 2005 and 2004 was $14,927, $9,994 and $12,132, respectively.

Related party mortgage notes payable are amounts due to affiliates of NML. See Note 11—Related Party Transactions, for interest expense associated with loans from NML.

The fair value of mortgage notes payable is estimated to be approximately $3,854,913 and $3,341,000, at December 31, 2006 and 2005, respectively, based on current interest rates for comparable loans.

The above debt matures as follows:

Year Ending December 31,	Amount
2007	$256,901
2008	468,556
2009	363,551
2010	185,370
2011	595,866
Thereafter	1,460,854
	$3,331,098

10. Bank and Other Notes Payable:

The Company had a $1,000,000 revolving line of credit that was set to mature on July 30, 2007 plus a one-year extension. On July 20, 2006, the Company amended and expanded the revolving line of credit to $1,500,000 and extended the maturity to April 25, 2010 with a one-year extension option. The interest rate, after amendment, fluctuated from LIBOR plus 1.0% to LIBOR plus 1.35% depending on the Company's overall leverage. In September 2006, the Company entered into an interest rate swap agreement that effectively fixed the interest rate on $400,000 of the outstanding balance of the line of credit at 6.23% until April 25, 2011. As of December 31, 2006 and 2005, borrowings outstanding were $934,500 and $863,000 at an average interest rate, net of the $400,000 swapped portion, of 6.60% and 5.93%, respectively.

(Dollars in thousands, except per share amounts)

10. Bank and Other Notes Payable: (Continued)

On May 13, 2003, the Company issued $250,000 in unsecured notes maturing in May 2007 with a one-year extension option bearing interest at LIBOR plus 2.50%. The proceeds were used to pay down the Company's line of credit. At December 31, 2006 and 2005, $250,000 was outstanding at an interest rate of 6.94% and 6.0%, respectively. The Company had an interest rate swap agreement from November 2003 to October 13, 2005, which effectively fixed the LIBOR rate at 4.45%. On April 25, 2005, the Company modified the notes and reduced the interest rate from LIBOR plus 2.5% to LIBOR plus 1.5%.

On April 25, 2005, concurrent with the Wilmorite acquisition (See Note 12—Acquisitions), the Company obtained a five-year, $450,000 term loan bearing interest at LIBOR plus 1.50% and a $650,000 acquisition loan which had a term of up to two years and bore interest initially at LIBOR plus 1.60%. In November 2005, the Company entered into an interest rate swap agreement that effectively fixed the interest rate of the $450,000 term loan at 6.30% from December 1, 2005 to April 25, 2010. At December 31, 2005, the entire term loan and $619,000 of the acquisition loan were outstanding with interest rates of 6.30% and 6.04%, respectively. On January 19, 2006, concurrent with a stock offering (See Note 20—Stock Offering), the acquisition loan was paid off in full, resulting in a loss on early extinguishment of debt of $1,782. As of December 31, 2006, the entire term loan was outstanding with an interest rate of 6.30%.

On July 27, 2006, concurrent with the sale of Greeley Mall (See Note 13—Discontinued Operations), the Company provided marketable securities to replace Greeley Mall as collateral for the mortgage note payable on the property. As a result of this transaction, the debt has been reclassified to bank and other notes payable. This note bears interest at 6.18% and matures in September 2013. As of December 31, 2006, the note had a balance outstanding of $28,281.

As of December 31, 2006 and 2005, the Company was in compliance with all applicable loan covenants.

11. Related-Party Transactions:

Certain unconsolidated joint ventures have engaged the Management Companies to manage the operations of the Centers. Under these arrangements, the Management Companies are reimbursed for compensation paid to on-site employees, leasing agents and project managers at the Centers, as well as insurance costs and other

(Dollars in thousands, except per share amounts)

11. Related-Party Transactions: (Continued)

administrative expenses. The following are fees charged to unconsolidated joint ventures for the years ended December 31:

	2006	2005	2004
Management Fees			
MMC	$10,520	$11,096	$9,678
Westcor Management Companies	6,812	6,163	5,008
Wilmorite Management Companies	1,551	747	—
	$18,883	$18,006	$14,686
Development and Leasing Fees			
MMC	$704	$1,866	$868
Westcor Management Companies	5,136	2,295	2,296
Wilmorite Management Companies	79	772	—
	$5,919	$4,933	$3,164

Certain mortgage notes on the properties are held by NML (See Note 9—Mortgage Notes Payable). Interest expense in connection with these notes was $10,860, $9,638 and $5,800 for the years ended December 31, 2006, 2005 and 2004, respectively. Included in accounts payable and accrued expenses is interest payable to these partners of $793 and $782 at December 31, 2006 and 2005, respectively.

As of December 31, 2006 and 2005, the Company had loans to unconsolidated joint ventures of $708 and $1,415, respectively. Interest income associated with these notes was $734, $452 and $426 for the years ended December 31, 2006, 2005 and 2004, respectively. These loans represent initial funds advanced to development stage projects prior to construction loan funding. Correspondingly, loan payables in the same amount have been accrued as an obligation by the various joint ventures.

Due from affiliates of $4,282 and $4,258 at December 31, 2006 and 2005, respectively, represents unreimbursed costs and fees due from unconsolidated joint ventures under management agreements.

Certain Company officers and affiliates have guaranteed mortgages of $21,750 at one of the Company's joint venture properties.

(Dollars in thousands, except per share amounts)

12. Acquisitions:

The Company has completed the following acquisitions during the years ended December 31, 2006, 2005 and 2004:

Wilmorite:

On April 25, 2005, the Company and the Operating Partnership acquired Wilmorite Properties, Inc., a Delaware corporation ("Wilmorite") and Wilmorite Holdings, L.P., a Delaware limited partnership ("Wilmorite Holdings"). The results of Wilmorite and Wilmorite Holding's operations have been included in the Company's consolidated financial statements since that date. Wilmorite's portfolio included interests in 11 regional malls and two open-air community shopping centers with 13.4 million square feet of space located in Connecticut, New York, New Jersey, Kentucky and Virginia.

The total purchase price was approximately $2,333,333, plus adjustments for working capital, including the assumption of approximately $877,174 of existing debt with an average interest rate of 6.43% and the issuance of $212,668 of participating convertible preferred units ("PCPUs"), $21,501 of non-participating convertible preferred units and $5,815 of common units in Wilmorite Holdings. The balance of the consideration to the equity holders of Wilmorite and Wilmorite Holdings was paid in cash, which was provided primarily by a five-year, $450,000 term loan bearing interest at LIBOR plus 1.50% and a $650,000 acquisition loan which had a term of up to two years and bore interest initially at LIBOR plus 1.60%. In January 2006, the acquisition loan was paid off in full (See Note 10—Bank and Other Notes Payable). An affiliate of the Operating Partnership is the general partner, and together with other affiliates, own approximately 83% of Wilmorite Holdings, with the remaining 17% held by those limited partners of Wilmorite Holdings who elected to receive convertible preferred units or common units in Wilmorite Holdings rather than cash. The PCPUs can be redeemed, subject to certain conditions, for the portion of the Wilmorite portfolio that consists of Eastview Mall, Eastview Commons, Greece Ridge Center, Marketplace Mall and Pittsford Plaza. That right is exercisable during a period of three months beginning on August 31, 2007.

On an unaudited pro forma basis, reflecting the acquisition of Wilmorite as if it had occurred on January 1, 2004, the Company would have reflected net income available to common stockholders of $41,962 and $52,808, net income available to common stockholders on a diluted per share basis of $0.71 and $0.90 and total consolidated revenues of $832,152 and $750,205 for the years ended December 31, 2005 and 2004, respectively.

(Dollars in thousands, except per share amounts)

12. Acquisitions: (Continued)

The following table summarizes the fair values of the assets acquired and the liabilities assumed at the date of acquisition:

Assets:	
Property	$1,798,487
Investments in unconsolidated joint ventures	443,681
Other assets	225,275
Total assets	2,467,443
Liabilities:	
Mortgage notes payable	809,542
Other liabilities	130,191
Minority interest	96,196
Total liabilities	1,035,929
Net assets acquired	$1,431,514

Valley River:

On February 1, 2006, the Company acquired Valley River Center, an 835,694 square foot super-regional mall in Eugene, Oregon. The total purchase price was $187,500 and concurrent with the acquisition, the Company placed a $100,000 loan on the property. The balance of the purchase price was funded by cash and borrowings under the Company's line of credit. The results of Valley River Center's operations have been included in the Company's consolidated financial statements since the acquisition date.

Federated:

On July 26, 2006, the Company purchased 11 department stores located in 10 of its Centers from Federated Department Stores, Inc. for approximately $100,000. The purchase price consisted of a $93,000 cash payment and a future $7,000 obligation to be paid in connection with future development work by Federated. The Company's share of the purchase price of $81,043 was funded in part from the proceeds of sales of properties and from borrowings under the line of credit. The balance of the purchase price was paid by the Company's joint venture partners where four of the eleven stores were located. The purchase price allocation included in the Company's balance sheet as of December 31, 2006 was based on information available at that time. Subsequent adjustments to the allocation may be made based on additional information.

Deptford:

On December 1, 2006, the Company acquired the Deptford Mall, a 1,039,840 square foot super-regional mall in Deptford, New Jersey. The total purchase price was $240,055. The purchase price was funded by cash and borrowings under the Company's line of credit. Subsequently, the Company placed a $100,000 loan on the property. The proceeds from the loan were used to pay down the Company's line of credit. The results of Deptford Mall's operations have been included in the Company's consolidated financial statements since the acquisition date. The purchase price allocation included in the Company's balance sheet as of December 31, 2006 was based on information available at that time. Subsequent adjustments to the allocation will be made based on additional information.

(Dollars in thousands, except per share amounts)

13. Discontinued Operations:

The following dispositions occurred during the years ended December 31, 2006, 2005 and 2004:

On December 16, 2004, the Company sold Westbar for $47,500 resulting in a gain on sale of asset of $6,781.

On January 5, 2005, the Company sold Arizona Lifestyle Galleries for $4,300. The sale of this property resulted in a gain on sale of asset of $297.

On June 9, 2006, the Company sold Scottsdale/101 for $117,600 resulting in a gain on sale of asset of $62,633. The Company's share of the gain was $25,802. The Company's pro rata share of the proceeds were used to pay down the Company's line of credit.

On July 13, 2006, the Company sold Park Lane Mall for $20,000 resulting in a gain on sale of asset of $5,853.

On July 27, 2006, the Company sold Holiday Village and Greeley Mall in a combined sale for $86,800, resulting in a gain on sale of asset of $28,711. Concurrent with the sale, the Company defeased the mortgage note payable on Greeley Mall. As a result of the defeasance, the lender's secured interest in the property was replaced with a secured interest in marketable securities (See Note 7—Marketable Securities). This transaction did not meet the criteria for extinguishment of debt under SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities."

On August 11, 2006, the Company sold Great Falls Marketplace for $27,500 resulting in a gain on sale of asset of $11,826.

The proceeds from the sale of Park Lane, Holiday Village, Greeley Mall and Great Falls Marketplace were used in part to fund the Company's pro rata share of the purchase price of the Federated stores acquisition (See Note 12—Acquisitions) and pay down the line of credit.

On December 29, 2006, the Company sold Citadel Mall, Northwest Arkansas Mall and Crossroads Mall in a combined sale for $373,800, resulting in a gain of $132,671. The proceeds were used to pay down the Company's line of credit and pay off the mortgage note payable on Paradise Valley Mall (See Note 9—Mortgage Notes Payable).

The Company has classified the results of operations for the years ended December 31, 2006, 2005 and 2004 for all of the above dispositions as discontinued operations. The carrying value of the properties sold in 2006 at December 31, 2005 and 2004 was $168,475 and $171,283, respectively.

(Dollars in thousands, except per share amounts)

13. Discontinued Operations: (Continued)

Revenues and income were as follows:

	Year Ended December 31,		
	2006	2005	2004
Revenues:			
Westbar	$—	$—	$4,784
Arizona LifeStyle Galleries	—	—	288
Scottsdale/101	4,668	9,777	6,907
Park Lane Mall	1,510	3,091	2,963
Holiday Village	2,900	5,156	4,801
Greeley Mall	4,344	7,046	6,200
Great Falls Marketplace	1,773	2,680	2,634
Citadel Mall	15,729	15,278	15,385
Northwest Arkansas Mall	12,918	12,584	12,713
Crossroads Mall	11,479	10,923	11,228
Total	$55,321	$66,535	$67,903
Income from operations:			
Westbar	$—	$—	$1,775
Arizona LifeStyle Galleries	—	(4)	(1,023)
Scottsdale/101	344	(206)	(325)
Park Lane Mall	44	839	907
Holiday Village	1,179	2,753	1,903
Greeley Mall	574	873	457
Great Falls Marketplace	1,136	1,668	1,616
Citadel Mall	2,546	1,831	1,991
Northwest Arkansas Mall	3,429	2,903	3,088
Crossroads Mall	2,124	3,250	3,961
Total	$11,376	$13,907	$14,350

(Dollars in thousands, except per share amounts)

14. Future Rental Revenues:

Under existing non-cancelable operating lease agreements, tenants are committed to pay the following minimum rental payments to the Company:

Year Ending December 31,	
2007	$387,952
2008	345,600
2009	314,801
2010	279,999
2011	236,309
Thereafter	714,298
	$2,278,959

15. Commitments and Contingencies:

The Company has certain properties subject to non-cancelable operating ground leases. The leases expire at various times through 2097, subject in some cases to options to extend the terms of the lease. Certain leases provide for contingent rent payments based on a percentage of base rental income, as defined. Ground rent expenses were $4,235, $3,860 and $2,530 for the years ended December 31, 2006, 2005 and 2004, respectively. No contingent rent was incurred for the years ended December 31, 2006, 2005 and 2004.

Minimum future rental payments required under the leases are as follows:

Year Ending December 31,	
2007	$5,251
2008	5,273
2009	5,303
2010	5,338
2011	5,362
Thereafter	237,371
	$263,898

As of December 31, 2006 and 2005, the Company is contingently liable for $6,087 and $5,616, respectively, in letters of credit guaranteeing performance by the Company of certain obligations relating to the Centers. The Company does not believe that these letters of credit will result in a liability to the Company. In addition, the Company has a $24,000 letter of credit that serves as collateral to a liability assumed in the acquisition of Wilmorite (See Note 12—Acquisitions).

(Dollars in thousands, except per share amounts)

16. Share-Based Plans:

The Company has established share-based compensation plans for the purpose of attracting and retaining executive officers, directors and key employees. In addition, the Company has established an Employee Stock Purchase Plan ("ESPP") to allow employees to purchase the Company's common stock at a discount.

On January 1, 2006, the Company adopted SFAS No. 123(R), "Share-Based Payment," to account for its share-based compensation plans using the modified-prospective method. Accordingly, prior period amounts have not been restated. Under SFAS No. 123(R), an equity instrument is not recorded to common stockholders' equity until the related compensation expense is recorded over the requisite service period of the award. The Company records compensation expense on a straight-line basis for awards exclusive of the Long-Term Incentive Plan awards. Prior to the adoption of SFAS No. 123(R), and in accordance with the previous accounting guidance, the Company recognized compensation expense and an increase to additional paid in capital for the fair value of vested stock awards and stock options. In addition, the Company recognized compensation expense and a corresponding liability for the fair value of vested stock units issued under the Eligible Directors' Deferred Compensation/Phantom Stock Plan ("Directors' Phantom Stock Plan").

In connection with the adoption of SFAS No. 123(R), the Company determined that $6,000 included in other accrued liabilities at December 31, 2005, in connection with the Directors' Phantom Stock Plan, should be included in additional paid-in capital. Additionally, the Company reclassified $15,464 from the Unamortized Restricted Stock line item within equity to additional paid-in capital. The Company made these reclassifications during the year ended December 31, 2006.

2003 Equity Incentive Plan:
The 2003 Equity Incentive Plan ("2003 Plan") authorizes the grant of stock awards, stock options, stock appreciation rights, stock units, stock bonuses, performance based awards, dividend equivalent rights and operating partnership units or other convertible or exchangeable units. As of December 31, 2006, only stock awards, limited operating partnership units and stock options have been granted under the 2003 Plan. All awards granted under the 2003 Plan have a term of 10 years or less. These awards were generally granted based on certain performance criteria for the Company and the employees. The aggregate number of shares of common stock that may be issued under the 2003 Plan is 6,000,000 shares. As of December 31, 2006, there were 5,134,664 shares available for issuance under the 2003 Plan.

The following stock awards, limited operating partnership units and stock options have been granted under the 2003 Plan:

Stock Awards

The outstanding stock awards vest over three years and the compensation cost related to the grants are determined by the market value at the grant date and are amortized over the vesting period on a straight-line

(Dollars in thousands, except per share amounts)

16. Share-Based Plans: (Continued)

basis. Stock awards are subject to restrictions determined by the Company's compensation committee. Stock awards have the same dividend and voting rights as common stock. Compensation cost for stock awards was $14,190, $11,528 and $8,394 for the years ended December 31, 2006, 2005 and 2004, respectively. As of December 31, 2006, there was $15,256 of total unrecognized compensation cost related to non-vested stock awards. This cost is expected to be recognized over a weighted average period of three years.

On October 31, 2006, as part of a separation agreement with a former executive, the Company accelerated the vesting of 34,829 shares of stock awards. As result of the accelerated vesting, the Company recognized an additional $610 in compensation cost.

Long-Term Incentive Plan Units

On October 26, 2006, The Macerich Company 2006 Long-Term Incentive Plan ("2006 LTIP"), a long-term incentive compensation program, was approved pursuant to the 2003 Plan. Under the 2006 LTIP, each award recipient is issued a new form of limited operating partnership units ("LTIP Units") in the Operating Partnership. The LTIP Units vest over a three-year period based on the percentile ranking of the Company in terms of total return to stockholders (the "Total Return") per common stock share relative to the Total Return of a group of peer REITs, as measured at the end of each year of the measurement period. Upon the occurence of specified events and subject to the satisfaction of applicable vesting conditions, LTIP Units are ultimately redeemable for common stock on a one-unit for one-share basis. LTIP Units receive cash dividends based on the dividend amount paid on the common stock. On October 26, 2006, the Company granted 215,709 LTIP Units to four executive officers at a weighted average grant date fair value of $80.04. None of the granted LTIP Units were vested at December 31, 2006. Compensation expense for LTIP Units was $685 for the year ended December 31, 2006. As of December 31, 2006, there was $10,520 of unrecognized cost related to non-vested LTIP Units, which is expected to be recognized over the three years ending December 31, 2009 using the graded attribution method.

The fair value of the Company's LTIP Units was estimated on the date of grant using a Monte Carlo Simulation model. The stock price of the Company, along with the stock prices of the group of peer REITs, was assumed to follow the Multivariate Geometric Brownian Motion Process. Multivariate Geometric Brownian Motion is a common assumption when modeling in financial markets, as it allows the modeled quantity (in this case, the stock price) to vary randomly from its current value and take any value greater than zero. The volatilities of the returns on the price of the Company and the peer group REITs were estimated based on a three year look-back period. The expected growth rate of the stock prices over the three year "derived service period" were determined with consideration of the three year risk free rate as of the grant date.

(Dollars in thousands, except per share amounts)

16. Share-Based Plans: (Continued)

Stock Options

On October 8, 2003, the Company granted 2,500 stock options at a weighted average exercise price of $39.43. These outstanding stock options vested six months after the grant date and were issued with a strike price equal to the fair value of the common stock at the grant date. The term of these stock options is ten years from the grant date. The Company has not issued stock options since 2003. All outstanding stock options were fully vested as of December 31, 2004 and therefore, were not impacted by the adoption of SFAS No. 123(R).

The following table summarizes the activity of non-vested stock awards during the years ended December 31, 2006, 2005 and 2004:

	Stock Awards	
	Number of Shares	Weighted Average Grant Date Fair Value
Balance at January 1, 2004	681,550	$29.33
Granted	153,692	$53.90
Vested	(320,114)	$27.68
Forfeited	(3,982)	$34.76
Balance at December 31, 2004	511,146	$38.38
Granted	260,898	$53.28
Vested	(247,371)	$36.35
Forfeited	(1,019)	$50.47
Balance at December 31, 2005	523,654	$47.07
Granted	185,976	$73.93
Vested	(314,733)	$44.95
Forfeited	(2,603)	$64.24
Balance at December 31, 2006	392,294	$61.06

Total fair value of stock awards vested during the years ended December 31, 2006, 2005 and 2004 were $23,302, $13,267 and $16,873, respectively.

Directors' Phantom Stock Plan:

The Directors' Phantom Stock Plan offers non-employee members of the board of directors ("Directors") the opportunity to defer their cash compensation and to receive that compensation in common stock rather than in cash after termination of service or a predetermined period. Compensation generally includes the annual retainer and regular meeting fees payable by the Company to the Directors. Every Director has elected to receive their compensation in common stock. Deferred amounts are credited as units of phantom stock at the beginning of

(Dollars in thousands, except per share amounts)

16. Share-Based Plans: (Continued)

each three-year deferral period by dividing the present value of the deferred compensation by the average fair market value of the Company's common stock at the date of award. Compensation expense related to the phantom stock award was determined by the amortization of the value of the stock units on a straight-line basis over the applicable three-year service period. The stock units (including dividend equivalents) vest as the Directors' services (to which the fees relate) are rendered. Vested phantom stock units are ultimately paid out in common stock on a one-unit for one-share basis. Stock units receive dividend equivalents in the form of additional stock units, based on the dividend amount paid on the common stock. Compensation expense for stock awards was $534, $1,128 and $1,750 for the years ended December 31, 2006, 2005 and 2004, respectively. The aggregate number of phantom stock units that may be granted under the Directors' Phantom Stock Plan is 250,000. As of December 31, 2006, there were 131,084 units available for grant under the Directors' Phantom Stock Plan. As of December 31, 2006, there was no unrecognized cost related to non-vested phantom stock units.

The following table summarizes the activity of the non-vested phantom stock units:

	Number of Shares	Weighted Average Exercise Price
Balance at January 1, 2004	17,576	$43.70
Granted	5,393	$50.90
Vested	(11,252)	$47.15
Forfeited	—	—
Balance at December 31, 2004	11,717	$38.38
Granted	3,957	$53.28
Vested	(9,816)	$51.86
Forfeited	—	—
Balance at December 31, 2005	5,858	$43.70
Granted	3,707	$74.90
Vested	(9,565)	$55.79
Forfeited	—	—
Balance at December 31, 2006	—	

During 2004, the Company issued 17,862 shares of common stock at a value of $934 for an equivalent number of vested phantom stock units.

Employee Stock Purchase Plan:

The ESPP authorizes eligible employees to purchase the Company's common stock through voluntary payroll deduction made during periodic offering periods. Under the plan, common stock is purchased at a 10% discount from the lesser of the fair value of common stock at the beginning and ending of the offering period. A maximum of 750,000 shares of common stock is available for purchase under the ESPP. The number of shares available for future purchase under the plan at December 31, 2006 was 732,821.

(Dollars in thousands, except per share amounts)

16. Share-Based Plans: (Continued)

Other Share-Based Plans

Prior to the adoption of the 2003 Plan, the Company had several other share-based plans. Under these plans, 427,822 stock options were outstanding as of December 31, 2006. No additional shares may be issued under these plans. All stock options outstanding under these plans were fully vested as of December 31, 2005 and were, therefore, not impacted by the adoption of SFAS No. 123(R). As of December 31, 2006, all of the outstanding shares are exercisable at a weighted average price of $24.07. The weighted average remaining contractual life for options outstanding and exercisable was three years.

17. Profit Sharing Plan:

The Company has a retirement profit sharing plan that covers substantially all of its eligible employees. The plan is qualified in accordance with section 401(a) of the Internal Revenue Code. Effective January 1, 1995, this plan was modified to include a 401(k) plan whereby employees can elect to defer compensation subject to Internal Revenue Service withholding rules. This plan was further amended effective February 1, 1999, to add The Macerich Company

Common Stock Fund as a new investment alternative under the plan. A total of 150,000 shares of common stock were reserved for issuance under the plan. Contributions by the Company to the plan were made at the discretion of the Board of Directors and were based upon a specified percentage of employee compensation. The Company contributed $1,694 during the year ended December 31, 2004. On January 1, 2004, the plan adopted the "Safe Harbor" provision under Sections 401(k)(12) and 401(m)(11) of the Internal Revenue Code. In accordance with these newly adopted provisions, the Company began matching contributions equal to 100 percent of the first three percent of compensation deferred by a participant and 50 percent of the next two percent of compensation deferred by a participant. During the years ended December 31, 2006 and 2005, these matching contributions made by the Company were $1,747 and $1,984, respectively. Contributions are recognized as compensation in the period they are made.

18. Deferred Compensation Plans:

The Company has established deferred compensation plans under which key executives of the Company may elect to defer receiving a portion of their cash compensation otherwise payable in one calendar year until a later year. The Company may, as determined by the Board of Directors at its sole discretion, credit a participant's account with an amount equal to a percentage of the participant's deferral. The Company contributed $712, $595 and $632 to the plans during the years ended December 31, 2006, 2005 and 2004, respectively. Contributions are recognized as compensation in the periods they are made.

In addition, certain executives have split dollar life insurance agreements with the Company whereby the Company generally pays annual premiums on a life insurance policy in an amount equal to the executives deferral under one of the Company's deferred compensation plans. Since July 30, 2002, the effective date of the Sarbanes-Oxley Act of 2002, the Company has not made any premium payments on the policies.

(Dollars in thousands, except per share amounts)

19. Income Taxes:

The Company elected to be taxed as a REIT under the Internal Revenue Code with its taxable year ended December 31, 1994. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement that it distribute at least 90% of its taxable income to its stockholders. It is management's current intention to adhere to these requirements and maintain the Company's REIT status. As a REIT, the Company generally will not be subject to corporate level federal income tax on net income it distributes currently to its stockholders. If the Company fails to qualify as a REIT in any taxable year, then it will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property and to federal income and excise taxes on its undistributed taxable income, if any.

Each partner is taxed individually on its share of partnership income or loss, and accordingly, no provision for federal and state income tax is provided for the Operating Partnership in the consolidated financial statements.

The following table reconciles net income available to common stockholders to taxable income available to common stockholders for the year ended December 31:

	2006	2005	2004
Net income available to common stockholders	$228,022	$52,588	$82,493
Add: Book depreciation and amortization available to common stockholders	261,065	197,861	117,882
Less: Tax depreciation and amortization available to common stockholders	(203,961)	(161,108)	(101,122)
Book/tax difference on gain on divestiture of real estate	(82,502)	253	(3,383)
Book/tax difference related to SFAS 141 purchase price allocation and market value debt adjustment (excluding SFAS 141 depreciation and amortization)	(6,403)	(16,962)	(12,436)
Other book/tax differences, net(1)	(7,675)	5,798	(3,529)
Taxable income available to common stockholders	$188,546	$78,430	$79,905

(1) Primarily due to due to timing differences relating to straight-line rents and prepaid rents, stock option exercises deductible for tax purposes and investments in unconsolidated joint ventures and Taxable REIT Subsidiaries ("TRSs").

(Dollars in thousands, except per share amounts)

19. Income Taxes: (Continued)

For income tax purposes, distributions paid to common stockholders consist of ordinary income, capital gains, unrecaptured Section 1250 gain and return of capital or a combination thereof. The following table details the components of the distributions, on a per share basis, for the years ended December 31:

	2006		2005		2004	
Ordinary income	$1.14	41.4%	$1.41	53.6%	$1.58	63.7%
Qualified dividends	—	0.0%	0.07	2.7%	—	0.0%
Capital gains	0.93	33.8%	0.03	1.1%	0.03	1.2%
Unrecaptured Section 1250 gain	0.66	24.0%	—	0.0%	—	0.0%
Return of capital	0.02	0.8%	1.12	42.6%	0.87	35.1%
Dividends paid	$2.75	100.0%	$2.63	100.0%	$2.48	100.0%

The Company has made Taxable REIT Subsidiary elections for all of its corporate subsidiaries other than its Qualified REIT Subsidiaries. The elections, effective for the year beginning January 1, 2001 and future years were made pursuant to section 856(l) of the Internal Revenue Code. The Company's TRSs are subject to corporate level income taxes which are provided for in the Company's consolidated financial statements. The Company's primary TRSs include Macerich Management Company and Westcor Partners, LLC.

The income tax expense (benefit) of the TRSs for the years ended December 31, 2006, 2005 and 2004 is as follows:

	2006	2005	2004
Current	$35	$1,171	$570
Deferred	(2)	(3,202)	(6,036)
Total income tax expense (benefit)	$33	$(2,031)	$(5,466)

Income tax benefit of the TRSs for the years ended December 31, 2006, 2005 and 2004 are reconciled to the amount computed by applying the Federal Corporate tax rate as follows:

	2006	2005	2004
Book income (loss) for taxable REIT subsidiaries	$466	$(3,729)	$2,595
Tax at statutory rate on earnings from continuing operations before income taxes	$158	$(1,267)	$882
Stock-based compensation	(652)	(844)	(1,753)
Change in tax rate relating to change in tax status	—	—	(2,964)
Change in state tax rate	(290)	—	(394)
Tax at statutory rate on earnings not subject to federal income taxes and other	817	80	(1,237)
Income tax expense (benefit)	$33	$(2,031)	$(5,466)

(Dollars in thousands, except per share amounts)

19. Income Taxes: (Continued)

SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The deferred tax assets and liabilities of the TRS's relate primarily to differences in the book and tax bases of property and to operating loss carryforwards for federal and state income tax purposes. A valuation allowance for deferred tax assets is provided if the Company believes it is more likely than not that all or some portion of the deferred tax assets will not be realized. Realization of deferred tax assets is dependent on the Company generating sufficient taxable income in future periods. The net operating loss carryforwards are currently scheduled to expire through 2026, beginning in 2011.

The tax effects of temporary differences and carryforwards of the TRSs included in the net deferred tax assets at December 31, 2006 and 2005 are summarized as follows:

	2006	2005
Net operating loss carryforwards	$14,797	$14,146
Property, primarily differences in depreciation and amortization, the tax basis of land assets and treatment of certain other costs	(5,095)	(5,033)
Other	1,525	1,143
Net deferred tax assets	$11,227	$10,256

20. Stock Offering:

On January 19, 2006, the Company issued 10,952,381 common shares for net proceeds of $746,485. The proceeds from issuance of the shares were used to pay off the $619,000 acquisition loan (See Note 10—Bank and Other Notes Payable) and to pay down a portion of the Company's line of credit pending use to pay part of the purchase price for Valley River Center (See Note 12—Acquisitions).

21. Cumulative Convertible Redeemable Preferred Stock:

On February 25, 1998, the Company issued 3,627,131 shares of Series A cumulative convertible redeemable preferred stock ("Series A Preferred Stock") for proceeds totaling $100,000 in a private placement. The preferred stock can be converted on a one for one basis into common stock and will pay a quarterly dividend equal to the greater of $0.46 per share, or the dividend then payable on a share of common stock.

No dividends will be declared or paid on any class of common or other junior stock to the extent that dividends on Series A Preferred Stock have not been declared and/or paid.

The holders of Series A Preferred Stock have redemption rights if a change in control of the Company occurs, as defined under the Articles Supplementary. Under such circumstances, the holders of the Series A Preferred Stock

(Dollars in thousands, except per share amounts)

21. Cumulative Convertible Redeemable Preferred Stock: (Continued)

are entitled to require the Company to redeem their shares, to the extent the Company has funds legally available therefor, at a price equal to 105% of its liquidation preference plus accrued and unpaid dividends. The Series A Preferred Stock holder also has the right to require the Company to repurchase its shares if the Company fails to be taxed as a REIT for federal tax purposes at a price equal to 115% of its liquidation preference plus accrued and unpaid dividends, to the extent funds are legally available therefor.

22. Segment Information:

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," established standards for disclosure about operating segments and related disclosures about products and services, geographic areas and major customers. The Company currently operates in one business segment, the acquisition, ownership, development, redevelopment, management and leasing of regional and community shopping centers. Additionally, the Company operates in one geographic area, the United States.

23. Quarterly Financial Data (Unaudited):

The following is a summary of quarterly results of operations for 2006 and 2005:

	2006 Quarter Ended				2005 Quarter Ended			
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Revenues(1)	$233,806	$212,106	$207,834	$212,656	$209,865	$201,590	$186,506	$148,173
Net income available to common stockholders	$147,929	$46,968	$25,672	$7,453	$23,637	$4,064	$6,747	$18,140
Net income available to common stockholders per share—basic	$2.07	$0.66	$0.36	$0.11	$0.39	$0.07	$0.11	$0.31
Net income available to common stockholders per share—diluted	$1.98	$0.66	$0.36	$0.11	$0.39	$0.07	$0.11	$0.30

(1) Revenues as reported in the Company's Form 10-Q's have been reclassified to reflect SFAS No. 144 for discontinued operations.

24. Subsequent Events:

On February 9, 2007, the Company declared a dividend/distribution of $0.71 per share for common stockholders and OP Unit holders of record on February 23, 2007. In addition, the Company declared a dividend of $0.71 on the Company's Series A Preferred Stock. On February 9, 2007, MACWH, LP declared a distribution of $0.96 per unit for its convertible preferred unit holders and $0.71 per unit for its common unit holders of record on February 23, 2007. All dividends/distributions will be payable on March 8, 2007.

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Trustees and Stockholders of
Pacific Premier Retail Trust

We have audited the accompanying consolidated balance sheets of Pacific Premier Retail Trust, a Maryland Real Estate Investment Trust (the "Trust") as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the consolidated financial statement schedule listed in the Index at Item 15(a)(4), as of and for the years ended December 31, 2006, 2005 and 2004. These consolidated financial statements and the consolidated financial statement schedules are the responsibility of the Trust's management. Our responsibility is to express an opinion on these consolidated financial statements and the consolidated financial statement schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such 2006, 2005 and 2004 financial statements present fairly, in all material respects, the financial position of the Trust as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, based on our audits the consolidated financial statement schedules as of and for the years ended December 31, 2006, 2005 and 2004, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

Deloitte & Touche LLP
Los Angeles, California
February 27, 2007

PACIFIC PREMIER RETAIL TRUST
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except share amounts)

	December 31,	
	2006	2005
ASSETS		
Property, net	$987,820	$991,754
Cash and cash equivalents	8,939	8,492
Restricted cash	1,319	1,771
Tenant receivables, net	6,684	2,727
Deferred rent receivable	9,999	9,896
Deferred charges, net	10,243	9,395
Other assets	2,128	1,679
Total assets	$1,027,132	$1,025,714
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Mortgage notes payable:		
Related parties	$70,146	$73,967
Others	760,736	746,861
Total	830,882	820,828
Accounts payable	1,262	17,188
Accrued interest payable	4,014	4,022
Tenant security deposits	2,047	1,852
Other accrued liabilities	9,093	7,720
Due to related parties	772	964
Total liabilities	848,070	852,574
Commitments and contingencies		
Stockholders' equity:		
Series A and Series B redeemable preferred stock, $.01 par value, 625 shares authorized, issued and outstanding at December 31, 2006 and 2005	—	—
Series A and Series B common stock, $.01 par value, 219,611 shares authorized issued and outstanding at December 31, 2006 and 2005	2	2
Additional paid-in capital	307,613	307,613
Accumulated deficit	(128,553)	(134,475)
Total common stockholders' equity	179,062	173,140
Total liabilities, preferred stock and common stockholders' equity	$1,027,132	$1,025,714

The accompanying notes are an integral part of these financial statements.

PACIFIC PREMIER RETAIL TRUST
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands)

	For the years ended December 31,		
	2006	2005	2004
Revenues:			
Minimum rents	$124,103	$116,421	$111,303
Percentage rents	7,611	7,171	6,711
Tenant recoveries	48,739	42,455	42,660
Other	4,166	3,852	2,893
	184,619	169,899	163,567
Expenses:			
Maintenance and repairs	10,484	9,921	9,658
Real estate taxes	13,588	12,219	12,911
Management fees	6,382	6,005	5,779
General and administrative	4,993	3,498	4,901
Ground rent	1,425	1,811	1,309
Insurance	1,649	1,456	1,815
Marketing	648	696	613
Utilities	6,903	5,857	5,936
Security	5,184	5,074	4,935
Interest	50,981	49,476	46,212
Depreciation and amortization	29,554	27,567	26,009
	131,791	123,580	120,078
Income before loss on sale of assets, minority interest and loss on early extinguishment of debt	52,828	46,319	43,489
Loss on sale of assets	—	—	(11)
Minority interest	(185)	(145)	(127)
Loss on early extinguishment of debt	—	(13)	(1,036)
Net income available to common stockholders	$52,643	$46,161	$42,315

The accompanying notes are an integral part of these financial statements.

PACIFIC PREMIER RETAIL TRUST
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars in thousands, except share data)

	Common Shares	Preferred Shares	Common Stock Par Value	Additional Paid-in Capital	Accumulated Earnings (Deficit)	Total Stockholders' Equity
Balance January 1, 2004	219,611	625	$2	$307,613	$7,971	$315,586
Distributions paid to Macerich PPR Corp.	—	—	—	—	(23,551)	(23,551)
Distributions paid to Ontario Teachers' Pension Plan Board	—	—	—	—	(22,755)	(22,755)
Other distributions paid	—	—	—	—	(75)	(75)
Net income	—	—	—	—	42,315	42,315
Balance December 31, 2004	219,611	625	2	307,613	3,905	311,520
Distributions paid to Macerich PPR Corp.	—	—	—	—	(93,830)	(93,830)
Distributions paid to Ontario Teachers' Pension Plan Board	—	—	—	—	(90,636)	(90,636)
Other distributions paid	—	—	—	—	(75)	(75)
Net income	—	—	—	—	46,161	46,161
Balance December 31, 2005	219,611	625	2	307,613	(134,475)	173,140
Distributions paid to Macerich PPR Corp.	—	—	—	—	(23,647)	(23,647)
Distributions paid to Ontario Teachers' Pension Plan Board	—	—	—	—	(22,999)	(22,999)
Other distributions paid	—	—	—	—	(75)	(75)
Net income	—	—	—	—	52,643	52,643
Balance December 31, 2006	219,611	625	$2	$307,613	$(128,553)	$179,062

The accompanying notes are an integral part of these financial statements.

PACIFIC PREMIER RETAIL TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	For the years ended December 31,		
	2006	**2005**	**2004**
Cash flows from operating activities:			
Net income	$52,643	$46,161	$42,315
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	29,554	27,567	26,009
Loss on sale of assets	—	—	11
Minority interest	185	145	127
Loss on early extinguishment of debt	—	13	1,036
Changes in assets and liabilities:			
Tenant receivables, net	(3,957)	5,089	660
Deferred rent receivable	(103)	(201)	139
Other assets	(449)	(123)	432
Accounts payable	(15,926)	14,377	1,559
Accrued interest payable	(8)	732	(157)
Tenant security deposits	195	272	118
Other accrued liabilities	1,188	96	1,902
Due to related parties	(192)	38	(1,376)
Net cash provided by operating activities	63,130	94,166	72,775
Cash flows from investing activities:			
Acquistions of property and improvements	(22,669)	(47,919)	(18,613)
Deferred leasing charges	(3,657)	(2,918)	(2,733)
Proceeds from sale of assets	—	—	(2,456)
Restricted cash	452	347	662
Net cash used in investing activities	(25,874)	(50,490)	(23,140)
Cash flows from financing activities:			
Proceeds from notes payable	130,000	291,000	110,000
Payments on notes payable	(119,946)	(155,627)	(104,641)
Distributions	(46,346)	(184,166)	(46,007)
Dividends to preferred stockholders	(375)	(375)	(375)
Deferred financing costs	(142)	(842)	76
Net cash used in financing activities	(36,809)	(50,010)	(40,947)
Net increase (decrease) in cash	447	(6,334)	8,688
Cash and cash equivalents, beginning of period	8,492	14,826	6,138
Cash and cash equivalents, end of period	$8,939	$8,492	$14,826
Supplemental cash flow information:			
Cash payment for interest, net of amounts capitalized	$50,989	$48,744	$46,369

The accompanying notes are an integral part of these financial statements.

PACIFIC PREMIER RETAIL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)

1. Organization and Basis of Presentation:

On February 18, 1999, Macerich PPR Corp. (the "Corp"), an indirect wholly-owned subsidiary of The Macerich Company (the "Company"), and Ontario Teachers' Pension Plan Board ("Ontario Teachers") formed the Pacific Premier Retail Trust (the "Trust") to acquire and operate a portfolio of regional shopping centers ("Centers").

Included in the Centers is a 99% interest in Los Cerritos Center and Stonewood Mall, all other Centers are held at 100%.

The Centers as of December 31, 2006 and their locations are as follows:

Cascade Mall	Burlington, Washington
Creekside Crossing Mall	Redmond, Washington
Cross Court Plaza	Burlington, Washington
Kitsap Mall	Silverdale, Washington
Kitsap Place Mall	Silverdale, Washington
Lakewood Mall	Lakewood, California
Los Cerritos Center	Cerritos, California
Northpoint Plaza	Silverdale, Washington
Redmond Towne Center	Redmond, Washington
Redmond Office	Redmond, Washington
Stonewood Mall	Downey, California
Washington Square Mall	Portland, Oregon
Washington Square Too	Portland, Oregon

The Trust was organized to qualify as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended. The Corp maintains a 51% ownership interest in the Trust, while Ontario Teachers' maintains a 49% ownership interest in the Trust.

2. Summary of Significant Accounting Policies:

Cash and Cash Equivalents:
The Trust considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents, for which cost approximates fair value.

Tenant Receivables:
Included in tenant receivables are accrued percentage rents of $2,540 and $3,097 and an allowance for doubtful accounts of $442 and $392 at December 31, 2006 and 2005, respectively.

(Dollars in thousands, except per share amounts)

2. Summary of Significant Accounting Policies: (Continued)

Revenues:

Minimum rental revenues are recognized on a straight-line basis over the terms of the related lease. The difference between the amount of rent due in a year and the amount recorded as rental income is referred to as the "straight-lining of rent adjustment." Rental income was increased (decreased) by $104, $200 and ($138) in 2006, 2005 and 2004, respectively, due to the straight-lining of rents. Percentage rents are recognized on an accrual basis and are accrued when tenants' specified sales targets have been met.

Estimated recoveries from tenants for real estate taxes, insurance and other shopping center operating expenses are recognized as revenues in the period the applicable expenses are incurred or as specified in the leases.

Property:

Costs related to the redevelopment, construction and improvement of properties are capitalized. Interest incurred or imputed on redevelopment and construction projects is capitalized until construction is substantially complete.

Maintenance and repairs expenses are charged to operations as incurred. Costs for major replacements and betterments, which includes HVAC equipment, roofs, parking lots, etc. are capitalized and depreciated over their estimated useful lives. Gains and losses are recognized upon disposal or retirement of the related assets and are reflected in earnings.

Property is recorded at cost and is depreciated using a straight-line method over the estimated lives of the assets as follows:

Building and improvements	5-39 years
Tenant improvements	5-7 years
Equipment and furnishings	5-7 years

The Trust assesses whether there has been impairment in the value of its long-lived assets by considering expected future operating income, trends and prospects, as well as the effects of demand, competition and other economic factors. Such factors include the tenants' ability to perform their duties and pay rent under the terms of the leases. The determination of recoverability is made based upon the estimated undiscounted future net cash flows, excluding interest expense. The amount of impairment loss, if any, is determined by comparing the fair value, as determined by a undiscounted cash flows analysis, with the carrying value of the related assets. Long-lived assets classified as held for sale are measured at the lower of the carrying amount or fair value less cost to sell. Management does not believe impairment has occurred in its net property carrying values at December 31, 2006 or 2005.

(Dollars in thousands, except per share amounts)

2. Summary of Significant Accounting Policies: (Continued)

Deferred Charges:

Costs relating to obtaining tenant leases are deferred and amortized over the initial term of the agreement using the straight-line method. Costs relating to financing of properties are deferred and amortized over the life of the related loan using the straight-line method, which approximates the effective interest method. The range of terms of the agreements is as follows:

Deferred lease cost	1-9 years
Deferred finance costs	1-12 years

Included in deferred charges are accumulated amortization of $12,209 and $9,266 at December 31, 2006 and 2005, respectively.

Fair Value of Financial Instruments

The Trust calculates the fair value of financial instruments and includes this additional information in the notes to consolidated financial statements when the fair value is different than the carrying value of those financial instruments. When the fair value reasonably approximates the carrying value, no additional disclosure is made. The estimated fair value amounts have been determined by the Trust using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Trust could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Concentration of Risk:

The Trust maintains its cash accounts in a number of commercial banks. Accounts at these banks are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $100. At various times during the year, the Trust had deposits in excess of the FDIC insurance limit.

One tenant represented 10.6%, 10.7% and 11.4% of total minimum rents in place as of December 31, 2006, 2005 and 2004, respectively. No other tenant represented more than 10% of total minimum rents as of December 31, 2006, 2005 and 2004.

Management Estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Dollars in thousands, except per share amounts)

2. Summary of Significant Accounting Policies: (Continued)

Recent Accounting Pronouncements:

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised), "Share-Based Payment" SFAS No. 123(R) requires that all share-based payments to employees, including grants of employee stock options, be recognized in the income statement based on their fair values. The adoption of this statement did not have a material effect on the results of operations.

In March 2005, FASB issued FIN No. 47, "Accounting for Conditional Asset Retirement Obligations—an interpretation of SFAS No. 143." FIN No. 47, requires that a liability be recognized for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. The adoption of FIN No. 47 did not have a material effect on the Trust's results of operations or financial condition.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"). This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition of previously recognized income tax benefits, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Trust has concluded that the adoption of FIN 48 will not have a material impact on its financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The Company is required to adopt SFAS No. 157 for fiscal year 2008 and does not expect its adoption to have a material effect on the Trust's results of operations or financial condition.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 108. SAB No. 108 establishes a framework for quantifying materiality of financial statement misstatements. SAB No. 108 is effective for fiscal years ending after November 16, 2006. The adoption of SAB No. 108 did not have a material impact on the Trust's consolidated results of operations and financial condition.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments—An Amendment of FASB Statements No. 133 and 140." This statement amended SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. This statement also established a requirement to evaluate interests in securitized financial assets to identify interests

PACIFIC PREMIER RETAIL TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Dollars in thousands, except per share amounts)

2. Summary of Significant Accounting Policies: (Continued)

that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. The Trust is required to adopt SFAS No. 155 for fiscal year 2007 and does not expect its adoption to have a material effect on the its results of operations or financial condition.

3. Property:

Property is summarized at December 31, 2006 and 2005 as follows:

	2006	2005
Land	$238,569	$238,569
Building improvements	867,778	871,957
Tenant improvements	24,354	20,324
Equipment and furnishings	7,119	5,959
Construction in progress	21,596	131
	1,159,416	1,136,940
Less accumulated depreciation	(171,596)	(145,186)
	$987,820	$991,754

Depreciation expense for the years ended December 31, 2006, 2005 and 2004 was $26,603, $24,802 and $23,850, respectively.

4. Mortgage Notes Payable:

Mortgage notes payable at December 31, 2006 and 2005 consist of the following:

	Carrying Amount of Mortage Notes						
	2006		2005			Monthly	
Property Pledged as Collateral	Other	Related Party	Other	Related Party	Interest Rate	Payment Term(a)	Maturity Date
Cascade Mall	$40,048	$—	$40,631	$—	5.10%	$223	2010
Kitsap Mall/Kitsap Place(b)	58,024	—	58,719	—	8.06%	450	2010
Lakewood Mall	250,000	—	250,000	—	5.41%	1,127	2015
Los Cerritos Center(c)	130,000	—	109,024	—	5.91%	640	2011
Redmond Town Center—Retail	73,362	—	74,530	—	4.81%	301	2009
Redmond Town Center—Office	—	70,146	—	73,967	6.77%	726	2009
Stonewood Mall	74,862	—	75,671	—	7.41%	539	2010
Washington Square	101,131	—	104,148	—	6.70%	825	2009
Washington Square(d)	33,309	—	34,138	—	7.35%	204	2009
	$760,736	$70,146	$746,861	$73,967			

(Dollars in thousands, except per share amounts)

4. Mortgage Notes Payable: (Continued)

(a) This represents the monthly payment of principal and interest.

(b) This debt is cross-collateralized by Kitsap Mall and Kitsap Place.

(c) On May 20, 2006, the joint venture replaced the existing loan with a new $130,000 loan bearing interest at LIBOR plus 0.55% that matures on July 1, 2011. The loan provides for additional borrowings of up to $70,000 during the four year period following the initial funding at a rate of LIBOR plus 0.90%. At December 31, 2006, the total interest rate was 5.91%.

(d) This loan bears interest at LIBOR plus 2.00% and matures February 1, 2009. At December 31, 2006 and 2005, the total interest rate was 7.35% and 6.25%, respectively.

Most of the mortgage loan agreements contain a prepayment penalty provision for the early extinguishment of the debt.

Total interest costs capitalized for the years ended December 31, 2006, 2005 and 2004 were $668, $942 and $332, respectively.

The fair value of mortgage notes payable at December 31, 2006 and 2005 was estimated to be approximately $839,711 and $846,335, based on interest rates for comparable loans.

The above debt matures as follows:

Years Ending December 31,	Amount
2007	$11,643
2008	12,382
2009	261,122
2010	165,735
2011	130,000
Thereafter	250,000
	$830,882

5. Related Party Transactions:

The Trust engages the Macerich Management Company (the "Management Company"), a subsidiary of the Company, to manage the operations of the Trust. The Management Company provides property management, leasing, corporate, redevelopment and acquisitions services to the properties of the Trust. Under these arrangements, the Management Company is reimbursed for compensation paid to on-site employees, leasing agents and project managers at the properties, as well as insurance costs and other administrative expenses. In

(Dollars in thousands, except per share amounts)

5. Related Party Transactions: (Continued)

consideration of these services, the Management Company receives monthly management fees of 4.0% of the gross monthly rental revenue of the properties. During the years ended 2006, 2005 and 2004, the Trust incurred management fees of $6,382, $6,005 and $5,779, respectively, to the Management Company.

A mortgage note collateralized by the office component of Redmond Town Center is held by one of the Company's joint venture partners. In connection with this note, interest expense was $4,875, $5,125 and $5,361 during the years ended December 31, 2006, 2005 and 2004, respectively. Additionally, no interest costs were capitalized during the years ended December 31, 2006, 2005 and 2004, respectively, in relation to this note.

6. Income taxes:

The Trust elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, commencing with its taxable year ended December 31, 1999. To qualify as a REIT, the Trust must meet a number of organizational and operational requirements, including a requirement that it distribute at least 90% of its taxable income to its stockholders. It is the Trust's current intention to adhere to these requirements and maintain the Trust's REIT status. As a REIT, the Trust generally will not be subject to corporate level federal income tax on net income it distributes currently to its stockholders. As such, no provision for federal income taxes has been included in the accompanying consolidated financial statements. If the Trust fails to qualify as a REIT in any taxable year, then it will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if the Trust qualifies for taxation as a REIT, the Trust may be subject to certain state and local taxes on its income and property and to federal income and excise taxes on its undistributed taxable income, if any.

The following table reconciles net income to taxable income for the years ended December 31:

	2006	2005	2004
Net income	$52,643	$46,161	$42,315
Add: Book depreciation and amortization	29,554	27,567	26,009
Less: Tax depreciation and amortization	(28,928)	(26,979)	(25,982)
Other book/tax differences, net(1)	184	(1,617)	1,697
Taxable income available to common stockholders	$53,453	$45,132	$44,039

(1) Primarily due to timing differences relating to straight-line rents and prepaid rents.

(Dollars in thousands, except per share amounts)

6. Income taxes: (Continued)

For income tax purposes, distributions consist of ordinary income, capital gains, return of capital or a combination thereof. The following table details the components of the distributions for the years ended December 31:

	2006		2005		2004	
Ordinary income	$233.79	100.0%	$211.03	25.2%	$326.31	99.8%
Qualified dividends	—	0.0%	—	0.0%	—	0.0%
Capital gains	—	0.0%	—	0.0%	0.66	0.2%
Return of capital	—	0.0%	627.26	74.8%	—	0.0%
Dividends paid	$233.79	100.0%	$838.29	100.0%	$326.97	100.0%

7. Future Rental Revenues:

Under existing non-cancelable operating lease agreements, tenants are committed to pay the following minimum rental payments to the Trust:

Years Ending December 31,	Amount
2007	$112,407
2008	98,460
2009	88,707
2010	78,042
2011	67,006
Thereafter	191,308
	$635,930

8. Redeemable Preferred Stock:

On October 6, 1999, the Trust issued 125 shares of Redeemable Preferred Shares of Beneficial Interest ("Preferred Stock") for proceeds totaling $500 in a private placement. On October 26, 1999, the Trust issued 254 and 246 shares of Preferred Stock to the Corp and Ontario Teachers', respectively. The Preferred Stock can be redeemed by the Trust at any time with 15 days notice for $4,000 per share plus accumulated and unpaid dividends and the applicable redemption premium. The Preferred Stock will pay a semiannual dividend equal to $300 per share. The Preferred Stock has limited voting rights.

9. Commitments:

The Trust has certain properties subject to non-cancelable operating ground leases. The leases expire at various times through 2069, subject in some cases to options to extend the terms of the lease. Ground rent expense, net of amounts capitalized, was $1,425, $1,811 and $1,309 for the years ended December 31, 2006, 2005 and 2004, respectively.

(Dollars in thousands, except per share amounts)

9. Commitments: (Continued)

Minimum future rental payments required under the leases are as follows:

Years Ending December 31,	Amount
2007	$1,331
2008	1,413
2009	1,413
2010	1,413
2011	1,413
Thereafter	64,594
	$71,577

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Partners
SDG Macerich Properties, L.P.:

We have audited the accompanying balance sheets of SDG Macerich Properties, L.P. as of December 31, 2006 and 2005, and the related statements of operations, cash flows, and partners' equity for each of the years in the three-year period ended December 31, 2006. In connection with our audits of the financial statements, we have also audited the related financial statement schedule (Schedule III). These financial statements and the financial statement schedule are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SDG Macerich Properties, L.P. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule (Schedule III), when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG LLP

Indianapolis, Indiana
February 27, 2007

SDG MACERICH PROPERTIES, L.P.
BALANCE SHEETS
(Dollars in thousands)

	December 31,	
	2006	2005
Assets		
Properties:		
Land	$194,312	199,449
Buildings and improvements	906,343	887,357
Equipment and furnishings	5,329	4,646
	1,105,984	1,091,452
Less accumulated depreciation	214,090	191,270
	891,894	900,182
Cash and cash equivalents	10,951	17,713
Tenant receivables, including accrued revenue, less allowance for doubtful accounts of $1,366 and $1,803	17,952	19,499
Deferred financing costs, net of accumulated amortization of $225 and $4,417	2,086	347
Prepaid real estate taxes and other assets	1,837	1,685
	$924,720	939,426
Liabilities and Partners' Equity		
Mortgage notes payable	$795,424	626,329
Accounts payable	7,931	10,336
Due to affiliates	589	491
Accrued real estate taxes	16,752	15,946
Accrued interest expense	2,290	1,723
Accrued management fee	303	278
Other liabilities	38	88
Total liabilities	823,327	655,191
Partners' equity	101,393	284,235
	$924,720	939,426

See accompanying notes to financial statements.

SDG MACERICH PROPERTIES, L.P.
STATEMENTS OF OPERATIONS
Years ended December 31, 2006, 2005 and 2004
(Dollars in thousands)

	2006	2005	2004
Revenues:			
Minimum rents	$97,843	96,509	94,243
Overage rents	4,855	4,783	5,377
Tenant recoveries	51,480	50,381	50,698
Other	3,437	3,753	2,223
	157,615	155,426	152,541
Expenses:			
Property operations	23,025	22,642	23,447
Depreciation of properties	28,058	27,128	27,410
Real estate taxes	20,617	20,215	19,770
Repairs and maintenance	8,324	8,193	6,658
Advertising and promotion	4,862	5,119	5,567
Management fees	4,164	4,344	4,040
Provision for credit losses, net	567	810	1,437
Interest on mortgage notes	44,393	34,758	29,923
Other	1,211	1,143	1,290
	135,221	124,352	119,542
Net income	$22,394	31,074	32,999

See accompanying notes to financial statements.

SDG MACERICH PROPERTIES, L.P.
STATEMENTS OF CASH FLOWS
Years ended December 31, 2006, 2005 and 2004
(Dollars in thousands)

	2006	2005	2004
Cash flows from operating activities:			
Net income	$22,394	31,074	32,999
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation of properties	28,058	27,128	27,410
Amortization of debt premium	(1,329)	(3,336)	(3,134)
Amortization of financing costs	572	1,159	1,163
Change in tenant receivables	1,547	3,021	(470)
Other items, net	(1,133)	947	(988)
Net cash provided by operating activities	50,109	59,993	56,980
Cash flows from investing activities:			
Additions to properties	(19,778)	(17,551)	(19,832)
Proceeds from sale of land and building	—	5,058	422
Net cash used by investing activities	(19,778)	(12,493)	(19,410)
Cash flows from financing activities:			
Payments on mortgage notes payable	(626,126)	—	—
Proceeds from mortgage notes payable	796,550	—	—
Deferred financing costs	(2,311)	—	—
Distributions to partners	(205,206)	(42,700)	(39,790)
Net cash used by financing activities	(37,093)	(42,700)	(39,790)
Net change in cash and cash equivalents	(6,762)	4,800	(2,220)
Cash and cash equivalents at beginning of year	17,713	12,913	15,133
Cash and cash equivalents at end of year	$10,951	17,713	12,913
Supplemental cash flow information:			
Cash payments for interest	$44,822	36,639	31,737

See accompanying notes to financial statements.

SDG MACERICH PROPERTIES, L.P.
STATEMENTS OF PARTNERS EQUITY
Years ended December 31, 2006, 2005 and 2004
(Dollars in thousands)

	Simon Property Group, Inc. affiliates	The Macerich Company affiliates	Accumulated other comprehensive income (loss)	Total
Percentage ownership interest	50%	50%		100%
Balance at December 31, 2003	$151,311	151,311	17	302,639
Net income	16,500	16,499	—	32,999
Other comprehensive income:				
Derivative financial instruments	—	—	(33)	(33)
Total comprehensive income				32,966
Distributions	(19,895)	(19,895)	—	(39,790)
Balance at December 31, 2004	147,916	147,915	(16)	295,815
Net income	15,537	15,537	—	31,074
Other comprehensive income:				
Derivative financial instruments	—	—	46	46
Total comprehensive income				31,120
Distributions	(21,350)	(21,350)	—	(42,700)
Balance at December 31, 2005	142,103	142,102	30	284,235
Net income	11,197	11,197	—	22,394
Other comprehensive income:				
Derivative financial instruments	—	—	(30)	(30)
Total comprehensive income				22,364
Distributions	(102,603)	(102,603)	—	(205,206)
Balance at December 31, 2006	$50,697	50,696	—	101,393

See accompanying notes to financial statements.

SDG MACERICH PROPERTIES, L.P.
NOTES TO FINANCIAL STATEMENTS
Years ended December 31, 2006, 2005 and 2004
(Dollars in thousands)

(1) General

(a) Partnership Organization

On December 29, 1997, affiliates of Simon Property Group, Inc. (Simon) and The Macerich Company (Macerich) formed a limited partnership to acquire and operate a portfolio of 12 regional shopping centers. SDG Macerich Properties, L.P. (the Partnership) acquired the properties on February 27, 1998.

(b) Properties

Affiliates of Simon and Macerich each manage six of the shopping centers. The shopping centers and their locations are as follows:

Simon managed properties:	
South Park Mall	Moline, Illinois
Valley Mall	Harrisonburg, Virginia
Granite Run Mall	Media, Pennsylvania
Eastland Mall and Convenience Center	Evansville, Indiana
Lake Square Mall	Leesburg, Florida
North Park Mall	Davenport, Iowa
Macerich managed properties:	
Lindale Mall	Cedar Rapids, Iowa
Mesa Mall	Grand Junction, Colorado
South Ridge Mall	Des Moines, Iowa
Empire Mall and Empire East	Sioux Falls, South Dakota
Rushmore Mall	Rapid City, South Dakota
Southern Hills Mall	Sioux City, Iowa

The shopping center leases generally provide for fixed annual minimum rent, overage rent based on sales, and reimbursement for certain operating expenses, including real estate taxes. For leases in effect

SDG MACERICH PROPERTIES, L.P.
NOTES TO FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2006, 2005 and 2004
(Dollars in thousands)

(1) General (Continued)

at December 31, 2006, fixed minimum rents to be received in each of the next five years and thereafter are summarized as follows:

2007	$78,293
2008	67,347
2009	55,933
2010	44,548
2011	33,208
Thereafter	89,232
	$368,561

(2) Summary of Significant Accounting Policies

(c) Revenues

All leases are classified as operating leases, and minimum rents are recognized monthly on a straight-line basis over the terms of the leases.

Most retail tenants are also required to pay overage rents based on sales over a stated base amount during the lease year, generally ending on January 31. Overage rents are recognized as revenues based on reported and estimated sales for each tenant through December 31. Differences between estimated and actual amounts are recognized in the subsequent year.

Tenant recoveries for real estate taxes and common area maintenance are adjusted annually based on actual expenses, and the related revenues are recognized in the year in which the expenses are incurred. Charges for other operating expenses are billed monthly with periodic adjustments based on estimated utility usage and/or a current price index, and the related revenues are recognized as the amounts are billed and as adjustments become determinable.

(d) Cash Equivalents

All highly liquid debt instruments purchased with original maturities of three months or less are considered to be cash equivalents.

(2) Summary of Significant Accounting Policies (Continued)

(e) Properties

Properties are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Buildings and improvements	35-39 years
Equipment and furnishings	5-7 years
Tenant improvements	Initial term of related lease

Improvements and replacements are capitalized when they extend the useful life, increase capacity, or improve the efficiency of the asset. All repairs and maintenance items are expensed as incurred. Interest incurred or imputed on development, redevelopment and construction projects is capitalized until the projects are ready for their intended purpose.

The Partnership assesses whether there has been an impairment in the value of a property by considering factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other economic factors. Such factors include the tenants' ability to perform their duties and pay rent under the terms of the leases. The Partnership would recognize an impairment loss if the estimated future income stream of a property is not sufficient to recover its investment. Such a loss would be the difference between the carrying value and the fair value of a property. Management believes no impairment in the net carrying values of its properties has occurred.

(f) Financing Costs

Financing costs related to the proceeds of mortgage notes issued are amortized to interest expense over the remaining life of the notes.

(g) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Summary of Significant Accounting Policies (Continued)

(h) Income Taxes

As a partnership, the allocated share of income or loss for the year is includable in the income tax returns of the partners; accordingly, income taxes are not reflected in the accompanying financial statements.

(i) Derivative Financial Instruments

The Partnership uses derivative financial instruments in the normal course of business to manage, or hedge, interest rate risk and records all derivatives on the balance sheet at fair value. The Partnership requires that hedging derivative instruments are effective in reducing the risk exposure that they are designated to hedge. For derivative instruments associated with the hedge of an anticipated transaction, hedge effectiveness criteria also require that it be probable that the underlying transaction occurs. Any instrument that meets these hedging criteria is formally designated as a hedge at the inception of the derivative contract. When the terms of an underlying transaction are modified resulting in some ineffectiveness, the portion of the change in the derivative fair value related to ineffectiveness from period to period will be included in net income. If any derivative instrument used for risk management does not meet the hedging criteria, then it is marked-to-market each period and will be included in net income; however, the Partnership intends for all derivative transactions to meet all the hedge criteria and qualify as hedges.

On an ongoing quarterly basis, the Partnership adjusts its balance sheet to reflect the current fair value of its derivatives. Changes in the fair value of derivatives are recorded each period in income or comprehensive income, depending on whether the derivative is designated and effective as part of a hedged transaction, and on the type of hedge transaction. To the extent that the change in value of a derivative does not perfectly offset the change in value of the instrument being hedged, the ineffective portion of the hedge is immediately recognized in income. Over time, the unrealized gains and losses held in accumulated other comprehensive income will be reclassified to income. This reclassification occurs when the hedged items are also recognized in income. The Partnership has a policy of only entering into contracts with major financial institutions based upon their credit ratings and other factors.

To determine the fair value of derivative instruments, the Partnership uses standard market conventions and techniques such as discounted cash flow analysis, option pricing models, and termination cost at each balance sheet date. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

SDG MACERICH PROPERTIES, L.P.
NOTES TO FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2006, 2005 and 2004
(Dollars in thousands)

(3) Mortgage Notes Payable and Fair Value of Financial Instruments

On May 10, 2006, the Partnership repaid all of its existing mortgage notes payable on their maturity date with the proceeds from seven different mortgage notes payable totaling $796,550. All of the new mortgage notes payable are at fixed interest rates with maturities of June 1, 2016. Each of the seven non-recourse mortgage notes is collateralized by different shopping center properties. Mortgage notes payable at December 31, 2006 consist of the following:

Property Pledged as Collateral	Original Principal Balance	Interest Rate	Type of Payments	Balance at December 31, 2006
Eastland Mall	$168,000	5.794%	Interest only	$168,000
Granite Run Mall	122,000	5.834%	Principal and interest	121,190
Valley Mall	47,500	5.834%	Principal and interest	47,184
Empire Mall	176,300	5.794%	Interest only	176,300
Mesa Mall	87,250	5.794%	Interest only	87,250
Rushmore Mall	94,000	5.794%	Interest only	94,000
Southern Hills Mall	101,500	5.794%	Interest only	101,500
	$796,550			$795,424

Total interest expense capitalized in 2006 was $207.

The above mortgage notes payable matures as follows:

Year ending December 31,	
2007	$2,075
2008	2,175
2009	2,335
2010	2,479
2011	2,627
Thereafter	783,733
	$795,424

At December 31, 2005, mortgage notes payable consisted of $357,100 of debt that required monthly interest payments at fixed rates of interest ranging from 7.24% to 8.28% (weighted average rate of 7.53%) and $267,900 of debt that required monthly interest payments at variable rates of interest (based on LIBOR) with rates ranging from 4.709% to 4.839% at December 31, 2005. The balance at December 31, 2005 also included $1,329 of unamortized debt premium that was recorded on debt assumed by the Partnership when the properties were initially acquired in 1998 and was being amortized to interest expense using a level yield method.

SDG MACERICH PROPERTIES, L.P.
NOTES TO FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2006, 2005 and 2004
(Dollars in thousands)

(3) Mortgage Notes Payable and Fair Value of Financial Instruments (Continued)

The variable rate debt at December 31, 2005 totaling $267,900 was covered by two separate interest rate cap agreements that effectively prevented the variable interest rate from exceeding rates ranging from 10.63% to 11.83%. The Partnership's exposure to market risk due to changes in interest rates relates to long-term variable rate debt obligations. Through its risk management strategy, the Partnership manages exposure to interest rate market risk by interest rate protection agreements to effectively cap a portion of variable rate debt. The Partnership's intent is to minimize its exposure to potential significant increases in interest rates. The Partnership does not enter into interest rate protection agreements for speculative purposes.

The fair value of the fixed-rate debt of $795,424 and $357,100 at December 31, 2006 and 2005, respectively, based on an interest rates of 5.70% and 6.13%, respectively, is estimated to be $801,352 and $359,144, respectively. The carrying value of the variable-rate debt of $267,900 at December 31, 2005, and the Partnership's other financial instruments at December 31, 2006 and 2005 are estimated to approximate their fair values.

(4) Related Party Transactions

Management fees incurred in 2006, 2005, and 2004 totaled $2,063, $2,042, and $2,028, respectively, for the Simon-managed properties and $2,101, $2,302, and $2,012, respectively, for the Macerich-managed properties, both based on a fee of 4% of gross receipts, as defined. In addition to the management fees, Macerich charged the Partnership an additional $627, $521, and $620 for shared services fees in 2006, 2005, and 2004 respectively. In 2005, the Partnership paid a development fee of $336 to an affiliate of Simon in connection with a development project at Valley Mall.

Due from affiliates and due to affiliates on the accompanying balance sheets represent amounts due to or from the Partnership to Simon or Macerich or an affiliate of Simon or Macerich in the normal course of operations of the shopping center properties.

(5) Contingent Liabilities

The Partnership is not currently involved with any litigation other than routine and administrative proceedings arising in the ordinary course of business. On the basis of consultation with counsel, management believes that these items will not have a material adverse impact on the Partnership's financial statements taken as a whole.

(6) Subsequent Event

In January 2007, the Partnership sold a portion of the shopping center at Eastland Mall that had previously been occupied by a major tenant to another major tenant. The sale of the land and building resulted in a loss of approximately $4,800 which was recognized at the time of the sale in 2007.

THE MACERICH COMPANY

NOTES TO FINANCIAL STATEMENTS

Schedule III—Real Estate and Accumulated Depreciation

December 31, 2006

(Dollars in thousands)

	Initial Cost to Company				Gross Amount at Which Carried at Close of Period						
Shopping Centers Entities	Land	Building and Improvements	Equipment and Furnishings	Cost Capitalized Subsequent to Acquisition	Land	Building and Improvements	Furniture, Fixtures and Equipment	Construction in Progress	Total	Accumulated Depreciation	Total Cost Net of Accumulated Depreciation
Black Canyon Auto Park	$20,600	$—	$—	$820	$20,600	$—	$—	$820	$21,420	$—	$21,420
Black Canyon Retail	—	—	—	215	—	93	—	122	215	—	215
Borgata	3,667	28,080	—	5,058	3,666	28,729	88	4,322	36,805	3,575	33,230
Capitola Mall	11,312	46,689	—	7,191	11,309	53,321	185	377	65,192	15,965	49,227
Carmel Plaza	9,080	36,354	—	14,471	9,080	50,346	233	246	59,905	9,712	50,193
Casa Grande (Promenade at)	15,089	—	—	8,456	—	—	—	23,545	23,545	—	23,545
Chandler Fashion Center	24,188	223,143	—	4,244	24,188	226,913	445	29	251,575	29,368	222,207
Chesterfield Towne Center	18,517	72,936	2	22,919	18,517	92,837	2,807	213	114,374	40,952	73,422
Coolidge Holding	—	—	—	52	—	—	—	52	52	—	52
Danbury Fair Mall	130,367	316,951	—	17,990	130,367	319,811	313	14,817	465,308	15,831	449,477
Deptford Mall	48,370	194,250	—	—	48,370	194,250	—	—	242,620	420	242,200
Eastview Commons	3,999	8,609	—	(1)	3,999	8,608	—	—	12,607	687	11,920
Eastview Mall	51,090	166,281	—	2,690	51,090	168,968	—	3	220,061	8,779	211,282
Estrella Falls	10,550	—	—	1,313	—	—	—	11,863	11,863	—	11,863
Fiesta Mall	19,445	99,116	—	10,839	20,483	107,869	56	992	129,400	7,230	122,170
Flagstaff Mall	5,480	31,773	—	24,689	5,480	32,781	152	23,529	61,942	4,947	56,995
FlatIron Crossing	21,823	286,809	—	11,638	21,823	293,385	59	5,003	320,270	32,284	287,986
FlatIron Peripheral	6,205	—	—	(50)	6,155	—	—	—	6,155	—	6,155
Freehold Raceway Mall	164,986	362,841	—	5,764	164,986	364,997	204	3,404	533,591	19,410	514,181
Fresno Fashion Fair	17,966	72,194	—	39,023	17,966	109,967	1,250	—	129,183	22,871	106,312
Great Northern Mall	12,187	62,657	—	3,330	12,187	65,576	246	165	78,174	4,581	73,593
Greece Ridge Center	21,627	76,038	—	3,566	21,593	79,409	—	229	101,231	5,427	95,804
Green Tree Mall	4,947	14,925	332	28,750	4,947	43,179	828	—	48,954	32,970	15,984
La Cumbre Plaza	18,122	21,492	—	10,088	17,280	31,850	368	204	49,702	3,369	46,333
Macerich Cerritos Adjacent, LLC	—	6,448	—	(5,695)	—	753	—	—	753	115	638
Macerich Management Co.	—	2,237	26,562	29,431	390	5,454	50,052	2,334	58,230	23,396	34,834
Macerich Property Management Co., LLC	—	—	2,808	—	—	2,740	68	—	2,808	2,431	377
MACWH, LP	—	25,771	—	2,693	—	28,464	—	—	28,464	1,263	27,201
Marana	36,158	—	—	736	36,158	—	—	736	36,894	—	36,894
Marketplace Mall	—	102,856	—	1,505	—	104,055	—	306	104,361	6,432	97,929
Northgate Mall	8,400	34,865	841	28,112	13,414	56,260	1,016	1,528	72,218	33,941	38,277
Northridge Mall	20,100	101,170	—	9,135	20,100	109,793	335	177	130,405	11,061	119,344
Oaks, The	32,300	117,156	—	43,024	34,505	124,750	303	32,922	192,480	15,880	176,600

THE MACERICH COMPANY

NOTES TO FINANCIAL STATEMENTS

Schedule III—Real Estate and Accumulated Depreciation (Continued)

December 31, 2006

(Dollars in thousands)

	Initial Cost to Company				Gross Amount at Which Carried at Close of Period						
Shopping Centers Entities	Land	Building and Improvements	Equipment and Furnishings	Cost Capitalized Subsequent to Acquisition	Land	Building and Improvements	Furniture, Fixtures and Equipment	Construction in Progress	Total	Accumulated Depreciation	Total Cost Net of Accumulated Depreciation
Pacific View	$8,697	$8,696	$—	$114,179	$11,153	$119,154	$1,071	$194	$131,572	$22,033	$109,539
Panorama Mall	4,373	17,491	—	2,587	4,373	19,885	193	—	24,451	2,221	22,230
Paradise Valley Mall	24,565	125,996	—	16,850	24,565	129,798	1,187	11,861	167,411	17,214	150,197
Pittsford Plaza	9,022	47,362	—	716	9,022	47,944	—	134	57,100	2,700	54,400
Prescott Gateway	5,733	49,778	—	3,941	5,733	53,651	68	—	59,452	8,587	50,865
Prescott Peripheral	—	—	—	5,605	1,345	4,260	—	—	5,605	256	5,349
Paradise Village Ground Leases	8,880	2,489	—	4,690	15,063	785	—	211	16,059	280	15,779
PVOP II	1,150	1,790	—	3,183	2,300	3,528	295	—	6,123	1,007	5,116
Queens Center	21,460	86,631	8	282,357	37,160	349,342	3,311	643	390,456	43,291	347,165
Rimrock Mall	8,737	35,652	—	9,743	8,737	44,851	544	—	54,132	13,067	41,065
Rotterdam Square	7,018	32,736	—	1,170	7,018	33,691	215	—	40,924	2,729	38,195
Salisbury, The Centre at	15,290	63,474	31	20,961	15,284	83,521	951	—	99,756	21,881	77,875
Santa Monica Place	26,400	105,600	—	20,730	26,400	109,567	1,408	15,355	152,730	21,359	131,371
SanTan Village Mall	7,827	—	—	42,990	—	576	—	50,241	50,817	—	50,817
Shoppingtown Mall	11,927	61,824	—	1,239	11,927	62,837	55	171	74,990	3,899	71,091
Somersville Town Center	4,096	20,317	1,425	15,326	4,099	36,290	661	114	41,164	20,321	20,843
South Plains Mall	23,100	92,728	—	9,187	23,100	99,677	1,519	719	125,015	23,759	101,256
South Towne Center	19,600	78,954	—	14,548	19,453	91,828	726	1,095	113,102	25,282	87,820
Superstition Springs Power Center	1,618	4,420	—	(23)	1,618	4,397	—	—	6,015	551	5,464
The Macerich Partnership, L.P.	—	2,534	—	5,025	216	1,614	5,285	444	7,559	489	7,070
Towne Mall	6,652	31,184	—	212	6,652	31,337	59	—	38,048	2,400	35,648
Tucson La Encantada	12,800	19,699	—	54,624	12,800	74,087	236	—	87,123	10,414	76,709
Twenty Ninth Street	50	37,793	64	197,645	26,115	155,186	756	53,495	235,552	30,820	204,732
Valley River	24,854	147,715	—	7,162	24,853	147,714	—	7,164	179,731	4,438	175,293
Valley View Center	17,100	68,687	—	50,795	20,753	110,797	1,673	3,359	136,582	28,617	107,965
Victor Valley, Mall at	15,700	75,230	—	15,589	15,061	91,166	120	172	106,519	7,493	99,026
Village Center	2,250	4,459	—	9,471	4,500	11,669	11	—	16,180	3,260	12,920
Village Crossroads	3,100	4,493	—	8,740	6,200	10,133	—	—	16,333	1,306	15,027
Village Fair North	3,500	8,567	—	13,745	7,000	18,800	12	—	25,812	2,979	22,833
Village Plaza	3,423	8,688	—	206	3,423	8,872	22	—	12,317	1,281	11,036
Village Square I	—	2,844	—	353	358	2,835	4	—	3,197	379	2,818
Village Square II	—	8,492	—	4,476	4,389	8,577	2	—	12,968	1,345	11,623
Vintage Faire Mall	14,902	60,532	—	21,522	14,298	80,888	1,013	757	96,956	24,049	72,907
Westcor / Queen Creek	—	—	—	242	—	—	—	242	242	—	242
Westside Pavilion	34,100	136,819	—	36,559	34,100	152,240	2,028	19,110	207,478	37,415	170,063
Wilton Mall	19,743	67,855	—	1,379	19,743	68,515	23	696	88,977	3,903	85,074
	$1,104,242	$4,033,170	$32,073	$1,329,720	$1,147,464	$4,975,170	$82,456	$294,115	$6,499,205	$743,922	$5,755,283

Schedule III. Real Estate and Accumulated Depreciation (Continued)

Depreciation of the Company's investment in buildings and improvements reflected in the statements of income are calculated over the estimated useful lives of the asset as follows:

Buildings and improvements	5-40 years
Tenant improvements	5-7 years
Equipment and furnishings	5-7 years

The changes in total real estate assets for the three years ended December 31, 2006 are as follows:

	2006	2005	2004
Balances, beginning of year	$6,160,595	$4,149,776	$3,662,359
Additions	839,445	2,016,081	524,877
Dispositions and retirements	(500,835)	(5,262)	(37,460)
Balances, end of year	$6,499,205	$6,160,595	$4,149,776

The changes in accumulated depreciation for the three years ended December 31, 2006 are as follows:

	2006	2005	2004
Balances, beginning of year	$722,099	$575,223	$475,634
Additions	224,273	148,116	104,431
Dispositions and retirements	(202,450)	(1,240)	(4,842)
Balances, end of year	$743,922	$722,099	$575,223

PACIFIC PREMIER RETAIL TRUST
NOTES TO FINANCIAL STATEMENTS

Schedule III—Real Estate and Accumulated Depreciation
December 31, 2006
(Dollars in thousands)

	Initial Cost to Company			Cost	Gross Amount at Which Carried at Close of Period						Total Cost
Shopping Centers Entities	Land	Building and Improvements	Equipment and Furnishings	Capitalized Subsequent to Acquisition	Land	Building and Improvements	Furniture, Fixtures and Equipment	Construction in Progress	Total	Accumulated Depreciation	Net of Accumulated Depreciation
Cascade Mall	$8,200	$32,843	$—	$3,676	$8,200	$36,303	$214	$2	$44,719	$7,656	$37,063
Creekside Crossing	620	2,495	—	208	620	2,703	—	—	3,323	545	2,778
Cross Court Plaza	1,400	5,629	—	405	1,400	6,034	—	—	7,434	1,295	6,139
Kitsap Mall	13,590	56,672	—	3,385	13,486	59,991	170	—	73,647	12,973	60,674
Kitsap Place Mall	1,400	5,627	—	2,888	1,400	8,515	—	—	9,915	1,499	8,416
Lakewood Mall	48,025	112,059	—	53,435	48,025	155,041	1,940	8,513	213,519	30,262	183,257
Los Cerritos Center	57,000	133,000	—	17,508	57,000	137,602	2,221	10,685	207,508	27,455	180,053
Northpoint Plaza	1,400	5,627	—	28	1,397	5,657	1	—	7,055	1,150	5,905
Redmond Towne Center	18,381	73,868	—	18,696	17,864	92,804	265	12	110,945	18,846	92,099
Redmond Office	20,676	90,929	—	15,235	20,676	106,164	—	—	126,840	19,816	107,024
Stonewood Mall	30,902	72,104	—	6,122	30,901	77,613	614	—	109,128	15,024	94,104
Washington Square Mall	33,600	135,084	—	55,939	33,600	187,426	1,637	1,960	224,623	31,791	192,832
Washington Square Too	4,000	16,087	—	673	4,000	16,279	57	424	20,760	3,284	17,476
	$239,194	$742,024	$—	$178,198	$238,569	$892,132	$7,119	$21,596	$1,159,416	$171,596	$987,820

PREMIER RETAIL TRUST
December 31, 2006
(Dollars in thousands)

Schedule III. Real Estate and Accumulated Depreciation (Continued)

Depreciation of the Company's investment in buildings and improvements reflected in the statements of income are calculated over the estimated useful lives of the asset as follows:

Buildings and improvements	5-40 years
Tenant improvements	5-7 years
Equipment and furnishings	5-7 years

The changes in total real estate assets for the three years ended December 31, 2006 are as follows:

	2006	2005	2004
Balances, beginning of year	$1,136,940	$1,089,108	$1,069,573
Additions	22,476	47,832	19,535
Dispositions and retirements	—	—	—
Balances, end of year	$1,159,416	$1,136,940	$1,089,108

The changes in accumulated depreciation for the three years ended December 31, 2006 are as follows:

	2006	2005	2004
Balances, beginning of year	$145,186	$120,384	$96,557
Additions	26,410	24,802	23,850
Dispositions and retirements	—	—	(23)
Balances, end of year	$171,596	$145,186	$120,384

SDG MACERICH PROPERTIES, L.P.
December 31, 2006
(Dollars in thousands)

Schedule III. Real Estate and Accumulated Depreciation

		Initial Cost to Partnership				Gross Book Value at December 31, 2006				
Shopping Center(1)	Location	Land	Building and Improvements	Equipment and Furnishings	Costs Capitalized Subsequent to Acquisition	Land	Building and Improvements	Equipment and Furnishings	Accumulated Depreciation	Total Cost Net of Accumulated Depreciation
Mesa Mall	Grand Junction, Colorado	$11,155	44,635	—	5,761	11,155	50,206	190	(13,045)	48,506
Lake Square Mall	Leesburg, Florida	7,348	29,392	—	1,849	7,348	31,123	118	(7,427)	31,162
South Park Mall	Moline, Illinois	21,341	85,540	—	7,205	18,859	94,654	573	(20,176)	93,910
Eastland Mall	Evansville, Indiana	28,160	112,642	—	19,164	28,160	130,679	1,127	(29,887)	130,079
Lindale Mall	Cedar Rapids, Iowa	12,534	50,151	—	5,060	12,534	54,780	431	(13,403)	54,342
North Park Mall	Davenport, Iowa	17,210	69,042	—	10,507	14,947	81,043	769	(17,598)	79,161
South Ridge Mall	Des Moines, Iowa	11,524	46,097	—	9,145	12,110	54,428	228	(13,343)	53,423
Granite Run Mall	Media, Pennsylvania	26,147	104,671	—	4,746	26,147	108,822	595	(25,433)	110,131
Rushmore Mall	Rapid City, South Dakota	12,089	50,588	—	4,923	12,089	55,137	374	(14,762)	52,838
Empire Mall	Sioux Falls, South Dakota	23,706	94,860	—	15,371	23,067	110,558	312	(28,645)	105,292
Empire East	Sioux Falls, South Dakota	2,073	8,291	—	1,473	1,854	9,969	14	(1,984)	9,853
Southern Hills Mall	Sioux City, South Dakota	15,697	62,793	—	8,430	15,697	71,100	123	(16,675)	70,245
Valley Mall	Harrisonburg, Virginia	10,393	41,572	—	12,699	10,345	53,844	475	(11,712)	52,952
		$199,377	800,274	—	106,333	194,312	906,343	5,329	(214,090)	891,894

Depreciation and amortization of the Partnership's investment in shopping center properties reflected in the statements of operations are calculated over the estimated useful lives of the assets as follows:

Building and improvements:	
Building and building improvements	35-39 years
Tenant improvements	Shorter of lease term or useful life
Equipment and furnishings	5-7 years

(1) All of the shopping centers were acquired in 1998.

SDG MACERICH PROPERTIES, L.P.
December 31, 2006
(Dollars in thousands)

Schedule III. Real Estate and Accumulated Depreciation

The changes in total shopping center properties for the years ended December 31, 2006, 2005, and 2004 are as follows:

Balance at December 31, 2003	$1,060,601
Acquisitions in 2004	—
Additions in 2004	19,832
Disposals and retirements in 2004	(434)
Balance at December 31, 2004	1,079,999
Acquisitions in 2005	—
Additions in 2005	17,551
Disposals and retirements in 2005	(6,098)
Balance at December 31, 2005	1,091,452
Acquisitions in 2006	—
Additions in 2006	19,778
Disposals and retirements in 2006	(5,246)
Balance at December 31, 2006	$1,105,984

The changes in accumulated depreciation for the years ended December 31, 2006, 2005, and 2004 are as follows:

Balance at December 31, 2003	$ 138,194
Additions in 2004	27,410
Disposals and retirements in 2004	(66)
Balance at December 31, 2004	165,538
Additions in 2005	27,128
Disposals and retirements in 2005	(1,396)
Balance at December 31, 2005	191,270
Additions in 2006	28,058
Disposals and retirements in 2006	(5,238)
Balance at December 31, 2006	$ 214,090

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 27, 2007.

THE MACERICH COMPANY

By /s/ ARTHUR M. COPPOLA

Arthur M. Coppola
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ ARTHUR M. COPPOLA Arthur M. Coppola	President and Chief Executive Officer and Director	February 27, 2007
/s/ MACE SIEGEL Mace Siegel	Chairman of the Board	February 27, 2007
/s/ DANA K. ANDERSON Dana K. Anderson	Vice Chairman of the Board	February 27, 2007
/s/ EDWARD C. COPPOLA Edward C. Coppola	Senior Executive Vice President and Chief Investment Officer and Director	February 27, 2007
/s/ JAMES COWNIE James Cownie	Director	February 27, 2007
/s/ DIANA LAING Diana Laing	Director	February 27, 2007

Signature	Capacity	Date
/s/ FREDERICK HUBBELL Frederick Hubbell	Director	February 27, 2007
/s/ STANLEY MOORE Stanley Moore	Director	February 27, 2007
/s/ DR. WILLIAM SEXTON Dr. William Sexton	Director	February 27, 2007
/s/ THOMAS E. O'HERN Thomas E. O'Hern	Executive Vice President, Treasurer and Chief Financial and Accounting Officer	February 27, 2007

EXHIBIT INDEX

Exhibit Number	Description	Sequentially Numbered Page
2.1**##	Agreement and Plan of Merger among the Company, the Operating Partnership, MACW, Inc., Wilmorite Properties, Inc. and Wilmorite Holdings, L.P. dated as of December 22, 2004.	
3.1*	Articles of Amendment and Restatement of the Company	
3.1.1**	Articles Supplementary of the Company	
3.1.2***	Articles Supplementary of the Company (Series A Preferred Stock)	
3.1.3###	Articles Supplementary of the Company (Series C Junior Participating Preferred Stock)	
3.1.4*******	Articles Supplementary of the Company (Series D Preferred Stock)	
3.1.5******#	Articles Supplementary of the Company (reclassification of shares)	
3.2**#####	Amended and Restated Bylaws of the Company (February 8, 2007)	
4.1*****	Form of Common Stock Certificate	
4.2******	Form of Preferred Stock Certificate (Series A Preferred Stock)	
4.2.1*****	Form of Preferred Stock/Right Certificate (Series C Junior Participating Preferred Stock)	
4.2.2********#	Form of Preferred Stock Certificate (Series D Preferred Stock)	
4.3*****	Agreement dated as of November 10, 1998 between the Company and Computershare Investor Services, as successor to EquiServe Trust Company, N.A., as successor to First Chicago Trust Company of New York, as Rights Agent	
10.1********	Amended and Restated Limited Partnership Agreement for the Operating Partnership dated as of March 16, 1994	
10.1.1****	Amendment to Amended and Restated Limited Partnership Agreement for the Operating Partnership dated June 27, 1997	
10.1.2******	Amendment to Amended and Restated Limited Partnership Agreement for the Operating Partnership dated November 16, 1997	
10.1.3******	Fourth Amendment to Amended and Restated Limited Partnership Agreement for the Operating Partnership dated February 25, 1998	
10.1.4******	Fifth Amendment to Amended and Restated Limited Partnership Agreement for the Operating Partnership dated February 26, 1998	

Exhibit Number	Description	Sequentially Numbered Page
10.1.5###	Sixth Amendment to Amended and Restated Limited Partnership Agreement for the Operating Partnership dated June 17, 1998	
10.1.6###	Seventh Amendment to Amended and Restated Limited Partnership Agreement for the Operating Partnership dated December 23, 1998	
10.1.7#######	Eighth Amendment to Amended and Restated Limited Partnership Agreement for the Operating Partnership dated November 9, 2000	
10.1.8*******	Ninth Amendment to Amended and Restated Limited Partnership Agreement for the Operating Partnership dated July 26, 2002	
10.1.9	Tenth Amendment to Amended and Restated Limited Partnership Agreement for the Operating Partnership dated October 26, 2006	
10.1.10**###	Form of Eleventh Amendment to Amended and Restated Limited Partnership Agreement for the Operating Partnership	
10.2	Form of Termination of Employment Agreement dated as of October 26, 2006	
10.2.1	List of Omitted Termination of Employment Agreements	
10.2.2	Employment Agreement between the Company and Tony Grossi dated November 1, 2006	
10.2.3**#	Separation Agreement between the Company and David Contis dated October 5, 2006	
10.3******	Amended and Restated 1994 Incentive Plan	
10.3.1########	Amendment to the Amended and Restated 1994 Incentive Plan dated as of March 31, 2001	
10.3.2*******#	Amendment to the Amended and Restated 1994 Incentive Plan (October 29, 2003)	
10.3.3####	1999 Cash Bonus/Restricted Stock Program and Stock Unit Program under the Amended and Restated 1994 Incentive Plan (including the forms of the Award Agreements)	
10.4#	1994 Eligible Directors' Stock Option Plan	
10.4.1*******#	Amendment to 1994 Eligible Directors Stock Option Plan (October 29, 2003)	
10.5*******#	Amended and Restated Deferred Compensation Plan for Executives (2003)	
10.5.1**##	2005 Deferred Compensation Plan for Executives	
10.6*******#	Amended and Restated Deferred Compensation Plan for Senior Executives (2003)	
10.6.1**##	2005 Deferred Compensation Plan for Senior Executives	

Exhibit Number	Description	Sequentially Numbered Page
10.7**##	Eligible Directors' Deferred Compensation/Phantom Stock Plan (as amended and restated as of January 1, 2005)	
10.8********	Executive Officer Salary Deferral Plan	
10.8.1*******#	Amendment Nos. 1 and 2 to Executive Officer Salary Deferral Plan	
10.8.2**##	Amendment No. 3 to Executive Officer Salary Deferral Plan	
10.9********	Registration Rights Agreement, dated as of March 16, 1994, between the Company and The Northwestern Mutual Life Insurance Company	
10.10********	Registration Rights Agreement, dated as of March 16, 1994, among the Company and Mace Siegel, Dana K. Anderson, Arthur M. Coppola and Edward C. Coppola	
10.11********	Registration Rights Agreement, dated as of March 16, 1994, among the Company, Richard M. Cohen and MRII Associates	
10.12******	Registration Rights Agreement dated as of February 25, 1998 between the Company and Security Capital Preferred Growth Incorporated	
10.13********	Incidental Registration Rights Agreement dated March 16, 1994	
10.14******	Incidental Registration Rights Agreement dated as of July 21, 1994	
10.15******	Incidental Registration Rights Agreement dated as of August 15, 1995	
10.16******	Incidental Registration Rights Agreement dated as of December 21, 1995	
10.17******	List of Omitted Incidental/Demand Registration Rights Agreements	
10.18###	Redemption, Registration Rights and Lock-Up Agreement dated as of July 24, 1998 between the Company and Harry S. Newman, Jr. and LeRoy H. Brettin	
10.19********	Indemnification Agreement, dated as of March 16, 1994, between the Company and Mace Siegel	
10.19.1********	List of Omitted Indemnification Agreements	
10.20*******	Form of Registration Rights Agreement with Series D Preferred Unit Holders	
10.20.1*******	List of Omitted Registration Rights Agreements	
10.21**###	$650,000,000 Interim Loan Facility and $450,000,000 Term Loan Facility Credit Agreement dated as of April 25, 2005 among the Operating Partnership, the Company, Macerich WRLP Corp., Macerich WRLP LLC, Macerich WRLP II Corp., Macerich WRLP II LP, Macerich TWC II Corp., Macerich TWC II LLC, Macerich Walleye LLC, IMI Walleye LLC, Walleye Retail Investments LLC, Deutsche Bank Trust Company Americas and various lenders	

Exhibit Number	Description	Sequentially Numbered Page
10.21.1**######	First Amendment to $450,000,000 Term Loan Facility Credit Agreement dated as of July 20, 2006 among the Operating Partnership, the Company, Macerich WRLP Corp., Macerich WRLP LLC, Macerich WRLP II Corp., Macerich WRLP II LP, Macerich TWC II Corp., Macerich TWC II LLC, Macerich Walleye LLC, IMI Walleye LLC, Walleye Retail Investments LLC, the agent and various lenders party thereto	
10.22**######	$1,500,000,000 Second Amended and Restated Revolving Loan Facility Credit Agreement dated as of July 20, 2006 among the Operating Partnership, the Company, Macerich WRLP Corp., Macerich WRLP LLC, Macerich WRLP II Corp., Macerich WRLP II LP, Macerich TWC II Corp., Macerich TWC II LLC, Macerich Walleye LLC, IMI Walleye LLC, Walleye Retail Investments LLC, Deutsche Bank Trust Company Americas and various lenders	
10.22.1**###	Amended and Restated $250,000,000 Term Loan Facility Credit Agreement dated as of April 25, 2005 among the Operating Partnership, the Company, Macerich WRLP Corp., Macerich WRLP LLC, Macerich WRLP II Corp., Macerich WRLP II LP, Macerich TWC II Corp., Macerich TWC II LLC, Macerich Walleye LLC, IMI Walleye LLC, Walleye Retail Investments LLC, Deutsche Bank Trust Company Americas and various lenders	
10.22.2**######	First Amendment to Amended and Restated $250,000,000 Term Loan Facility Credit Agreement dated as of July 20, 2006 among the Operating Partnership, the Company, Macerich WRLP Corp., Macerich WRLP LLC, Macerich WRLP II Corp., Macerich WRLP II LP, Macerich TWC II Corp., Macerich TWC II LLC, Macerich Walleye LLC, IMI Walleye LLC, Walleye Retail Investments LLC, the agent and various lenders party thereto	
10.23##	Form of Incidental Registration Rights Agreement between the Company and various investors dated as of July 26, 2002	
10.23.1##	List of Omitted Incidental Registration Rights Agreements	
10.24*#	Tax Matters Agreement dated as of July 26, 2002 between The Macerich Partnership L.P. and the Protected Partners	
10.24.1**###	Tax Matters Agreement (Wilmorite)	
10.25#######	2000 Incentive Plan effective as of November 9, 2000 (including 2000 Cash Bonus/Restricted Stock Program and Stock Unit Program and Award Agreements)	
10.25.1########	Amendment to the 2000 Incentive Plan dated March 31, 2001	
10.25.2*******#	Amendment to 2000 Incentive Plan (October 29, 2003)	
10.26#######	Form of Stock Option Agreements under the 2000 Incentive Plan	

Exhibit Number	Description	Sequentially Numbered Page
10.27****#	2003 Equity Incentive Plan	
10.27.1*******#	Amendment to 2003 Equity Incentive Plan (October 29, 2003)	
10.27.2****#	2003 Cash Bonus/Restricted Stock and Stock Unit Award Program under the 2003 Equity Incentive Plan	
10.28*****#	Form of Restricted Stock Award Agreement under 2003 Equity Incentive Plan	
10.29*****#	Form of Stock Unit Award Agreement under 2003 Equity Incentive Plan	
10.30*****#	Form of Employee Stock Option Agreement under 2003 Equity Incentive Plan	
10.31*****#	Form of Non-Qualified Stock Option Grant under 2003 Equity Incentive Plan	
10.32***#	Form of Restricted Stock Award Agreement for Non-Management Directors	
10.32.1	Form of LTIP Award Agreement under 2003 Equity Incentive Plan	
10.33****#	Employee Stock Purchase Plan	
10.33.1*****#	Amendment 2003-1 to Employee Stock Purchase Plan (October 29, 2003)	
10.34	Form of Management Continuity Agreement	
10.34.1	List of Omitted Management Continuity Agreements	
10.35*******#	Indemnification Agreement between the Company and Mace Siegel dated October 29, 2003	
10.35.1	List of Omitted Indemnification Agreements	
10.36*******#	Registration Rights Agreement dated as of December 18, 2003 by the Operating Partnership, the Company and Taubman Realty Group Limited Partnership (Registration rights assigned by Taubman to three assignees).	
10.37******	Partnership Agreement of S.M. Portfolio Ltd. Partnership	
10.38**###	2005 Amended and Restated Agreement of Limited Partnership of MACWH, LP dated as of April 25, 2005	
10.39**###	Registration Rights Agreement dated as of April 25, 2005 among the Company and the persons names on Exhibit A thereto	
10.40**####	Description of Director and Executive Compensation Arrangements	
21.1	List of Subsidiaries	
23.1	Consent of Independent Registered Public Accounting Firm (Deloitte and Touche LLP)	
23.2	Consent of Independent Registered Public Accounting Firm (KPMG LLP)	
31.1	Section 302 Certification of Arthur Coppola, Chief Executive Officer	

Exhibit Number	Description	Sequentially Numbered Page
31.2	Section 302 Certification of Thomas O'Hern, Chief Financial Officer	
32.1	Section 906 Certifications of Arthur Coppola and Thomas O'Hern	
99.1**#######	Guidelines on Corporate Governance (as amended on April 27, 2006)	

* *Previously filed as an exhibit to the Company's Registration Statement on Form S-11, as amended (No. 33-68964), and incorporated herein by reference.*

** *Previously filed as an exhibit to the Company's Current Report on Form 8-K, event date May 30, 1995, and incorporated herein by reference.*

*** *Previously filed as an exhibit to the Company's Current Report on Form 8-K, event date February 25, 1998, and incorporated herein by reference.*

**** *Previously filed as an exhibit to the Company's Current Report on Form 8-K, event date June 20, 1997, and incorporated herein by reference.*

***** *Previously filed as an exhibit to the Company's Current Report on Form 8-K, event date November 10, 1998, as amended, and incorporated herein by reference.*

****** *Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1997, and incorporated herein by reference.*

******* *Previously filed as an exhibit to the Company's Current Report on Form 8-K, event date July 26, 2002 and incorporated herein by reference.*

******** *Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1996, and incorporated herein by reference.*

\# *Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994, and incorporated herein by reference.*

\## *Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q, for the quarter ended June 30, 2002, and incorporated herein by reference.*

\### *Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1998, and incorporated herein by reference.*

\#### *Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, and incorporated herein by reference.*

\##### *Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, and incorporated herein by reference.*

\###### *Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1999, and incorporated herein by reference.*

\####### *Previously filed as an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2000, and incorporated herein by reference.*

######## *Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, and incorporated herein by reference.*

*# *Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, and incorporated herein by reference.*

**# *Previously filed as an exhibit to the Company's Current Report on Form 8-K, event date October 5, 2006, and incorporated herein by reference.*

***# *Previously filed as an Exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, and incorporated herein by reference.*

****# *Previously filed as an Exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, and incorporated herein by reference.*

*****# *Previously filed as an Exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, and incorporated herein by reference.*

******# *Previously filed as an Exhibit to the Company's Registration Statement on Form S-3, as amended (No. 333-88718), and incorporated herein by reference.*

*******# *Previously filed as an Exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference.*

********# *Previously filed as an Exhibit to the Company's Registration Statement on Form S-3 (No. 333-107063), and incorporated herein by reference.*

**## *Previously filed as an Exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2004, and incorporated herein by reference.*

**### *Previously filed as an exhibit to the Company's Current Report on Form 8-K, event date April 25, 2005, and incorporated herein by reference.*

**#### *Previously filed as an exhibit to the Company's Current Report on Form 8-K, event date January 26, 2006, and incorporated herein by reference.*

**##### *Previously filed as an exhibit to the Company's Current Report on Form 8-K, event date February 8, 2007, and incorporated herein by reference.*

**###### *Previously filed as an exhibit to the Company's Current Report on Form 8-K, event date July 20, 2006, and incorporated herein by reference.*

**####### *Previously filed as an exhibit to the Company's Current Report on Form 8-K, event date April 27, 2006, and incorporated herein by reference.*

Exhibit 21.1

LIST OF SUBSIDIARIES

ARROWHEAD FESTIVAL L.L.C., an Arizona limited liability company

BILTMORE SHOPPING CENTER PARTNERS LLC, an Arizona limited liability company

BROAD RAFAEL ASSOCIATES (LIMITED PARTNERSHIP), a Pennsylvania limited partnership

BROAD RAFAEL PROPERTIES CORP., a Delaware corporation

CAMELBACK COLONNADE ASSOCIATES LIMITED PARTNERSHIP, an Arizona limited partnership

CAMELBACK COLONNADE PARTNERS, an Arizona general partnership

CAMELBACK COLONNADE SPE LLC, a Delaware limited liability company

CAMELBACK SHOPPING CENTER LIMITED PARTNERSHIP, an Arizona limited partnership

CHANDLER FESTIVAL SPE LLC, a Delaware limited liability company

CHANDLER GATEWAY PARTNERS, LLC, an Arizona limited liability company

CHANDLER GATEWAY SPE LLC, a Delaware limited liability company

CHANDLER VILLAGE CENTER, LLC, an Arizona limited liability company

CHRIS-TOWN VILLAGE ASSOCIATES, an Arizona general partnership

COOLIDGE HOLDING LLC, an Arizona limited liability company

CORTE MADERA VILLAGE, LLC, a Delaware limited liability company

CW SCOTTSDALE, LLC, a Delaware limited liability company

DANBURY MALL ASSOCIATES, LIMITED PARTNERSHIP, a Connecticut limited partnership

DANBURY MALL, LLC, a Delaware limited liability company

DANBURY MALL SPC, INC., a Delaware corporation

DB HOLDINGS LLC, a Delaware limited liability company

DEPTFORD MALL ASSOCIATES L.L.C., a New Jersey limited liability company

DESERT SKY MALL LLC, a Delaware limited liability company

DMA INVESTORS L.P., a Delaware limited partnership

EAST FLAGSTAFF PLAZA ASSOCIATES, an Arizona general partnership

EAST MESA LAND, L.L.C., a Delaware limited liability company

EAST MESA MALL, L.L.C., a Delaware limited liability company

EASTVIEW COMMONS, LLC, a New York limited liability company

EASTVIEW MALL, LLC, a Delaware limited liability company

FAIR I, LLC, a Delaware limited liability company

FAIR I SPC, INC., a Delaware corporation

FAIR II, LLC, a Delaware limited liability company

FAIR II SPC, INC., a Delaware corporation

FFC-PANORAMA, LLC, a Delaware limited liability company

FLAGSTAFF MALL ASSOCIATES LIMITED PARTNERSHIP, an Arizona limited partnership

FLAGSTAFF MALL SPE LLC, a Delaware limited liability company

FLATIRON ACQUISITION LLC, a Delaware limited liability company

FLATIRON PROPERTY HOLDING, L.L.C., an Arizona limited liability company

FREE RACE MALL REST., L.P., a New Jersey limited partnership

FREEHOLD I, LLC, a Delaware limited liability company

FREEHOLD I SPC, INC., a Delaware corporation

FREEHOLD II, LLC, a Delaware limited liability company

FREEHOLD II SPC, INC., a Delaware corporation

FREEMALL ASSOCIATES, LLC, a Delaware limited liability company

FREEMALL ASSOCIATES, L.P., a New Jersey limited partnership

FRM ASSOCIATES LIMITED PARTNERSHIP, a New Jersey limited partnership

FRMR B LLC, a Delaware limited liability company

FRMR, INC., a New Jersey corporation

GRANITE MALL GP, LLC, a Delaware limited liability company

GREAT EASTERN MALL, L.P., a New York limited partnership

GREAT NORTHERN HOLDINGS, LLC, a Delaware limited liability company

GREAT NORTHERN SPE, LLC, a Delaware limited liability company

GREECE RIDGE, LLC, a Delaware limited liability company

GREECE TOWNE MALL, L.P., a New York limited partnership

HUDSON PROPERTIES, L.P., a Delaware limited partnership

HUDWIL I, LLC, a Delaware limited liability company

HUDWIL I SPC, INC., a Delaware corporation

HUDWIL IV, LLC, a Delaware limited liability company

HUDWIL IV SPC, INC., a Delaware corporation

IMI WALLEYE LLC, a Delaware limited liability company

INA AND LA CHOLLA ASSOCIATES, an Arizona general partnership

JAREN ASSOCIATES #4, an Arizona general partnership

KIERLAND COMMONS INVESTMENT LLC, a Delaware limited liability company

KIERLAND GREENWAY, LLC, a Delaware limited liability company

KIERLAND MAIN STREET, LLC, a Delaware limited liability company

KIERLAND RESIDENTIAL/RETAIL I, LLC, a Delaware limited liability company

KIERLAND TOWER LOFTS, LLC, a Delaware limited liability company

KITSAPARTY, a Washington non-profit corporation

KTL INVESTMENT LLC, a Delaware limited liability company

LEE WEST, LLC, an Arizona limited liability company

LEE WEST II, LLC, a Delaware limited liability company

LOCKSLEY II, LLC, a Delaware limited liability company

LOCKSLEY II SPC, INC., a Delaware corporation

MACDAN CORP., a Delaware corporation

MACDB CORP., a Delaware corporation

MAC E-COMMERCE, LLC, a Delaware limited liability company

MACERICH BILTMORE CI, LLC, a Delaware limited liability company

MACERICH BILTMORE MM, LLC, a Delaware limited liability company

MACERICH BILTMORE OPI, LLC, a Delaware limited liability company

MACERICH BRISTOL ASSOCIATES, a California general partnership

MACERICH BUENAVENTURA GP CORP., a Delaware corporation

MACERICH BUENAVENTURA LIMITED PARTNERSHIP, a California limited partnership

MACERICH CARMEL GP CORP., a Delaware corporation

MACERICH CARMEL LIMITED PARTNERSHIP, a California limited partnership

MACERICH CERRITOS ADJACENT, LLC, a Delaware limited liability company

MACERICH CERRITOS MALL CORP., a Delaware corporation

MACERICH CERRITOS, LLC, a Delaware limited liability company

MACERICH CITADEL GP CORP., a Delaware corporation

MACERICH CITADEL LIMITED PARTNERSHIP, a California limited partnership

MACERICH CM VILLAGE GP CORP., a Delaware corporation

MACERICH CM VILLAGE LIMITED PARTNERSHIP, a California limited partnership

MACERICH CROSSROADS SPE LLC, a Delaware limited liability company

MACERICH DANBURY ADJACENT LLC, a Delaware limited liability company

MACERICH DEPTFORD LLC, a Delaware limited liability company

MACERICH EAST DEVELOPMENT LLC, a Delaware limited liability company

MACERICH EQ GP CORP., a Delaware corporation

MACERICH EQ LIMITED PARTNERSHIP, a California limited partnership

MACERICH FARGO ASSOCIATES, a California general partnership

MACERICH FAYETTEVILLE GP CORP., a Delaware corporation

MACERICH FAYETTEVILLE LIMITED PARTNERSHIP, a California limited partnership

MACERICH FIESTA MALL ADJACENT LLC, a Delaware limited liability company

MACERICH FIESTA MALL LLC, a Delaware limited liability company

MACERICH FM SPE LLC, a Delaware limited liability company

MACERICH FRESNO GP CORP., a Delaware corporation

MACERICH FRESNO LIMITED PARTNERSHIP, a California limited partnership

MACERICH GREAT FALLS GP CORP., a Delaware corporation

MACERICH GREELEY ASSOCIATES, LLC, a Delaware limited liability company

MACERICH GREELEY DEF LLC, a Delaware limited liability company

MACERICH GREELEY MM CORP., a Delaware corporation

MACERICH HILTON VILLAGE GP LLC, a Delaware limited liability company

MACERICH INLAND LLC, a Delaware limited liability company

MACERICH LA CUMBRE LLC, a Delaware limited liability company

MACERICH LA CUMBRE SPE LLC, a Delaware limited liability company

MACERICH LAKEWOOD, LLC, a Delaware limited liability company

MACERICH LUBBOCK GP CORP., a Delaware corporation

MACERICH LUBBOCK LIMITED PARTNERSHIP, a California limited partnership

MACERICH MANAGEMENT COMPANY, a California corporation

MACERICH MANHATTAN GP CORP., a Delaware corporation

MACERICH MANHATTAN LIMITED PARTNERSHIP, a California limited partnership

MACERICH MERCHANTWIRED, LLC, a Delaware limited liability company

MACERICH NORTHWESTERN ASSOCIATES, a California general partnership

MACERICH NP LLC, a Delaware limited liability company

MACERICH OAKS LLC, a Delaware limited liability company

MACERICH OAKS ADJACENT LLC, a Delaware limited liability company

MACERICH OAKS MEZZANINE LLC, a Delaware limited liability company

MACERICH OKLAHOMA GP CORP., a Delaware corporation

MACERICH OKLAHOMA LIMITED PARTNERSHIP, a California limited partnership

MACERICH OKLAHOMA WARDS PARCEL LLC, a Delaware limited liability company

MACERICH OXNARD, LLC, a Delaware limited liability company

MACERICH PACIFIC VIEW ADJACENT, LLC, a Delaware limited liability company

MACERICH PANORAMA SPE LLC, a Delaware limited liability company

MACERICH PPR CORP., a Maryland corporation

MACERICH PROPERTY EQ GP CORP., a Delaware corporation

MACERICH PROPERTY MANAGEMENT COMPANY, LLC, a Delaware limited liability company

MACERICH QUEENS ADJACENT GUARANTOR GP CORP., a Delaware corporation

MACERICH QUEENS EXPANSION, LLC, a Delaware limited liability company

MACERICH QUEENS GP CORP., a Delaware corporation

MACERICH QUEENS LIMITED PARTNERSHIP, a California limited partnership

MACERICH QUEENS THEATRE LLC, a Delaware limited liability company

MACERICH RIDGMAR LLC, a Delaware limited liability company

MACERICH RIMROCK GP CORP., a Delaware corporation

MACERICH RIMROCK LIMITED PARTNERSHIP, a California limited partnership

MACERICH SALISBURY B LLC, a Delaware limited liability company

MACERICH SALISBURY GL LLC, a Delaware limited liability company

MACERICH SANTA MONICA LLC, a Delaware limited liability company

MACERICH SANTA MONICA PLACE CORP., a Delaware corporation

MACERICH SANTAN PHASE 2 SPE LLC, a Delaware limited liability company

MACERICH SASSAFRAS GP CORP., a Delaware corporation

MACERICH SASSAFRAS LIMITED PARTNERSHIP, a California limited partnership

MACERICH SCG GP CORP., a Delaware corporation

MACERICH SCG GP LLC, a Delaware limited liability company

MACERICH SCG LIMITED PARTNERSHIP, a California limited partnership

MACERICH SOUTH TOWNE GP CORP., a Delaware corporation

MACERICH SOUTH TOWNE LIMITED PARTNERSHIP, a California limited partnership

MACERICH ST MARKETPLACE GP CORP., a Delaware corporation

MACERICH ST MARKETPLACE LIMITED PARTNERSHIP, a California limited partnership

MACERICH STONEWOOD CORP., a Delaware corporation

MACERICH STONEWOOD, LLC, a Delaware limited liability company

MACERICH TRUST LLC, a Delaware limited liability company

MACERICH TWC II CORP., a Delaware corporation

MACERICH TWC II LLC, a Delaware limited liability company

MACERICH TWENTY NINTH STREET LLC, a Delaware limited liability company

MACERICH TYSONS LLC, a Delaware limited liability company

MACERICH VALLEY RIVER CENTER LLC, a Delaware limited liability company

MACERICH VALLEY VIEW ADJACENT GP CORP., a Delaware corporation

MACERICH VALLEY VIEW ADJACENT LIMITED PARTNERSHIP, a California limited partnership

MACERICH VALLEY VIEW GP CORP., a Delaware corporation

MACERICH VALLEY VIEW LIMITED PARTNERSHIP, a California limited partnership

MACERICH VICTOR VALLEY LLC, a Delaware limited liability company

MACERICH VINTAGE FAIRE GP CORP., a Delaware corporation

MACERICH VINTAGE FAIRE LIMITED PARTNERSHIP, a California limited partnership

MACERICH VV SPE LLC, a Delaware limited liability company

MACERICH WALLEYE LLC, a Delaware limited liability company

MACERICH WESTBAR LLC, a Delaware limited liability company

MACERICH WESTCOR MANAGEMENT LLC, a Delaware limited liability company

MACERICH WESTSIDE ADJACENT GP CORP., a Delaware corporation

MACERICH WESTSIDE ADJACENT LIMITED PARTNERSHIP, a California limited partnership

MACERICH WESTSIDE GP CORP., a Delaware corporation

MACERICH WESTSIDE LIMITED PARTNERSHIP, a California limited partnership

MACERICH WRLP CORP., a Delaware corporation

MACERICH WRLP LLC, a Delaware limited liability company

MACERICH WRLP II CORP., a Delaware corporation

MACERICH WRLP II L.P., a Delaware limited partnership

NORTHGATE MALL ASSOCIATES, a California general partnership

NORTHPARK LAND PARTNERS, LP, a Delaware limited partnership

NORTHPARK PARTNERS, LP, a Delaware limited partnership

NORTHRIDGE FASHION CENTER LLC, a California limited liability company

NORTH VALLEY PLAZA ASSOCIATES, a California general partnership

PACIFIC PREMIER RETAIL TRUST, a Maryland real estate investment trust

PANORAMA CITY ASSOCIATES, a California general partnership

PARADISE WEST #1, L.L.C., an Arizona limited liability company

PARADISE WEST PARCEL 4, LLC, an Arizona limited liability company

PHXAZ/KIERLAND COMMONS, L.L.C., a Delaware limited liability company

PITTSFORD HOLDINGS LLC, a Delaware limited liability company

PITTSFORD PLAZA COMPANY, L.P., a New York limited partnership

PITTSFORD SPC, INC., a Delaware corporation

PPR CASCADE LLC, a Delaware limited liability company

PPR CREEKSIDE CROSSING LLC, a Delaware limited liability company

PPR CROSS COURT LLC, a Delaware limited liability company

PPR KITSAP MALL LLC, a Delaware limited liability company

PPR KITSAP PLACE LLC, a Delaware limited liability company

PPR LAKEWOOD ADJACENT, LLC, a Delaware limited liability company

PPR NORTH POINT LLC, a Delaware limited liability company

PPR REDMOND OFFICE LLC, a Delaware limited liability company

PPR REDMOND RETAIL LLC, a Delaware limited liability company

PPR SQUARE TOO LLC, a Delaware limited liability company

MACJ, LLC, a Delaware limited liability company

MACW FREEHOLD, LLC, a Delaware limited liability company

MACW MALL MANAGEMENT, Inc., a New York corporation

MACW MIDWEST, LLC, a Delaware limited liability company

MACW PROPERTY MANAGEMENT, LLC, a New York limited liability company

MACW TYSONS, LLC, a Delaware limited liability company

MACWH, LP, a Delaware limited partnership

MACWPII LLC, a Delaware limited liability company

MAIB, LLC, a Delaware limited liability company

MARKETPLACE HENRIETTA, LLC, a New York limited liability company

MARKETPLACE MALL HOLDINGS LLC, a Delaware limited liability company

MARKETPLACE SPC, INC., a Delaware corporation

MERCHANTWIRED, LLC, a Delaware limited liability company

METROCENTER PERIPHERAL PROPERTY LLC, a Delaware limited liability company

METRORISING AMS HOLDING LLC, a Delaware limited liability company

METRORISING AMS MEZZ1 LLC, a Delaware limited liability company

METRORISING AMS MEZZ2 LLC, a Delaware limited liability company

METRORISING AMS OWNER LLC, a Delaware limited liability company

MIDCOR ASSOCIATES V, LLC, an Arizona limited liability company

MONTEBELLO PLAZA ASSOCIATES, an Arizona general partnership

MVRC HOLDING LLC, a Delaware limited liability company

MW INVESTMENT LLC, a Delaware limited liability company

NEW RIVER ASSOCIATES, an Arizona general partnership

NORTHGATE MALL ASSOCIATES, a California general partnership

NORTHPARK LAND PARTNERS, LP, a Delaware limited partnership

NORTHPARK PARTNERS, LP, a Delaware limited partnership

NORTHRIDGE FASHION CENTER LLC, a California limited liability company

NORTH VALLEY PLAZA ASSOCIATES, a California general partnership

PACIFIC PREMIER RETAIL TRUST, a Maryland real estate investment trust

PANORAMA CITY ASSOCIATES, a California general partnership

PARADISE WEST #1, L.L.C., an Arizona limited liability company

PARADISE WEST PARCEL 4, LLC, an Arizona limited liability company

PHXAZ/KIERLAND COMMONS, L.L.C., a Delaware limited liability company

PITTSFORD HOLDINGS LLC, a Delaware limited liability company

PITTSFORD PLAZA COMPANY, L.P., a New York limited partnership

PITTSFORD SPC, INC., a Delaware corporation

PPR CASCADE LLC, a Delaware limited liability company

PPR CREEKSIDE CROSSING LLC, a Delaware limited liability company

PPR CROSS COURT LLC, a Delaware limited liability company

PPR KITSAP MALL LLC, a Delaware limited liability company

PPR KITSAP PLACE LLC, a Delaware limited liability company

PPR LAKEWOOD ADJACENT, LLC, a Delaware limited liability company

PPR NORTH POINT LLC, a Delaware limited liability company

PPR REDMOND OFFICE LLC, a Delaware limited liability company

PPR REDMOND RETAIL LLC, a Delaware limited liability company

PPR SQUARE TOO LLC, a Delaware limited liability company

PPRT LAKEWOOD MALL CORP., a Delaware corporation

PPRT TRUST LLC, a Delaware limited liability company

PPR WASHINGTON SQUARE LLC, a Delaware limited liability company

PROMENADE ASSOCIATES, L.L.C., an Arizona limited liability company

PROPCOR ASSOCIATES, an Arizona general partnership

PROPCOR II ASSOCIATES, LLC, an Arizona limited liability company

RACEWAY ONE, LLC, a New Jersey limited liability company

RACEWAY TWO, LLC, a New Jersey limited liability company

RAILHEAD ASSOCIATES, L.L.C., an Arizona limited liability company

ROCHESTER MALLS, LLC, a Delaware limited liability company

ROTTERDAM SQUARE, LLC, a Delaware limited liability company

SANTAN FESTIVAL, LLC, an Arizona limited liability company

SANTAN VILLAGE PHASE 2 LLC, an Arizona limited liability company

SARWIL ASSOCIATES, L.P., a New York limited partnership

SARWIL ASSOCIATES II, L.P., a New York limited partnership

SCOTTSDALE/101 ASSOCIATES, LLC, an Arizona limited liability company

SCOTTSDALE FASHION SQUARE PARTNERSHIP, an Arizona general partnership

SDG MACERICH PROPERTIES, L.P., a Delaware limited partnership

SHOPPINGTOWN MALL HOLDINGS, LLC, a Delaware limited liability company

SHOPPINGTOWN MALL, LLC, a Delaware limited liability company

SHOPPINGTOWN MALL, L.P., a Delaware limited partnership

SM EASTLAND MALL, LLC, a Delaware limited liability company

SM EMPIRE MALL, LLC, a Delaware limited liability company

SM GRANITE RUN MALL, L.P., a Delaware limited partnership

SM MESA MALL, LLC, a Delaware limited liability company

SM PORTFOLIO LIMITED PARTNERSHIP, a Delaware limited partnership

SM RUSHMORE MALL, LLC, a Delaware limited liability company

SM SOUTHERN HILLS MALL, LLC, a Delaware limited liability company

SM VALLEY MALL, LLC, a Delaware limited liability company

SOUTHRIDGE ADJACENT, LLC, a Delaware limited liability company

SUPERSTITION SPRINGS HOLDING LLC, a Delaware limited liability company

THE MACERICH PARTNERSHIP, L.P., a Delaware limited partnership

THE MARKET AT ESTRELLA FALLS LLC, an Arizona limited liability company

THE MARKETPLACE, a New York limited partnership

THE WESTCOR COMPANY LIMITED PARTNERSHIP, an Arizona limited partnership

THE WESTCOR COMPANY II LIMITED PARTNERSHIP, an Arizona limited partnership

TOWNE MALL, L.L.C., a Delaware limited liability company

TOWNE SPC, Inc., a Delaware corporation

TUCK, LLC, a Delaware limited liability company

TUCK SPC, INC., a Delaware corporation

TWC BORGATA CORP., an Arizona corporation

TWC BORGATA HOLDING, L.L.C., an Arizona limited liability company

TWC CHANDLER LLC, a Delaware limited liability company

TWC HILTON VILLAGE HOLDINGS, L.L.C., an Arizona limited liability company

TWC HILTON VILLAGE, INC., an Arizona corporation

TWC PROMENADE L.L.C., an Arizona limited liability company

TWC SCOTTSDALE CORP., an Arizona corporation

TWC SCOTTSDALE HOLDING, L.L.C., an Arizona limited liability company

TWC SCOTTSDALE MEZZANINE, L.L.C., an Arizona limited liability company

TWC II-PRESCOTT MALL, LLC, a Delaware limited liability company

TWC II PRESCOTT MALL SPE LLC, a Delaware limited liability company

TWC II TUCSON, LLC, an Arizona limited liability company

TYSONS CORNER HOLDINGS LLC, a Delaware limited liability company

TYSONS CORNER LLC, a Virginia limited liability company

TYSONS CORNER PROPERTY HOLDINGS LLC, a Delaware limited liability company

TYSONS CORNER PROPERTY HOLDINGS II LLC, a Delaware limited liability company

TYSONS CORNER PROPERTY LLC, a Virginia limited liability company

TYSONS MALL CERTIFICATES, LLC, a Virginia limited liability company

WALLEYE RETAIL INVESTMENTS LLC, a Delaware limited liability company

WALLEYE TRS HOLDCO, INC., a Delaware corporation

WALTON RIDGMAR, G.P., L.L.C., a Delaware limited liability company

WEST ACRES DEVELOPMENT, LLP, a North Dakota limited liability partnership

WESTBAR LIMITED PARTNERSHIP, an Arizona limited partnership

WESTCOR/303 AUTO PARK LLC, an Arizona limited liability company

WESTCOR/303 LLC, an Arizona limited liability company

WESTCOR/BLACK CANYON MOTORPLEX LLC, an Arizona limited liability company

WESTCOR/BLACK CANYON RETAIL LLC, an Arizona limited liability company

WESTCOR/CASA GRANDE LLC, an Arizona limited liability company

WESTCOR/COOLIDGE LLC, an Arizona limited liability company

WESTCOR/GILBERT, L.L.C., an Arizona limited liability company

WESTCOR/GILBERT PHASE 2 LLC, an Arizona limited liability company

WESTCOR/GOODYEAR, L.L.C., an Arizona limited liability company

WESTCOR GOODYEAR PC LLC, an Arizona limited liability company

WESTCOR GOODYEAR RSC LLC, an Arizona limited liability company

WESTCOR LA ENCANTADA, L.P., a Delaware limited partnership

WESTCOR MARANA LLC, an Arizona limited liability company

WESTCOR MARANA SALES LLC, an Arizona limited liability company

WESTCOR/MERIDIAN LLC, an Arizona limited liability company

WESTCOR/MERIDIAN COMMERCIAL LLC, an Arizona limited liability company

WESTCOR/MERIDIAN MEDICAL LLC, an Arizona limited liability company

WESTCOR/MERIDIAN RESIDENTIAL LLC, an Arizona limited liability company

WESTCOR/PARADISE RIDGE, L.L.C., an Arizona limited liability company

WESTCOR PARTNERS OF COLORADO, LLC, a Colorado limited liability company

WESTCOR PARTNERS, L.L.C., an Arizona limited liability company

WESTCOR/QUEEN CREEK LLC, an Arizona limited liability company

WESTCOR/QUEEN CREEK COMMERCIAL LLC, an Arizona limited liability company

WESTCOR/QUEEN CREEK MEDICAL LLC, an Arizona limited liability company

WESTCOR/QUEEN CREEK RESIDENTIAL LLC, an Arizona limited liability company

WESTCOR REALTY LIMITED PARTNERSHIP, a Delaware limited partnership

WESTCOR SANTAN VILLAGE LLC, an Arizona limited liability company

WESTCOR/SURPRISE LLC, an Arizona limited liability company

WESTCOR/SURPRISE AUTO PARK LLC, an Arizona limited liability company

WESTCOR TRS LLC, a Delaware limited liability company

WESTDAY ASSOCIATES LIMITED PARTNERSHIP, an Arizona limited partnership

WESTLINC ASSOCIATES, an Arizona general partnership

WESTPEN ASSOCIATES, an Arizona general partnership

WILMALL ASSOCIATES, L.P., a New York limited partnership

WILRIDGE SPC, INC., a Delaware corporation

WILRIDGE, LLC, a Delaware limited liability company

WILSAR SPC, INC., a Delaware corporation

WILSAR, LLC, a Delaware limited liability company

WILTON MALL, LLC, a Delaware limited liability company

WILTON SPC, INC., a Delaware corporation

WM INLAND ADJACENT LLC, a Delaware limited liability company

WM INLAND INVESTORS IV, L.L.C., a Delaware limited liability company

WM INLAND, L.L.C., a Delaware limited liability company

WM INLAND (MAY) IV, L.L.C., a Delaware limited liability company

WM RIDGMAR, L.P., a Delaware limited partnership

WP CASA GRANDE RETAIL LLC, an Arizona limited liability company

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
The Macerich Company
Santa Monica, California

We consent to the incorporation by reference in the Registration Statements on Form S-3 File Nos. 333-21157, 333-80129, 333-88718, 333-107063, 333-109733, 333-121630, 333-130993 and Form S-8 File Nos. 33-84038, 33-84040, 333-40667, 333-42309, 333-42303, 333-57898, 333-108193, 333-120585 and 333-00584 of our reports dated February 27, 2007 relating to the consolidated financial statements and consolidated financial statement schedules of The Macerich Company and of Pacific Premier Retail Trust, and management's report on the effectiveness of internal control over financial reporting of The Macerich Company appearing in this Annual Report on Form 10-K for the year ended December 31, 2006.

Deloitte & Touche LLP
Los Angeles, California
February 27, 2007

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Partners
SDG Macerich Properties, L.P.
and The Macerich Company

We consent to the incorporation by reference in the registration statements on Form S-3 (File No. 333-21157), Form S-3 (File No. 333-80129), Form S-3 (File No. 333-88718), Form S-3 (File No. 333-107063), Form S-3 (File No. 333-109733), Form S-3 (File No. 333-121630), Form S-3 (File No. 333-130993) and Form S-8 of The Macerich Company of our report dated February 27, 2007, relating to the balance sheets of SDG Macerich Properties, L.P. as of December 31, 2006 and 2005, and the related statements of operations, cash flows, and partners' equity for each of the years in the three-year period ended December 31, 2006, and the related financial statement schedule, which report appears in the December 31, 2006 Annual Report on Form 10-K of The Macerich Company.

KPMG LLP
Indianapolis, Indiana
February 27, 2007

Exhibit 31.1

SECTION 302 CERTIFICATION

I, Arthur M. Coppola, certify that:

1. I have reviewed this report on Form 10-K for the year ended December 31, 2006 of The Macerich Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ ARTHUR M. COPPOLA

Arthur M. Coppola
President and Chief Executive Officer

Date: February 27, 2007

SECTION 302 CERTIFICATION, Continued:

I, Thomas E. O'Hern, certify that:

1. I have reviewed this report on Form 10-K for the year ended December 31, 2006 of The Macerich Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 27, 2007

/s/ THOMAS E. O'HERN

Thomas E. O'Hern
Executive Vice President and Chief Financial Officer

Exhibit 32.1

THE MACERICH COMPANY (The Company)
WRITTEN STATEMENT
PURSUANT TO
18 U.S.C. SECTION 1350

The undersigned, Arthur M. Coppola and Thomas E. O'Hern, the Chief Executive Officer and Chief Financial Officer, respectively, of The Macerich Company (the "Company"), pursuant to 18 U.S.C. §1350, hereby certify that, to the best of their knowledge:

(i) the Annual Report on Form 10-K for the year ended December 31, 2006 of the Company (the "Report") fully complies with the requirements of Section 13(a) and 15(d) of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 27, 2007

/s/ ARTHUR M. COPPOLA

Arthur M. Coppola
President and Chief Executive Officer

/s/ THOMAS E. O'HERN

Thomas E. O'Hern
Executive Vice President and Chief Financial Officer

END